As confidentially submitted to the Securities and Exchange Commission on September 10, 2021
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Redaptive, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	4931 (Primary Standard Industrial Classification Code Number)	47-3325760 (I.R.S. Employer Identification Number)
340 Brannan Street, #400 San Francisco, California 94107 (415) 413-0445 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arvin Vohra
Chief Executive Officer and Director
340 Brannan Street, #400
San Francisco, California 94107
(415) 413-0445
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert O'Connor Mark Baudler Melissa Rick Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, CA 94105-1126 (415) 947-2000	Matt Gembrin Chief Financial Officer Eileen Evans Chief Legal Officer Redaptive, Inc. 340 Brannan Street, #400 San Francisco, CA 94107 (415) 413-0445	Gregory P. Rodgers Adam J. Gelardi Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.     ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share	$	$
(1)    Includes offering price of additional shares that the underwriters have the option to purchase.
(2)    Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited consolidated financial statements as of and for the six months ended June 30, 2021 and 2020 because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion. Dated                    , 2021
                           shares
Common stock

This is an initial public offering of shares of common stock of Redaptive, Inc.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $      and $       per share.
We intend to apply to list our common stock on the New York Stock Exchange under the symbol “EAAS.”
We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements in this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 21 to read about factors you should consider before deciding to invest in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Redaptive, Inc.	$	$
__________
(1)See the section titled “Underwriting” for a description of the compensation payable to the underwriters.
We have granted the underwriters an option to purchase up to an additional             shares of our common stock from us at the initial public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York on or about                 , 2021.

BofA Securities	Guggenheim Securities

Prospectus dated , 2021

Neither we nor any of the underwriters have authorized anyone to provide you with information that is different than the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable, regardless of the time of delivery of this prospectus or any such free writing prospectus or of any sale of the securities offered hereby. Our business, operating results, financial condition, and prospects may have changed since that date.
This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
i

PROSPECTUS SUMMARY
The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context requires otherwise, all references to “we,” “our,” “us,” “Redaptive,” and the “Company” refer to Redaptive, Inc. and its consolidated subsidiaries.
Overview
Redaptive was founded in 2015 with the mission to change the way that commercial and industrial (C&I) enterprises identify and implement energy efficiency initiatives to achieve their sustainability goals. To fulfill our mission, we utilize our proprietary technology-enabled platform to identify, validate, and implement energy efficiency and sustainability-focused initiatives across a C&I customer’s entire real estate portfolio. Our ability to identify energy savings opportunities, fund, and install solutions to reduce energy consumption at scale and provide ongoing, transparent reporting of the program’s success enables us to advance our customers’ progress towards achieving their sustainability goals. Through these installed measures we deliver a holistic Energy-as-a-Service (EaaS) Offering to our customers, which includes: (1) providing turnkey deployment of energy efficiency and other sustainability-focused systems at their facilities, (2) providing ongoing monitoring, maintenance, and energy analytics, and (3) funding these initiatives with a flexible, innovative performance-based contract model that often eliminates the need for upfront capital.
We believe a balanced approach including energy efficiency is required to make meaningful progress towards true carbon reduction in C&I facilities. On average, 30% of the energy used in commercial buildings is wasted, according to the U.S. Environmental Protection Agency. Our EaaS Offerings leverage our hardware and recurring software services to continuously monitor energy consumption to identify ongoing inefficiencies within the customers’ facilities. Additionally, our offerings provide real emissions reductions and thereby reduce customer dependence on fossil fuel resources.
Today, we are a leading provider of energy efficiency and data solutions for C&I enterprises with real estate facilities and operations throughout North America and in Europe. Our technology-enabled platform leverages our proprietary hardware and software to analyze energy spend and provide solutions that enable our customers to understand their energy usage, reduce their energy consumption, lower their operating and maintenance costs, and realize environmental and economic benefits. These solutions encompass a variety of energy-related services which include LED lighting replacements, heating, ventilation, and cooling (HVAC) upgrades and retrofits, internal equipment controls, onsite solar energy generation, and energy storage. We provide these services to our C&I customers through two primary offerings:
•Our Energy Service Offerings encompass upgrades to infrastructures within C&I facilities, submetering and verification of energy savings, funding solutions, and ongoing maintenance solutions, and include:
◦EaaS Offerings under which we retain ownership of the systems we install and commit that the project will satisfy agreed-upon energy reduction performance targets generating immediate saving for our customers; and
◦Sales of installed energy efficiency systems to customers that would like to directly purchase the systems and own them outright.
•Our Data-as-a-Service (DaaS) offering includes innovative and advanced submeter measurement and reporting, analysis of usage patterns, identification of anomalies, and recommendations for upgrades and improvements.
Since our founding through August 31, 2021, we have installed over 2,400 project upgrades at approximately 2,200 C&I customer facilities, saved our C&I customers more than 1.3 billion kWh, and avoided over one million tons of CO2 emissions. Over this time, we have established a sustainability marketplace that includes agreements with 68 customers and approximately 80 referral partners that drive pre-qualified leads to our EaaS Offerings and have developed our DaaS platform on the back of our proprietary, industry-leading submeter. As of August 31, 2021, Redaptive had 178 employees focused on supporting our mission with 122 employees in the United States and 56 employees in India. We maintain our corporate headquarters in San Francisco, California.
Industry and Market Opportunity
Increasing social and investor pressure to disclose emissions reduction goals has led companies worldwide to adopt various emission reduction targets depending on their geographic location. Since 2015, over 1,700 companies have committed to achieving sustainability goals as set by the Science Based Targets Initiative (SBTi) which involves development of an emissions reduction target and annual sustainability reporting. Furthermore, initiatives for goal setting escalated in 2020 despite the major impacts of the COVID-19 pandemic. While the Renewable Energy 100 (RE100) initiative seeks to accelerate the change towards zero carbon emission grids, more than 300 global companies have committed to targeting 100% renewables by 2030 as of August 2021, an increase of 52% from 2019. The increasing number of international initiatives promotes a unique market opportunity for energy solutions as corporations look to satisfy these clean energy goals through renewable generation and electricity reduction through energy efficiency measures.
According to the U.S. Environmental Protection Agency, the average building in the United States wastes 30% of the energy it consumes, resulting in 30% more carbon emissions and unnecessary costs. Energy efficiency solutions are the single largest way to eliminate this waste, reduce emission, and save energy cost. In addition, aging and outdated infrastructure present additional opportunities for efficiency solutions. Based upon management estimates, common energy efficiency upgrades largely fall into three categories based on the sources of energy consumption for C&I buildings:
Energy Consumption by Source in a C&I Building
•Internal Equipment / Load – Smart plug controls to optimize office and manufacturing equipment as well as other plug loads and high efficiency process equipment
•Lighting – Replace incandescent or fluorescent lights with energy efficient LEDs
•Heating, Ventilation, and Cooling (HVAC) – High-efficiency upgrades and/or controls to package units and central plant equipment (boilers, chillers, and cooling towers)
We have a diverse set of customers across a number of sectors, including diversified capital goods, industrial, business services, logistics, oil and gas, telecommunications, financial services, healthcare, and universities. Our customers own or use real estate with a variety of structural features and end-use cases, but the majority of them have targets for efficiency and sustainability. We believe our unique capabilities and diverse experience enable us to be a leading provider in helping our customers achieve their sustainability objectives while saving them money.
Total Addressable U.S. Market
The U.S. Energy Information Administration (EIA) reported 1,361 and 1,002 TWh of C&I energy usage in 2019, respectively. EIA also reported average C&I retail prices of $0.11/kWh and $0.07/kWh, respectively. Assuming a 30% average reduction in consumption from implementing energy efficiency and a 50% penetration rate, we believe the addressable market in the United States for energy efficiency measures is approximately $32 billion based on 2019 annual energy usage and ranges. Additionally, in an effort to provide additional sustainability solutions, on-site renewable generation, primarily via rooftop C&I solar, represents a substantial opportunity. The C&I sector is a large and growing market opportunity for on-site generation and is expected to increase from $4.8 billion to $16.0 billion by 2024 according to Lazard 2020 Levelized Cost of Energy Report. Additionally, energy storage installations are primed to increase due to supportive U.S. federal policies, a strong project pipeline stemming from a recovering economy, and customers’ interest in implementing sustainability solutions. The United States is on track to install 4.7 GW of energy storage projects in 2021, more than quadrupling 2020 additions according to BloombergNEF. Furthermore, from 2021 to 2025 the United States is projected to add approximately 36 GW in energy storage capacity, of which approximately 700 MW is expected to be added in the commercial segment specifically according to BloombergNEF. Commercial storage uptake could increase to 13 GW by 2030, according to BloombergNEF, supported by a near-term opportunity for standalone storage for demand charge reduction.
In addition to installation of energy efficiency systems and on-site generation and storage, each commercial building in the United States and Canada represents a viable target for our DaaS offering. According to the U.S. EIA, there are approximately 5.9 million commercial buildings in the United States, totaling over 97 billion square feet of floor space. In addition, as stated by Natural Resources Canada – Office of Energy Efficiency, in 2014, there were about 482,000 commercial or industrial buildings in Canada, representing a total floor area of nearly nine billion square feet. These commercial buildings include offices, warehouses and storage facilities, educational institutions, stores, healthcare facilities, and restaurants. Assuming a spending rate of $0.05 per square foot per annum on data management software by commercial buildings, representing the average 2021 rate for our standalone DaaS solution across its various offerings, the U.S. and Canada markets represent an estimated total market opportunity of over $5 billion in annual revenue opportunity in commercial buildings alone. Additionally, we believe there is an even larger opportunity when considering industrial buildings, including manufacturing.
Factors for Growth
Key drivers for continued growth in the adoption of energy efficiency initiatives include:
•Wide Applicability – Energy efficiency upgrades can be implemented across any building or facility and are not limited to a specific type of infrastructure. Additionally, our Energy Service Offerings span several technologies such as lighting, HVAC, and building controls and expand into broader sustainability offerings including on-site generation, on-site storage, and demand flexibility.
•Significant Environmental Benefits – Reduces carbon emissions by installing more energy efficient technologies that reduce parasitic and wasted loads, allowing for implementation of more sustainable supply-side services such as solar and storage.
•Greater Safety and Resiliency in Buildings – Improves the condition of the buildings and facilities by upgrading outdated systems due for replacement with minimal business interruption. These upgrades often result in better lighting which lowers safety incidents at our industrial and manufacturing customer locations or better HVAC performance which is a critical safety need at hospitals, senior living facilities, and some retail settings. In addition, given the aging grid infrastructure, increasing concerns over wildfires, and frequency of weather-driven outages, our offerings include resiliency solutions which can both lower cost and improve safety as well.

•Increased Transparency of Project and Asset Performance – Visibility and validation of the performance of energy efficiency upgrades allows business leaders to gain confidence in future proposals and technologies, which in turn supports expansion in investment in the space.
•Economic Benefits – Based on the type of technology, installation of energy efficiency systems can have a short payback periods and result in substantial savings for businesses. For instance, based on our internal estimates, LED lighting retrofits can have a payback of three to five years, and HVAC equipment can have a payback of three to 10 years. In addition to energy savings, the new systems are typically less expensive to maintain going forward and result in long-term maintenance savings.
•C-PACE Loan Program – Commercial property-assessed clean energy (C-PACE) is a loan program overseen by the U.S. Department of Energy that provides financing for energy efficiency and renewable energy improvements for commercial properties. Our extensive experience with C-PACE creates multiple attractive growth opportunities for our business.
•Potential Future Regulatory Support – The Biden Administration and Congress have proposed increases in climate-related spending, particularly in clean energy projects, and plan to launch several programs designed to increase energy efficiency and renewable energy capacity, which we believe, if implemented, will provide additional growth opportunities to us.
While there are major tailwinds to the sector, companies have historically struggled to roll out energy efficiency and sustainability measures as they addressed sustainability goals through piecemeal solutions offered by multiple different providers adding friction costs to deployments and slowing adoption of energy efficiency solutions. We believe companies have traditionally experienced difficultly implementing these upgrades across their real estate portfolios for three primary reasons:
•Capital Availability – Generally, there are internal capital constraints due to limited budgets or budget appropriation for sustainability-focused investments. Additionally, budget appropriations are typically at the site/facility-level and not considered for portfolio-wide programs that address the entire real estate footprint of a company.
•Performance Measurement and Verification – Traditional utility bills only show total consumption and obtaining asset-level data can be expensive to collect. This contributes to a lack of understanding of the benefits of energy efficiency upgrades including the potential energy savings and return on investment. In addition, the lack of real time measurement of energy consumption makes it difficult for companies to assess the correlation between energy efficiency and savings.
•Program Development, Management, and Ongoing Maintenance – The process requires multiple vendors and significant upfront costs. Companies may not have sufficient resources or technical expertise to effectively manage a broad network of vendors both in the near-term during installation and over-time to operate and maintain the assets.
We believe deploying our integrated solution to energy efficiency provides customers a means to address their long-term sustainability targets and ultimately reduce the amount of energy wasted across their real estate portfolios.
Our Solutions
Energy Service Offerings
Our technology-enabled platform allows us to leverage our proprietary hardware and software to offer solutions that allow C&I enterprises to mitigate common challenges they experience in attempting to implement corporate sustainability initiatives. Our EaaS Offerings, which make up the majority of Energy Service Offerings, fully integrate the deployment, funding, monitoring, verification, and reporting of energy building upgrades with a simple, comprehensive solution consisting of a single provider, a single monthly payment, and immediate savings. We identify and implement facility initiatives that allow our customers to reduce costs and achieve their sustainability goals often without capital investment and/or on-going maintenance costs, and reduced performance risk. The component parts of our EaaS Offerings to C&I customers are as follows:
(1)Origination, Scoping, and Underwriting – We primarily originate sales of our Energy Service Offerings through our referral partners. Often, our subcontractors perform “at risk” energy audits to qualify leads which drives low-cost origination. Once we enter into enterprise-level agreements with our C&I customers, we collaborate with them to identify energy-efficiency upgrades with the aim of optimizing the energy footprint across their real estate portfolio. Through our proprietary software-enabled underwriting process, we are able to structure our EaaS Offerings for our C&I customers based on the capital intensity of the upgrades, the forecasted payback period, and the financial objectives of the customer.
(2)Deployment – We develop, design, engineer, and implement the energy efficiency upgrades. We source equipment from vendors leveraging pre-negotiated discounts, select contractors, and manage the installation. We outsource to third parties, particularly when there is an existing saturated market, while managing the process, retaining sole interface with the customer, and providing the customer with a single point of contact.
(3)Monitoring and Verification – As part of every installation, we install proprietary submeters to measure energy usage, provide our reporting via the Redaptive Customer Dashboard and communicate our monthly billing. Additionally, our customers can opt for our enhanced DaaS service package, and access to our ElectronBI platform. This granular data enables us to evaluate future energy efficiency opportunities and facilitate further deployment with our customers.
(4)Maintenance – Maintenance is included in all of our EaaS Offerings. We own and maintain the equipment over the useful life of the contract, contracting with third-party providers on an as needed basis to make repairs. Our owner-operator model relieves our customers of having to manage in-place assets and hire additional personnel.
With our EaaS Offerings, the customer pays monthly for all of the reduction in energy usage multiplied by an “avoided rate” established at the start of the agreement that is typically lower than the customer’s current utility rate, which provides immediate savings to the customer. Most agreement terms range from five to 15 years. Ongoing energy usage and reduction are measured by our proprietary submeter that is installed at every site and utilizes our DaaS platform to determine the recurring customer payments. Our customers pay for directly identified and measured energy savings and enjoy persistent monitoring and maintenance services.
Our sales cycle begins with the initial contact with the customer and ends, when successful, with a signed agreement. During the contracting process, we typically conduct on-site audits at a sample of customer sites to determine the scope of the existing opportunities as well as identify the savings that may be expected to be generated from upgrading the customer’s energy infrastructure. At this point, we also determine the subcontractors needed, what equipment will be used, and assist in arranging for third party-financing, as applicable. Once the agreement is signed and site-specific schedules are executed, the agreement is then included in Contracted Installing Backlog and installation commences. The timeline from initial engagement to commencement of installation at any specific site can take anywhere from two to 24 months.
We enter into Energy-as-a-Service agreements with our customers which are expected to generate recurring payments over a five-to-15-year term. We refer to the estimated nominal contracted payments remaining under these agreements as Total Backlog. We track Total Backlog at two stages: Contracted Installing Backlog and Fully Installed Backlog, and report estimated nominal contracted payments remaining under both stages.
•Contracted Installing Backlog: Represents estimated nominal contracted payments remaining from projects which are in the process of installation where a customer has signed a site-specific notice-to-proceed (NTP) under a binding contract.
Our projects become fully operational once a site-specific NTP project is fully installed, commissioned, and accepted by a customer. The date at which a project becomes fully operational is the commercial operation date (COD) for that project.
•Fully Installed Backlog: Represents estimated nominal contracted payments remaining from projects that have achieved COD and are fully operational.
Total Backlog is a forward-looking number, and we use judgment in developing the assumptions used for the calculation of Total Backlog. The primary assumption in the calculation is the annual energy savings performance of our EaaS Offerings, estimated based on the Energy Conservation Measures (ECM), which represents the volume of energy savings (in kWh) and the associated avoided cost in $/kWh.
As of December 31, 2020, we had Total Backlog of approximately $202.0 million in future revenue related to signed customer contracts for the installation or construction of projects, which we expect to be recognized over a weighted average term of 6.8 years. Approximately $47.6 million of future revenue is Contracted Installing Backlog. Approximately $154.3 million of future revenue is Fully Installed Backlog. The timeframe from NTP signature to COD has averaged approximately nine months over the past three years. See section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”
Our Energy Service Offerings also include one-time project sales of energy efficiency systems to customers that would like to directly purchase the systems and own them outright.
Data-as-a-Service
Our DaaS solution leverages our proprietary submeter and data analytics platform to provide a highly compelling stand-alone offering to a broad spectrum of outside end users and development partners. For end users, our software provides a central place for customers to gain a more granular view into their utility spend, validate the performance of energy projects they’ve implemented, and contribute to sustainability reporting, where getting kWh information from the utility is difficult and inconsistent. For development partners, our solution helps them to establish credibility with their end-user customers by validating the success of their programs. Additionally, once installed, our solution helps our partners to identify new projects to pursue, as well as provides them with a white-labeled energy dashboard to help produce more consistent engagement with their customer. Our proprietary submeters provide the backbone to the Energy Service Offerings. The installed meters capture granular energy data, which is then securely transmitted to, and consolidated in, our backend servers. Our software platform, ElectronBI, utilizes this data set to generate actionable insights, data visualization, anomaly identification, and project recommendations, while unlocking high margin annual recurring software revenues for our business. The DaaS platform also provides a seamless, cost-effective means of converting customers into customers of Energy Service Offerings through ongoing analytics that lead to various upgrade opportunities.
In our DaaS agreements, our customers typically pay monthly service fees for utilization of our proprietary submeter in addition to access to energy data from our systems plus ongoing analytics. Contract terms vary from month-to-month to up to 10-year commitments. Data is made available to our customers through three mediums: online energy dashboards, curated reporting modules, and customer access Application Programming Interface (API). In addition to the availability of the data, we provide a turn-key implementation of the hardware systems and data commissioning. We utilize a broad network of third-party vendors to perform site audits and installations across our customer regions. Our vendors utilize our mobile data capture and commissioning application to streamline the installation and ensure that we have high quality data passing to our servers. We utilize the data collected from our customers’ sites to evaluate energy efficiency opportunities and facilitate further Energy Service Offerings opportunities with our customers, utilizing DaaS as a low-cost entry point with customers.
Our DaaS Platform
Our DaaS platform is a web-based software interface, which enables customers to access their granular energy data. The platform allows users to combine numerous data sources, such as temperature, kWh, utility rates, and voltage into a single pane of glass to allow for comparative analytics and reporting. Energy data is acquired using our proprietary submetering product (or third-party sensors in select instances). The remaining data sets are being ingested via API or directly provided by the customer. The software platform allows users to filter data across numerous parameters, viewing data at macro building level, and then zoom into energy consumption all the way to the asset level. The system has multiple modules, to provide deeper analysis across various energy consuming systems. For example, we offer a lighting module, which identifies lighting usage outside of operating hours, quantifies the savings potential associated with a LED lighting or lighting controls installation, and provides performance reporting for installed lighting upgrade projects. The system then calculates actual wasted energy spent due to suboptimal operating discipline. This data can be used to drive better investment decisions, validate project performance, and optimize existing systems that may have fallen out of configuration.
Our DaaS platform enables customers to unlock opportunities in the energy efficiency project space, and have more accurate information as an input for environmental, social, and governance (ESG) reporting, where utility bill data is not easily available. Leveraging granular electrical circuit data and our proprietary submetering technology, we have created an innovative AI-enabled software product to uncover energy opportunities at scale and launch our DaaS platform.
•Redaptive Data Platform (RDP) – The RDP databases store proprietary customer data captured during the submeter installation process. We have digitized electrical panel label data, electrical system mapping, audit, as-built, and submeter installation details in RDP. We capture this data using a custom mobile application that allows us to streamline field capture and data organization. Future work in the RDP databases includes direct integrations to apps for installers in the field and similar automations to rapidly extract, transform, and load a variety of partner-derived source data. We have also planned vendor-facing interfaces to enhance the vendor experience and expand origination pipeline opportunities.
•Redaptive Automated Circuit Classification Tool (ReACCT) – ReACCT is a machine-learning classification program that automatically determines the building system of each connected circuit (e.g. lighting, HVAC, industrial equipment, plug load, battery charger, etc.). ReACCT takes a hybrid approach using both text classification from panel labels and consumption feature extraction from the submeter time-series data. ReACCT is 96% accurate in binary lighting versus non-lighting classification, and 91% accurate in multiclassification. Redaptive plans to expand upon both the functionality and applications of ReACCT to further unlock the power of AI in its software systems.
•Redaptive Grand Central – Our Grand Central user interface is an internal-facing workspace to provide visibility, configure, and troubleshoot submeters and connected sensors in the field. The Grand Central application stack enables our automated tools (called Electron Verified) to detect incorrectly installed submeters and correct the submeter data remotely via submeter data cleaning processes.
•Redaptive Customer Dashboard – Our customers have access to both site and portfolio-level savings information and submeter data through our customer dashboard, including EaaS invoice detail. This customer dashboard can be white-labeled to accommodate customer needs and continues to expand and grow as we envision a more modern and usable customer experience. In this dashboard, we aspire to provide customers a more robust customer experience by expanding the information and functionality available to customers, e.g. including additional EaaS project technologies, such as solar.
•ElectronBI – We have created an enhanced, premium-tier customer experience in the ElectronBI platform for both direct DaaS customers as well as existing customers. We merge real-time granular sensor data with weather data, utility inputs, and facility asset data to automatically identify energy saving opportunities, performance insights, and provide asset monitoring. We acquire sensor data using our own proprietary submeters, or third-party sensors as needed. The on-premises sensor data is either provided to us by our customers, or transmitted via an established data backhaul. Utility data is provided to us by the customer, third party data acquisition companies, or the utility directly. Weather data is pulled from publicly available databases. Facility asset data is acquired during our on-site audit process or from partners, in which we capture equipment counts, equipment make/model, and name plate information. Using this content, we provide our customers with robust data visualization and analytics, automated assessment of financial impacts, and transparent validation of project performance. ElectronBI utilizes data from over 100,000 monitored assets (including energy efficiency systems installed by us and legacy customer-owned equipment) to seed its AI-enabled platform.
•Redaptive Meter Data API – Our Meter Data API (formerly known as Partner API) tracks 15 parameters of electrical data for all 48 connected current transformers of each of our submeters. These parameters include voltage, current, active power, apparent power, reactive power, and power factor, enabling advanced analytics about equipment usage and health for connected sensors such as poor power factors and phase imbalances in three-phase equipment such as HVAC and other large industrial equipment. In addition, the Meter Data API exposes the submeter and circuit data mapping (a reflection of the information in RDP databases), giving customers the power to connect and map their own data into existing dashboards and building intelligence systems.
Our Value Proposition
Our EaaS Offerings provide a “turnkey sustainability solution” with unique advantages to our customers relative to the piecemeal solutions offered by multiple different providers or customers’ attempt to self-perform:
No Up-Front Customer Capital. We provide the up-front capital investment to deploy our EaaS Offerings and related assets enabling portfolio-scale deployments that multiplies the scale and accelerates the recognition of savings and ESG outcomes. Our EaaS model eliminates the need for the customer to make an up-front capital investment, and alternatively, the customer pays a monthly fee based upon the energy savings realized from the customer’s use of the energy efficiency system over an estimated contract term, which typically results in immediate, tangible savings following the installations. Our customers’ payments are generally considered variable, based directly on the realized savings from the use of the system, and do not depend on an index or rate. As such, we believe that this results in a limited balance sheet impact for our customers in many circumstances.
Reduced Performance Risk. Under our EaaS Offerings agreements, we generally retain ownership of the energy efficiency equipment and related project assets and commit that the project will satisfy agreed-upon performance targets that vary from project to project. These performance commitments are typically based on the design, capacity, efficiency, or operation of the specific equipment and systems we install, thus reducing nearly all asset-related uptime performance risk over the term of the service agreement. Additionally, we manage the operation and maintenance of the equipment and related project assets over the agreement term.
Turnkey Deployment. Currently, C&I enterprises must navigate a complex, cumbersome, site-by-site approach to implementing energy efficiency upgrades within their facilities with common barriers including (1) lack of internal resources and/or experience to sufficiently develop programs, (2) insufficient access to capital leading to short-sighted “opportunity cost” decisions, (3) lack of transparent, cost-effective performance monitoring to validate the efficacy of the upgrades, and (4) lack of resources and/or maintenance budget for future repairs. Under our EaaS agreements, we remove the common customer barriers by acting as a turnkey developer to design, engineer, fund, construct, install, performance monitor, and maintain the upgrades we identify and deploy.

Enterprise-Level Scale Through Portfolio Approach. We are uniquely able to achieve large-scale energy saving opportunities for our customers by designing, financially underwriting, and deploying energy efficiency and renewable generation solutions across their entire estate portfolio. During our contracting process we typically evaluate a sample of facilities and, based on that sample, offer terms to customers to scale the program to every site in their real estate portfolio. All of this is done under the same flexible agreement that allows us to add in new sites and new technologies without additional legal, finance, or procurement review.
Technology-Driven Scoping, Underwriting, and Validation. Leveraging unique energy datasets to scope, underwrite, and validate program success is core to our proposition. Our proprietary submeters capture granular energy data associated with the buildings and projects installed. Our DaaS platform leverages this data to provide visibility to granular power management at the building, system, and asset-level. The platform enables transparency of our services by providing our customers with a real-time energy dashboard to monitor their energy savings, which evidences the improvements our solutions made to their facilities. Additionally, where possible, our DaaS platform leverages the energy data to help identify and quantify new EaaS opportunities which we are able to underwrite, execute, and manage under the existing agreement. Our reporting is consistent across the portfolio and can be used for the customer’s broader energy monitoring and sustainability reporting.
Competitive Strengths
Our competitive strengths include the following:
Turnkey Sustainability. We believe we are a premier provider of “turnkey sustainability” solutions to large companies globally. Our innovative model provides customers with a seamless experience making one monthly payment for equipment, installation, maintenance, and monitoring and reporting over a contract duration typically spanning five to 15 years. Approximately 40% of our customers are in the Fortune 500 and, of that, six are in the Fortune 50, and we have saved them over 1.3 billion kilowatt hours (kWh) from our inception through August 31, 2021.
Low-Cost Origination. We have an extensive referral partner network that brings us qualified leads keeping our cost of customer acquisition low. Our referral partner network includes energy service companies, original equipment manufacturers (OEMs), mechanical contractors, lighting contractors, energy supply consultants, facility management providers, and former Fortune 500 executives and advisors. We only engage with pre-qualified leads and our partners typically perform “at-risk” energy audits to further qualify and develop customer opportunities. Approximately 85% of our master service agreements with at least one site NTP’d expand into multiple sites and/or multiple technologies.
Customer Cross-Sell Opportunities via Modular Contracting. Our deep customer relationships and flexible EaaS Offerings enable us to add additional services in a rapid and seamless fashion. In customer engagements that have started with LED lighting, we have successfully incorporated HVAC, solar, and water solutions and maintain the potential to rapidly expand into complementary services such as storage, green energy supply, demand response, and micro-grids and grid resilience solutions. For our EaaS Offerings, we use a modular contracting structure that accommodates multiple service offerings by incorporating short-form, offering-specific, addenda to a succinct master agreement, thereby enabling us to provide customers a broad suite of service offerings under a single agreement.
Highly Scalable. We deliver solutions using an enterprise level approach which enables rapid deployment of efficiency measures across a customer’s real estate portfolio. We provide a seamless customer experience from facility audit through installation while enabling our customers to lower their energy costs and meet their sustainability goals. Although our extensive network of referral partners provides pre-qualified leads, we typically retain sole interaction with our customers. We source equipment from vendors leveraging pre-negotiated discounts and outsource installations to our third-party network of pre-qualified vendors.
Data-Driven. Our proprietary submeters are highly cost effective and measure load every second versus industry-standard 15-minute intervals. In addition, our submeters are minimally invasive with in-panel installation in under 45 minutes, and provide bank-grade encryption of data transmission via cellular back-haul (no connection to customer network) to a cloud-based energy warehouse with API integration for our customers, and lower all-in cost than other meters available in the market. Our submeters allow for on-going monitoring and uncover new opportunities for savings from EaaS Offerings that fuel our pipeline.
Market-Leading, First-Mover Advantage. We are one of the largest pure-play energy efficiency companies specifically targeting the C&I customer segment. Our scaled platform with a large network of Fortune 500 customers provides what we believe is a significant first-mover advantage over our competitors, as the pioneer of the EaaS model. We expect we will benefit from trends enabling sustainability across our target customer base and believe that our leadership position in this market provides us a strong runway to continue growing. Based on our estimates, we believe we have only realized approximately 4% of the addressable projects in our current customer base leaving substantial opportunity for us to secure continued growth and market share in our current footprint and beyond.
Demonstrated Access to Diversified Funding Sources. We have financed the capital investment required for our EaaS Offerings from both commercial lenders and investors. Our relationships with, and access to, these investors have allowed us to raise sufficient committed capital to fund our growth and support our pipeline without incremental equity capital requirements. Our diversified access to capital and long-term relationships with multiple funding sources have enabled us to retain significant assets on our balance sheet, without the need to sell assets to raise cash.
Our Strategy
We intend to leverage our competitive strengths, customer relationships, and first-mover market share position within the C&I sector to be the premier provider of “turnkey sustainability” solutions to large companies globally by utilizing the following strategies:
Grow Origination Volume with New Partnerships. We intend to continue to rapidly expand our referral partner base by adding new partners annually. We currently maintain relationships with approximately 80 referral partners – a small fraction of the total partnership opportunities in the marketplace. We plan to target partner expansion with OEMs, mechanical installation firms, energy supply consultants, and other relevant companies to our Energy Service Offerings. To support this growth, we have internally developed a referral partner learning and development platform to increase the efficacy of on-boarding and growing origination volume.
Leverage Submeter Data and Software Innovation to Drive New Business. Scaling adoption of our DaaS offering will allow us to leverage submeter data to identify new energy efficiency and building upgrades. The development and roll-out of our “Click-to-Fix” automated solution will maximize our cross-selling capability by serving automated offers and/or product recommendations derived from submeter data. Our DaaS offering creates a value-added cycle from installation to future opportunity identification with extremely low cost of customer acquisition. We intend to continue investing in in-house talent and research and development in core areas such as data science, predictive analytics, and artificial intelligence based upon our first-mover advantage holding historical, high-resolution submeter data.
Further Extend Offerings into On-Site Generation and Storage. The C&I sector is a large and growing market opportunity for on-site generation and is expected to increase from $4.8 billion to $16.0 billion by 2024 (according to Lazard 2020 Levelized Cost of Energy Report). Based upon management estimates derived from interviews with market participants, the C&I sector represents the best returns in solar – a market opportunity which we believe can scale rapidly. Additionally, on-site power generation paired with storage capabilities enables businesses to not only benefit from the energy cost savings of on-site renewable generation, but also from the resiliency and reliability of storage. The United States is on track to install 4.7 GW of energy storage projects in 2021, more than quadrupling 2020 additions.
Expand into Complementary Services. The sustainability megatrend is forcing large businesses to use less energy, buy from renewable sources, spend less on what they use, build resilience to climate change-related weather events, and demonstrate meaningful progress towards sustainability objectives while minimizing their investment in capital, people, and infrastructure to achieve these objectives. Achieving their goals requires, but is not limited to, a broad range of services such as efficiency upgrade development, on-site generation, and storage, demand response, green energy supply, and data analytics and reporting. We will continue to develop these complementary, expansion services to provide a premier experience.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include the following:
•We have incurred significant losses in the past and we do not expect to be profitable in the near future.
•Our limited operating history at current scale and our nascent industry make evaluating our business and future prospects difficult.
•If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected, and the potential growth of our business may be limited.
•Our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.
•The performance of our Energy Service Offerings may not meet our customers’ expectations or needs.
•We are exposed to the credit risk of customers and payment delinquencies on our accounts receivables.
•If any energy efficiency or generation systems procured from vendors and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.
•If our estimates of useful life for our Energy Service Offerings are inaccurate or if our third-party vendors do not meet service obligations, our business and financial results could be adversely affected.
•We primarily rely on circuit-level submeters to validate savings or generation resulting from the installation and operation of energy efficiency or generation systems, and any significant disruption or failure of the submeters could adversely affect our business, financial condition, and results of operations.
•Failure to adhere to contractual support services obligations may adversely affect our relationships with our customers and adversely affect our business, financial condition, and results of operations.
•Our business may rely on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could adversely affect business, financial condition, and results of operations.
•Our Energy Service Offerings involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition, and results of operations.
•The economic benefit of our Energy Service Offerings to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.
•Our business is subject to risks associated with construction, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
•The growth of our business depends on our brand, reputation, expansion potential, and additional service offerings, and damage to our brand or reputation or failure to expand our brand or service offerings could harm our business and results of operations.

•We derive a substantial portion of our revenue and Backlog from a limited number of customers, and the loss of or a significant reduction in orders from a large customer could have a material adverse effect on our business, financial condition, and results of operations.
•We currently face and will continue to face competition.
•Our growth depends in part on the success of our relationships with third parties.
•Our business could be adversely affected by trade tariffs or other trade barriers.
•A failure of our information technology and data security infrastructure could adversely affect our business and operations.
•If we cannot obtain financing to support the sale or leasing of our service offerings to customers, such failure may adversely affect our liquidity and financial position.
•We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
Channels for Disclosure of Information
Investors, the media and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the Securities and Exchange Commission (SEC), the investor relations page on our website, press releases, public conference calls and webcasts.
The information disclosed by the foregoing channels could be deemed to be material information. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.
Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were incorporated in Delaware in February 2015. Our principal executive offices are located at 340 Brannan Street, #400, San Francisco, California 94107. Our telephone number is (415) 413-0445. Our website is https://redaptiveinc.com/. Information contained on, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.
We use Redaptive, the Redaptive logo and other marks as trademarks in the United States and other countries. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by any other entity.
Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended (JOBS Act). As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:
•presentation of only two years of audited financial statements and related financial disclosure;

•exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•exemption from compliance with the requirement of the Public Company Accounting Oversight Board (PCAOB) regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•reduced disclosure about our executive compensation arrangements; and
•exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.
We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have at least $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.
As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations, and we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period for complying with a majority of the new or revised accounting standards issued until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period; however, we have adopted certain new accounting standards earlier than required under the private company adoption dates. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We are also a “smaller reporting company” as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act). We will remain a smaller reporting company until the last day of the fiscal year in which the aggregate market value of our common stock that is held by non-affiliates is at least $250 million or the last day of the fiscal year in which we have at least $100 million in revenue and the aggregate market value of our common stock that is held by non-affiliates is at least $700 million (in each case, with respect to the aggregate market value of our common stock held by non-affiliates, as measured as of the last business day of the second quarter of such fiscal year). If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

THE OFFERING

Common stock offered by us	shares.

Underwriters’ option to purchase additional shares from us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds
We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $      million (or approximately $      million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, facilitate future access to the public equity markets by us, our employees, and our stockholders, and increase our visibility in the marketplace. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See the section titled “Dividend Policy.”

Risk factors	See the section titled “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol	“EAAS”
The total number of shares of common stock that will be outstanding immediately after this offering is based on              shares of our common stock outstanding as of September 30, 2021, and reflects:
•no exercise of outstanding options described below;
•the assumed exercise of all outstanding warrants into                 shares of our common stock;
•an adjustment to the shares of common stock held by investors party to that certain Amendment and Conversion Agreement from 608,926 shares of our common stock into an aggregate of           shares of our common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 decrease in the initial public offering price would result in such shares of our common stock adjusting into           shares of our common stock and a $1.00 increase in the initial public offering price would result in such shares of our common stock adjusting into           shares of our common stock, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Convertible Notes due 2024” ;
•the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the closing of this offering; and
•no exercise of the underwriters’ option to purchase additional shares.

The total number of shares of common stock that will be outstanding excludes:
•              shares of common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $            per share as of September 30, 2021;
•              shares of common stock reserved for future issuance under our 2015 Equity Incentive Plan (2015 Plan) as of September 30, 2021, which number of shares will be added to the shares of our common stock to be reserved under our 2021 Equity Incentive Plan (2021 Plan), upon its effectiveness, at which time we will cease granting awards under our 2015 Plan;
•              shares of common stock reserved for future issuance under our 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•              shares of common stock reserved for future issuance under our 2021 Employee Stock Purchase Plan (ESPP), which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.
The 2021 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2021 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2015 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth a summary of our consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of operations for the years ended December 31, 2019 and 2020, and the consolidated balance sheet data as of December 31, 2020, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes included elsewhere in this prospectus.
Consolidated Statements of Operations Data

	Year Ended December 31,
	2020	2019
	(in thousands, except for share and per share data)
Energy-as-a-Service revenue	$36,275	$23,959
Project revenue	4,656	16,111
Other revenue	1,376	1,254
Total revenue	42,307	41,324
Cost of Energy-as-a-Service revenue	26,288	17,095
Cost of project revenue	4,369	14,998
Cost of other revenue	446	9
Total cost of revenue	31,103	32,102
Gross margin	11,204	9,222
Operating expenses
General and administrative	9,416	10,177
Sales and marketing	7,941	5,034
Research and development	3,352	6,130
Total operating expenses	20,709	21,341
Loss from operations	(9,505)	(12,119)
Other expenses
Interest expense	8,864	6,294
Loss on extinguishment of debt	1,696	—
Total other expenses	10,560	6,294
Loss before income taxes	(20,065)	(18,413)
Income tax benefit (expense)	596	(1,648)
Net loss	(19,469)	(20,061)
Net loss per share attributable to common shareholders, basic and diluted	$(1.51)	$(1.81)
Weighted-average shares used in computing net loss per share, basic and diluted	12,890,990	11,072,024
Pro forma net loss per share, basic and diluted	$	$
Weighted average number of shares used to compute pro forma basic and diluted net loss per share (unaudited)

Consolidated Balance Sheet Data:

	As of December 31, 2020
	Actual	Pro Forma(1)(2)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Cash	$17,076	$	$
Working capital(4)	(9,650)
Restricted cash	4,103
Total assets	139,339
Total liabilities	189,522
Total stockholders’ deficit	(50,183)
__________________
(1)The pro forma consolidated balance sheet data gives effect to (a) the assumed conversion of all outstanding warrants into               shares of common stock and (b) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering.
(2)The pro forma consolidated balance sheet data gives effect to an adjustment to the shares of common stock held by investors party to that certain Amendment and Conversion Agreement from 608,926 shares into an aggregate of          shares of our common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 decrease in the initial public offering price would result in such shares of our common stock adjusting into            shares of our common stock and a $1.00 increase in the initial public offering price would result in such shares of our common stock adjusting into         shares of our common stock, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Convertible Notes due 2024.”
(3)Reflects, on a pro forma as adjusted basis, the pro forma adjustments described in footnotes (1) and (2) above and the issuance and sale by us of                shares of common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $     per share would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $       million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
(4)Working capital is defined as current assets less current liabilities.
Key Operating Metrics:
We regularly review a number of metrics, including the following key operating metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections, and make strategic decisions. Some of these key operating metrics are estimates. The estimates are based on our beliefs and assumptions and on information currently available to management. Although we believe that we have a reasonable basis for each of these estimates, we caution you that these estimates are based on a combination of assumptions that may prove to be inaccurate over time. Such inaccuracies could be material, particularly given that the estimates relate to cash flows up to 11 years in the future. Furthermore, other companies may calculate these metrics differently than we do now or in the future, which would reduce their usefulness as a comparative measure. For additional information about our key operating metrics, including their definitions and limitations, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”

	As of December 31,
	2020	2019
	(in thousands)
Fully Installed Backlog	$154,318	$120,631
Contracted Installing Backlog	47,633	27,286
Total Backlog	$201,951	$147,917
Backlog consists of the following weighted average remaining terms:

	As of December 31,
	2020	2019
	(in years)
Fully Installed Backlog	5.6	5.4
Contracted Installing Backlog	10.8	6.8
Total Backlog	6.8	5.6

RISK FACTORS
Investing in our common stock involves a high degree of risk. Before making an investment decision, you should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our business, operating results, financial condition or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material. If any of the risks actually occur, our business, operating results, financial condition and prospects could be adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We have incurred significant losses in the past and we do not expect to be profitable in the near future.
Since our inception, we have incurred significant net losses and have used significant cash in our business. As of December 31, 2020, we had an accumulated deficit of $76.5 million. We expect to continue to incur net losses for the foreseeable future as we expand our operations, including by investing in sales and marketing, research and development, staffing systems, and infrastructure to support our growth. Our ability to achieve profitability in the future will depend on a number of factors, including:
•growing our sales volume in EaaS agreements, DaaS agreements, and project revenue;
•increasing sales by further penetrating existing customers, such as upgrading the HVAC system for an existing customer that completed a lighting upgrade;
•attracting new customers for our installation of energy efficiency or generation systems;
•improving our ability to procure energy efficiency or generation systems from vendors, on cost-effective terms;
•improving our consolidated gross margins reflecting the ability to maintain favorable contract pricing and terms with our customers for our hardware and software-enabled services;
•expanding our service offerings;
•complying with and adjusting to the current and changing regulatory requirements and industry and market standards;
•accessing financing on favorable terms to fund future growth and achieve scale;
•improving the effectiveness of our sales and marketing activities; and
•attracting and retaining key talent in a competitive marketplace.
Even if we do achieve profitability when expected, we may be unable to sustain or increase our profitability in the future.
Our limited operating history at current scale and our nascent industry make evaluating our business and future prospects difficult.
We have a limited history operating our business at its current scale, and therefore a limited history upon which you can base an investment decision. We are a provider of energy efficiency and data solutions and utilize hardware and software to analyze energy spend and provide solutions that enable our customers to understand their energy usage, reduce their energy consumption, lower their operating and maintenance costs, and realize environmental and economic benefits through our EaaS and DaaS Offerings.

There is rising demand for energy solutions within the C&I sector, our target customer base. Among other energy market trends, we expect our business results to be driven by the cost of manufacturing and installing energy efficiency or generation systems. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business. While trends in the energy efficiency market appear to represent a substantial opportunity for our EaaS and DaaS Offerings, our industry remains quite nascent. New energy efficiency solutions that may enter our nascent industry will further affect our ability to predict future revenues and appropriately budget our expenses. We have limited insights into these trends and potential new solutions, which makes it difficult for us to evaluate our business and future prospects.
If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected, and the potential growth of our business may be limited.
Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The assumptions relating to our market opportunity include, but are not limited to, the following: (1) the amount of kWh energy consumption in C&I end-markets; (2) the amount of energy savings realized by energy efficiency services; and (3) increased complexity of the energy demands of buildings. Our market opportunity is also based on the assumption that the trends driving the C&I sector to invest in energy efficiency will continue and that our existing and future offerings will be more attractive to our customers and potential customers than competing service offerings. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected. For more information regarding our estimates of market opportunity and the forecasts of market growth included herein, see the section titled “Business — Industry and Market Opportunity.”
Our financial condition and results of operations and other key metrics are likely to fluctuate on a quarterly basis in future periods, which could cause our results for a particular period to fall below expectations, resulting in a severe decline in the price of our common stock.
Our financial condition and results of operations and other key metrics have fluctuated significantly in the past and may continue to fluctuate in the future due to a variety of factors, many of which are beyond our control. For instance, our customers may elect to buyout their contracts through the end of the contract term instead of making monthly payments, resulting in the accelerated recognition of revenue at the time of buyout instead of in subsequent periods. In addition to the other risks described herein, the following factors could also cause our financial condition and results of operations to fluctuate on a quarterly basis:
•the timing of installations of our equipment, which may depend on many factors such as availability of inventory, product quality or performance issues, or local permitting requirements, utility requirements, environmental, health and safety requirements, weather and customer facility construction schedules, availability, and schedule of our third-party general contractors;
•size and complexity of particular customer hardware installations and number of sites involved in any particular quarter;
•fluctuations in our service costs;
•fluctuations of our project sales;
•changes in our service offerings;
•interruptions in our supply chain or that of our vendors;
•the timing and volume of contract buy-outs by existing customers;
•the timing and volume of additional purchases by existing or new customers; and

•disruptions in our sales, production, service, or other business activities resulting from our inability to hire, attract and retain qualified personnel.
In addition, our revenue, key operating metrics, and other operating results in future quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.
The performance of our Energy Service Offerings may not meet our customers’ expectations or needs.
The energy efficiency or generation systems installed for our customers are subject to various operating risks that may cause them to generate less value for our customers than expected. These risks include a failure or wearing out of equipment; an inability to find suitable replacement equipment or parts; or volume shortfalls in output of energy savings. Any extended interruption or failure of our customer’s projects for any reason, could adversely affect our business, financial condition, and results of operations. In addition to our operating results, our ability to continue to grow our sales volume or to increase sales to existing customers or new customers may be adversely affected if any of our customers’ projects incur unexpected operational issues.
We are exposed to the credit risk of customers and payment delinquencies on our accounts receivables.
Our customer agreements are typically for five to 15 years and require the customer to make monthly payments to us. Accordingly, we are subject to the credit risk of customers. As of December 31, 2020, the weighted average credit rating for our customers is BBB as rated by S&P Global Ratings, a division of S&P Global Inc. (S&P). While customer defaults have been immaterial to date, we expect that the risk of customer defaults may increase as we grow our business. If we experience increased customer credit defaults, our revenue and our ability to raise additional capital, could be adversely affected. If economic conditions worsen, certain of our customers may face liquidity concerns and may be unable to satisfy their payment obligations to us on a timely basis or at all, which could have a material adverse effect on our financial condition and results of operations.
If any energy efficiency or generation systems procured from vendors and provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.
The energy efficiency and generation systems we implement for our customers are complex. We rely on our vendors to control the quality of the required equipment and other components that make up the system that is installed for our customers. We are not involved in the manufacture of any components of the energy efficiency or generation systems. As a result, our ability to seek recourse for liabilities and recover costs from our vendors depends on our contractual rights as well as the financial condition and integrity of such vendors that supply us with the components of our Energy Service Offerings. Such systems may contain undetected or latent errors or defects. Any manufacturing defects or other failures of our Energy Service Offerings could cause us to incur significant re-engineering costs, divert the attention of our personnel from managing operating and maintenance efforts, expose us to adverse regulatory action and significantly and adversely affect customer satisfaction, market acceptance and our business reputation. Furthermore, our vendors may be unable to correct manufacturing defects or other failures of any energy efficiency or generation systems in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance and our business reputation.
Our energy efficiency or generation systems require significant upfront costs, and we will need to obtain sufficient debt and/or equity financing to finance the purchases.
Our energy efficiency or generation systems require significant upfront costs. We will need to obtain sufficient debt and/or equity financing to support our growth. Generally, at any point in time, the deployment of a portion of our Backlog is contingent on securing available financing. Our ability to attract third-party financing depends on many factors that are outside of our control, including our perceived creditworthiness, the creditworthiness of our customers and the condition of credit markets generally. If we are unable to finance our energy efficiency or generation systems generally, our business will be harmed.

Our sales process requires that we make assumptions on future interest costs.
Our sales process for Energy Service Offerings often require that we make certain assumptions regarding the future cost of financing capital. Actual financing costs may vary from our estimates due to factors outside of our control, including changes in customer creditworthiness, macroeconomic factors, the returns offered by other investment opportunities available to our financing partners, and other factors. If the cost of financing ultimately exceeds our estimates, we may be unable to proceed with some or all of the impacted projects or our revenue from such projects may be less than our estimates.
If our estimates of useful life for our EaaS Offerings are inaccurate or if our third-party vendors do not meet service obligations, our business and financial results could be adversely affected.
For our EaaS Offerings, we enter into long-term service contracts with customers, which range from five to 15 years, to install, monitor, and typically maintain, energy efficiency or generation systems. Our pricing is based upon the value we expect to deliver to our customers, including considerations such as the energy savings or generation resulting from the installation and operation of energy efficiency or generation systems relative to prevailing electricity prices. We also typically provide operations and maintenance services over the term of the applicable service contract. Other than with lighting and HVAC installations, we do not have a long history with a large number of field deployments of other types of Energy Conservation Measures (ECM), and our estimates with respect to such ECMs may prove to be incorrect.
Further, the occurrence of chronic defects or other chronic performance problems with respect to deployed energy efficiency or generation systems, could result in:
•reduced fee revenue from customers;
•termination penalty liability, which would void the remaining fee balance due on a contract;
•loss of customers;
•legal claims, including warranty and service level agreement claims; or
•diversion of our resources, including through increased service and warranty expenses or financial concessions, and increased insurance costs.
The costs incurred in correcting any material defects in the installed energy efficiency or generation systems may be substantial and could adversely affect our business, financial condition, and results of operations.
Future product recalls could materially adversely affect our business, financial condition, and results of operations.
Any product recall in the future that involves products incorporated into our energy efficiency or generation systems may result in negative publicity, damage our brand, and materially adversely affect our business, financial condition, and results of operations. In the future, we may voluntarily or involuntarily, initiate a recall if any of our products that are proven or possibly could be defective or noncompliant with applicable environmental laws and regulations, including health and safety standards. Such recalls involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, financial condition and results of operations.
We primarily rely on circuit-level submeters to validate savings or generation resulting from the installation and operation of energy efficiency or generation systems, and any significant disruption or failure of the submeters could adversely affect our business, financial condition, and results of operations.
We currently install proprietary circuit-level submeters (and in the past installed and currently on occasion install third-party circuit-level submeters) at customer sites in connection with the installation and operation of energy efficiency or generation systems. The submeters transmit encrypted data to our data ingestion and storage platform via a cellular data back-haul. The submeters are used to monitor system performance, provide the underlying data to our software interface thereby allowing customers to visualize their energy data, validate the savings or generation resulting from the installation of the system, and most critically, to provide the data to support monthly invoices for customer contracts that are based upon a variable payment model (i.e., the customer pays for the actual savings or generation realized during the applicable billing period). The submeters draw power from the customer site and are thus susceptible to power outages at customer sites. Submeters may also lose cellular connectivity. Submeters return to a normal functioning state once power is restored after an outage. Our proprietary submeters that lose cellular connectivity can continue to operate on their own for nine to 12 months, and can recover up to nine to 12 months of system data to address outages. Our proprietary submeter has been certified to UL standards by Intertek in the United States, to CSE standards in Canada, and to CE Mark in the European Union, and historically has a 99.96% uptime performance level. The majority of outages have been site-specific in cases where cellular connectivity was lost for long periods of time at a specific site, and in these cases our technicians have installed an enhanced cellular modem to improve connectivity. Third-party submeters deployed by us have uptime and performance attributes similar to those of our proprietary submeter, however, the performance of our proprietary submeter is generally superior while also being less expensive. Third-party submeters were deployed prior to the development of our proprietary submeter and continue to be deployed in narrow cases for certain types of generation and net metering applications. However, we continue to trend towards using our proprietary submeter. From 2015 through February 2020, approximately 83% of submeters deployed are our proprietary submeter and approximately 17% are third-party submeters. Since March 2020, approximately 95% of submeters deployed are our proprietary submeter and 5% are third-party submeters.
In the event a submeter fails to function, we are permitted to calculate invoices using the historical average of savings or generation resulting from the installation of the system. However, sustained or repeated submeter failures would reduce the attractiveness of our services to customers, as customer invoicing expectations are premised on actual performance as measured by the submeters rather than historical averages. Any negative publicity arising from any significant disruptions or failure of the submeters could adversely affect our reputation and brand and may adversely affect the usage of our services.
Furthermore, our data ingestion and storage platform is hosted on one or more data centers provided by Amazon Web Services (AWS), a third-party provider of cloud infrastructure services. We do not have control over the operations of the facilities of AWS that we use. AWS’ facilities are vulnerable to damage or interruption from natural disasters, cybersecurity attacks, terrorist attacks, power outages, and similar events or acts of misconduct. The continuing and uninterrupted performance of our data ingestion and storage platform is critical to our success. We have experienced, and expect that in the future we will experience, interruptions, delays, and outages in service and availability from time to time due to a variety of factors, including infrastructure changes, human or software errors, website hosting disruptions and capacity constraints. Sustained or repeated system failures would reduce the attractiveness of our services to customers.
Any of the above circumstances or events may adversely affect our reputation and brand, reduce the availability or usage of our services, lead to a significant short-term loss of revenue, increase our costs, and impair our ability to attract new customers, any of which could adversely affect our business, financial condition, and results of operations.
Limitations on our ability to collect third-party data could diminish the quality of our offerings, which could harm our business.
We rely on third-party data to drive certain inputs into our offerings, such as weather data and utility usage information, most of which is publicly available and free of charge. If the third-party data we use in our business is no longer free or is limited or inaccessible for any reason, our offerings may not function as intended which could harm our relationships with partners and customers and adversely harm our business.
A drop in the price of electricity sold may reduce demand for our service offerings and harm our business, financial condition, and results of operations and prospects.
Although our current service offerings under contract are not impacted by the fluctuations in price of electricity, decreases in the price of electricity may impact potential new customers’ interest in energy efficiency service offerings, and existing customers’ interest in our new service offerings, and may make our service offerings less economically attractive and reduce demand for our service offerings. The price of electricity could decrease as a result of:
•construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy, or other generation technologies;
•relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;
•reductions in the price of natural gas or other fuels;
•utility rate adjustment and customer class cost reallocation;
•decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;
•development of smart-grid technologies that lower the peak energy requirements;
•development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; and
•development of new energy generation technologies that provide less expensive energy.
If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.
We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train, and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, referral partners, and vendors and other third parties and attract new customers, referral partners, and vendors, as well as manage multiple geographic locations.
Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.
Failure to adhere to contractual support services obligations may adversely affect our relationships with our customers and adversely affect our business, financial condition, and results of operations.
Our customers depend on our support organization to resolve performance issues relating to our energy efficiency or generation systems. We typically provide parts-only replacement services over the term of the applicable Energy Service Offerings contract, which obligates us to deliver replacement parts within certain time periods depending on the type of ECM. Other than with respect to lighting or HVAC installations, we do not have a long history of fulfilling replacement obligations with respect to other types of ECMs, and our estimates with respect to replacement times for such ECMs may prove to be incorrect. In addition, our sales process is highly dependent on our business reputation and on strong recommendations from our existing customers. Any failure to maintain high-quality support services, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our service offerings to existing and prospective customers, and our business, financial condition and results of operations.

Our business may rely on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could adversely affect business, financial condition, and results of operations.
The U.S. federal government and some state and local governments provide incentives to end users of our Energy Service Offerings in the form of rebates, tax credits and other financial incentives, such as system performance payments and payments for renewable energy credits associated with renewable energy generation. We may rely on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of the Energy Service Offerings to our customers. Changes to these programs could reduce demand for our services, impair sales financing and adversely impact our business, financial condition, and results of operations.
Our Energy Service Offerings involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition, and results of operations.
Our sales cycle is typically six to 18 months for entry into a sales contract for our Energy Service Offerings, but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our service offerings. The period between initial discussions with a potential customer and the sale of even a single Energy Service Offering typically depends on a number of factors, including the potential customer’s budget and energy use profile. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. Currently, we believe the time between the entry into a sales contract with a customer and the installation of an Energy Efficiency Offering can range from two to 24 months or more. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of generating a sale.
Prior to us entering into master agreements with our customers, or before the contract is booked, the lengthy sales cycle increases the risk that a customer may abandon the proposed transaction after we invested significant resources pursuing the opportunity, or delay the planned date for installation. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business, financial condition and results of operations could be adversely affected.
Additionally, we have ongoing arrangements with our customers with respect to master contracts that have been entered with our customers. Some of these arrangements are evidenced by contracts or long-term partnership arrangements. If these arrangements are terminated or if we are unable to continue to fulfill the obligations under such contracts or arrangements, our business, financial condition, and results of operations could be adversely affected.
The economic benefit of our Energy Service Offerings to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.
The economic benefit of our Energy Service Offerings to our customers includes, among other things, the benefit of reducing such customer’s payments to the local electric utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our Energy Service Offerings. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our Energy Service Offerings could adversely affect the demand for our Energy Service Offerings.
Our business is subject to risks associated with construction, cost overruns and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
The installation and operation of our energy efficiency or generation systems at a particular site is generally subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection and related matters, and typically requires our installers or customers obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy efficiency or generation system installations, to design our systems to comply with these varying standards, and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer’s ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy efficiency or generation systems and could therefore adversely affect the timing of the revenue recognition, which could adversely affect our operating results in a particular period.
The growth of our business depends on our brand, reputation, expansion potential, and additional Energy Service Offerings, and damage to our brand or reputation or failure to expand our brand or Energy Service Offerings could harm our business and results of operations.
We depend on our brand and reputation for high-quality service offerings, and ability to expand our brand and Energy Service Offerings, to attract customers and grow our business. In addition to new Energy Service Offerings, we may depend on customers to expand their existing energy and efficiency sales contracts with us. Customer retention may decline or fluctuate as a result of a number of factors, including satisfaction with our system service offerings, functionality of installed energy efficiency or generation systems, prices, the features and pricing of competing service offerings, reductions in spending levels, mergers and acquisitions involving customers, and deteriorating general economic conditions. If we fail to continue to deliver our Energy Service Offerings within the planned timelines, if our service offerings do not perform as anticipated, or if we damage any customers’ properties or cancel projects, our brand, reputation, and ability to expand our service offerings could be significantly impaired. We also depend on referrals from customers for our growth. Therefore, our inability to meet or exceed customers’ expectations could harm our reputation and growth through referrals.
If we are unable to maintain appropriate operations and maintenance levels, we could lose credibility in the marketplace among prospective customers, vendors, and partners, which could affect our growth and our business, financial condition and results of operations may be adversely affected.
We derive a substantial portion of our revenue and Backlog from a limited number of customers, and the loss of or a significant reduction in orders from a large customer could have a material adverse effect on our business, financial condition, and results of operations.
In any particular period, a substantial amount of our total revenue and Backlog come from a relatively small number of customers. As an example, in the year ended December 31, 2020, three customers accounted for approximately 35%, 17%, and 17% of our total revenue. In the year ended December 31, 2019, two customers accounted for approximately 38% and 33% of our total revenue. As of December 31, 2020, two customers accounted for approximately 28% and 16% of our Fully Installed Backlog. The loss of any large customer or any delays in installations of new energy efficiency or generation systems with any large customer would materially and adversely affect our business, financial condition, and results of operations.
We currently face and will continue to face competition.
We compete for customers, financing partners and incentive dollars with other clean energy providers including but not limited to utility companies, deregulated suppliers, energy services companies, project developers, OEMs, specialty finance companies and IoT data start-ups. We face increasing competition in the energy efficiency solutions industry, including competitors who could duplicate our model. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, and driver price. Further, many of our competitors may be able to utilize substantially greater resources and economies of scale to develop competing service offerings and technologies, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. In the event that the market for energy efficiency solutions expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their service offerings. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, or result in us assuming higher liability risks, which could adversely affect our margins. If we fail to adapt to changing market conditions and to compete successfully with new competitors, we will limit our growth and adversely affect our business, financial condition, and results of operations.
We face competition from our own customers, which may elect to finance energy efficiency or generation systems themselves by relying upon our initial analysis of customer sites.
In the process of customer pursuits, we typically perform an initial analysis of one or more customer sites in order to inform and present our proposed deployment of one or more energy efficiency or generation systems. Presenting these analyses results in a knowledge transfer to the customer, and in some cases after receiving such information, customers have elected to forego working with us, and to instead finance the development and installation of energy efficiency or generation systems themselves. Thus, given the long sales cycles for our services, there is an inherent opportunity cost risk that company resources could be tied-up for many months on a pursuit only to be disintermediated closer to consummating a transaction. This type of disintermediation is difficult to predict, however, if it happened with a high number of customer pursuits, it could limit our growth and adversely affect our business, financial condition, and results of operations.
Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
Although we have taken protective measures to protect our trade secrets, including agreements, limited access, segregation of knowledge, password protections and other measures, policing unauthorized use of proprietary technology can be difficult and expensive. For example, many of our engineers reside in California and it is not legally permissible to prevent them from working for a competitor, if and when one should exist. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Such litigation may result in our intellectual property rights being challenged, limited in scope, or declared invalid or unenforceable. We cannot be certain that the outcome of any litigation will be in our favor, and an adverse determination in any such litigation could impair our intellectual property rights and may harm our business, prospects, and reputation.
We rely primarily on trade secret and trademark laws, and non-disclosure, confidentiality, and other types of contractual restrictions to establish, maintain, and enforce our intellectual property and proprietary rights. However, our rights under these laws and agreements afford us only limited protection and the actions we take to establish, maintain, and enforce our intellectual property rights may not be adequate. For example, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated or our intellectual property rights may not be sufficient to provide us with a competitive advantage, any of which could have a material adverse effect on our business, financial condition or operating results. In addition, the laws of some countries do not protect proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately abroad.
We may need to defend ourselves against claims that we infringe, or have misappropriated, the intellectual property rights of others, which may be time-consuming and would cause us to incur substantial costs.
We generally indemnify our customers against claims that our Energy Service Offerings, including our proprietary submeters, infringe or misappropriate third-party intellectual property rights, and we may therefore be required to defend our customers against such claims. We also license technology from third parties, and incorporate proprietary and open source components supplied by third parties into our systems and solutions. Due to the significant time lag between the filing of patent applications and the publication of such patents, we cannot be certain that our licensors were the first to file the patent applications for the technology we license or, even if they were the first to file, also were the first to invent, particularly with regards to patent rights in the United States. Some of these technologies, applications or patents may conflict with our licensors’ technologies or patent applications. Such conflicts could limit the scope of the patents, if any, that our licensors may be able to obtain or result in denial of our licensors’ patent applications for the technologies we license. If patents that cover the technologies we license from third parties are issued to other companies, we may not be able to license or obtain alternative technology.
If a claim is successfully brought in the future and we, or our system or solutions, are determined to have infringed, misappropriated, or otherwise violated a third-party’s intellectual property rights, we may be required to do one or more of the following:
•cease selling service offerings that incorporate the challenged intellectual property;
•pay substantial damages (including treble damages and attorneys’ fees if our infringement is determined to be willful);
•obtain a license from the holder of the intellectual property right, which license may not be available on reasonable terms or at all; or
•redesign our service offerings, which may not be possible or cost-effective.
Any of the foregoing could adversely affect our business, financial condition, and results of operations. In addition, any litigation, or claims, whether or not valid, could adversely affect our reputation, result in substantial costs, and divert resources and management attention. We may seek indemnification from our licensors or vendors under our contracts with them, but our rights to indemnification or our vendors’ resources may be unavailable or insufficient to cover our costs and losses.
If we fail to manage our growth effectively, include failing to attract and integrate qualified personnel, we may not be able to develop, produce, market, and sell our services successfully.
Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, and operating results. We intend to expand our operations significantly. We expect our future expansion to include, among other things:
•expanding the management team;
•hiring and training new personnel;
•conducting market research and analysis;
•controlling expenses and investments in anticipation of expanded operations;
•expanding service departments;
•implementing and enhancing administrative infrastructure, systems, and processes; and
•expanding our market share in international markets, both in markets where we have current customers (Canada, Germany, Ireland, Spain, and the United Kingdom), and prospective customers (or foreign affiliates of existing customers) in new markets in North America, Europe, and Oceania.
Our success depends, in part, on our continuing ability to identify, hire, attract, train, and develop other highly qualified personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense. Our ability to hire, attract and retain them will depend in part on our ability to provide competitive compensation packages and a high-quality work environment. We may not be able to attract, integrate, train, motivate or retain additional highly qualified personnel, and our failure to do so could adversely affect our business, financial condition, and results of operations.

If we are unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business could be adversely affected.
We believe that our success and our ability to reach our strategic objectives are highly dependent on the contributions of our key management, technical, engineering and sales personnel. The loss of the services of any of our key employees could disrupt our operations, delay the development and introduction of our Energy Service Offerings, and negatively impact our business, financial condition, and operating results. In particular, we are highly dependent on the services of Arvin Vohra, our Chief Executive Officer and Director, John Rhow, our President and Director, Matt Gembrin, our Chief Financial Officer, and other key employees. We cannot assure you that we will be able to successfully attract and retain executive leadership necessary to grow our business. Furthermore, there is increasing competition for talented individuals in our field. Our failure to attract and retain our executive officers and other key technology, sales, marketing, and support personnel, could adversely affect our business, financial condition, and results of operations.
We rely on third-party suppliers and because some of the raw materials and key components in our energy efficiency, generation systems, and our submeters come from limited or sole sources of supply, we are susceptible to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain and could delay deliveries of our services to our customers.
All of the components that go into the manufacture of our energy efficiency or generation systems and our submeters are sourced from third-party suppliers. Some of the key components used to manufacture our energy efficiency, generation systems, and our submeters come from limited or sole sources of supply. We are therefore subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our energy efficiency, generation systems, and submeters. The COVID-19 pandemic may adversely affect the ability of our third-party suppliers to source components in a timely or cost effective manner due to, among other things, work stoppages or interruptions. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. Our third-party suppliers have in the past experienced, and may in the future experience, component shortages and price fluctuations of certain key components and materials, and the predictability of the availability and pricing of these components may be limited, which could impact the pricing of our energy efficiency, generation systems, or our submeters, and our ability to efficiently complete installation of our projects. This could adversely affect our business, financial condition, and results of operations.
Our operations may be adversely affected by the COVID-19 global pandemic, and we face disruption risks from COVID-19 global pandemic that could impact our business.
The COVID-19 global pandemic has resulted in the extended shutdown of certain businesses in the United States, Europe, and Asia, which has resulted in disruptions or delays to our supply chain and either have resulted in or may still result in significant disruptions to our customer base. Such disruption in these businesses have impacted and will likely continue to impact our sales and operating results.
To date COVID-19 has had a limited adverse impact on our operations, supply chains and hardware and software-enabled services. Because of travel and customer site restrictions, the frequency of site visits with prospective customers have been impacted, which has delayed the sales conversion cycle. Due to these precautionary measures, return-to-work restrictions, site closures and other governmental responses to limit the spread of COVID-19 and resulting global economic impacts, we may still experience significant and unpredictable reductions in demand for our Energy Service Offerings and our ability to staff sales and operations centers and install and maintain our hardware and software-enabled services has been impacted and may continue to be impacted. Our installation and maintenance operations have been, and will continue to be, adversely impacted by the COVID-19 global pandemic. For example, our energy efficiency installation projects have experienced delays and may continue to experience delays relating to, among other things, shortages in available labor for design, installation, and other work as well as the inability or delay in our ability to access customer facilities due to shutdowns or other restrictions. We have implemented precautionary measures intended to help minimize the risk of the virus to our employees, including initially requiring employees to work remotely and subsequently implementing social distancing protocols for limited work conducted onsite. The degree and duration of disruptions to our future business activity are unknown at this time.
We cannot predict with certainty at this time the full extent to which the COVID-19 global pandemic will impact our business, cash flows and results of operations including revenue. It will depend on many factors. These include, among others, the extent of harm to public health, the willingness of our employees and subcontractors to travel to sites and meet with customers even if permitted to do so, the disruption to the global economy and to our supply base and potential customer base and impacts on liquidity and the availability of capital. We are staying in close communication with our employees, subcontractors, agents, customers, vendors, and partners, and acting to mitigate the impact of this dynamic and evolving situation, but there is no guarantee that we will be able to do so.
Should we pursue acquisitions in the future, they would be subject to risks associated with acquisitions.
We may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. The process of identifying and consummating acquisitions and the subsequent integration of new assets and businesses into our own business would require attention from management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on its operations. Acquired assets or businesses may not generate the expected financial results. Acquisitions could also result in the use of cash, potentially dilutive issuances of equity securities, the occurrence of goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business.
Our management has limited experience in operating a public company.
Our management team, including our executive officers, has limited experience in the management of a publicly traded company. Our management team may not successfully or effectively manage the transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. Their limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of the company. We may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected. It is likely that we will be required to expand our employee base and hire additional employees to support our operations as a public company which will increase our operating costs in future periods.
Continuing to expand operations internationally could expose us to enhanced risks.
Although we currently primarily operate in the United States, we will seek to expand our international business. We are currently operating or have contracted systems across over 2,341 locations in the United States, 36 in Canada, 28 in the United Kingdom, four in Spain, four in Ireland and one in Germany and intend to expand into other growing markets in North America, Europe, and Oceania. Managing any international expansion will require additional resources and controls. Further expansion internationally could subject our business to risks associated with international operations, including:
•conformity with applicable business customs, including translation into foreign languages and associated expenses;
•lack of availability of government incentives and subsidies;
•potential changes to our established business model;
•cost of alternative energy solutions, which could vary meaningfully outside the United States;
•difficulties in staffing and managing foreign operations and installations in an environment of diverse culture, laws and customers, and the increased travel, infrastructure and legal and compliance costs associated with international operations;

•customer installation challenges which we have not encountered before, which may require the development of a unique model for each country;
•differing levels of demand among members of our customer base, including C&I customers, utilities, independent power producers and project developers;
•compliance with multiple, potentially conflicting and changing governmental laws, regulations and permitting processes, including environmental, banking, employment, tax, privacy and data protection laws and regulations, such as the General Data Protection Regulation (GDPR) and the EU Data Privacy Directive;
•compliance with U.S. and foreign anti-bribery laws;
•difficulties in collecting payments in foreign currencies and associated exposure to foreign currency exchange rate risk;
•restrictions on repatriation of earnings;
•compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws and potentially adverse tax consequences due to changes in such tax laws; and
•regional economic and political conditions.
As a result of these risks, any potential future international expansion efforts that we may undertake may not be successful and may negatively impact our results of operations and profitability.
We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements, and have other adverse consequences.
Based on its assessment as of December 31, 2020, management has identified material weaknesses in its internal controls over financial reporting that we are currently working to remediate, which relate to (1) ineffective internal controls over accounting for complex and significant transactions and (2) a lack of formality in our internal control activities, especially related to management review-type controls.
With respect to accounting for complex and significant transactions, deficiencies exist in our process for ensuring the completeness of information utilized in various technical accounting analyses and in certain instances, the proper application of the relevant accounting literature. These deficiencies could result in material adjustments for certain transactions. With respect to a lack of formality in our control activities, we did not sufficiently establish formal policies and procedures to design effective controls and establish responsibilities to execute these policies and procedures, including review over revenue recognition.
A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its financial statements would not be prevented or detected on a timely basis. These deficiencies could result in additional material misstatements to our consolidated financial statements that could not be prevented or detected on a timely basis.
Our management has concluded that these material weaknesses in our internal control over financial reporting are due to the fact that, at the time, we were a private company with limited resources and did not have the necessary business processes and related internal controls formally designed and implemented coupled with the appropriate resources with the appropriate level of experience and technical expertise to oversee our business processes and controls.
In order to address these identified material weaknesses, we have increased resources within our organization, including the expansion of our accounting, control and compliance functions (including but not limited to hiring of a Principal Accounting Officer, Assistant Controller, Senior Manager of Internal Audit, and Revenue Accounting

Manager) to develop and implement continued improvements and enhancements to address the overall deficiencies that led to the material weaknesses.
We are in the process of documenting existing, and implementing additional, internal controls over financial reporting including implementation of appropriate segregation of duties and review procedures, formalization of accounting policies and controls, and retention of appropriate expertise for complex accounting transactions. Additionally, we have engaged external consultants to assist with documentation of our existing internal controls over financial reporting and identification of control gaps, including the existing material weaknesses, to be remediated. Finally, additional training programs are being implemented for the finance and accounting personnel related to the requirements of being a public company and internal controls over financial reporting. In order to maintain and improve the effectiveness of our internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
We will not be able to fully remediate these control deficiencies until these steps have been completed, have been operating effectively for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate. The hiring of additional finance and accounting personnel and the implementation of improvements to our accounting and proprietary systems and controls may be costly and time consuming, and the cost to remediate may impair our results of operations in the future.
If not remediated, these material weaknesses could result in further material misstatements to our annual or interim consolidated financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If we are unable to assert that our internal control over financial reporting is effective, or when required in the future after the closing of this offering, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the New York Stock Exchange (NYSE), the SEC, or other regulatory authorities, which could require additional financial and management resources.
Our business could be adversely impacted by financial regulatory reform.
On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act) was signed into law. The Dodd-Frank Act contained significant changes to the regulation of financial institutions, created the Financial Stability Oversight Council (FSOC) and Consumer Financial Protection Bureau and granted authorities and responsibilities to the FSOC and existing regulatory agencies to identify and address emerging systemic risks posed by the activities of financial services firms. The Dodd-Frank Act also provided for enhanced regulation of derivatives and asset-backed securities offerings, restrictions on executive compensation and enhanced oversight of credit rating agencies, among other things. Proposals for legislation further regulating the financial services industry are being introduced in the U.S. Congress and in state legislatures. On May 24, 2018, President Trump signed into law a financial services regulatory reform bill that received bipartisan support, the Economic Growth, Regulatory Relief, and Consumer Protection Act (EGRRCPA). The EGRRCPA makes certain modifications to post-financial crisis regulatory requirements, including, among other things, improving consumer access to mortgage credit and tailoring regulations for certain bank holding companies, including raising the relevant thresholds for the application of the Federal Reserve's enhanced prudential standards, as well as for the designation by the FSOC of non-bank financial companies as “systemically important”. On December 4, 2019, FSOC issued final interpretive guidance in connection with its previously proposed interpretive guidance regarding the designation of nonbank financial companies as systematically important. The final guidance implements an activities-based approach for identifying and addressing potential risks to financial stability as well as enhancing the analytical framework, transparency, and efficiency of FSOC's process for designating nonbank financial companies as systematically important. While the EGRRCPA and other such legislation has and will continue to result in significant modifications to certain aspects of the Dodd-Frank Act and other post-financial crisis regulatory requirements, prospective investors should be aware that the changes in the regulatory and business landscape as a result of the Dodd-Frank Act, the EGRRCPA and future legislation and regulation, including the cost of complying with any additional laws and regulations, could have an adverse impact on our business, financial condition, and results of operations.

Risks Related To Third Parties
Our growth depends in part on the success of our relationships with third parties.
We rely on third-party general contractors to install energy efficiency or generation systems at our customers’ sites. We currently work with a limited number of general contractors, which has impacted and may continue to impact our ability to facilitate customer installations as planned. Our work with contractors or their sub-contractors may have the effect of us being required to comply with additional rules (including rules unique to our customers) and regulations, working conditions, site remediation and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness and quality of the installation-related services performed by our general contractors and their sub-contractors in the past have not always met our expectations or standards and in the future may not meet our expectations and standards and it may be difficult to find and train third-party general contractors that meet our standards at a competitive cost.
In addition, a key component of our growth strategy is to develop or expand our relationships with third-party referral partners. For example, we are investing resources in establishing strategic relationships with market players across a variety of industries to generate new customers. These programs may not roll out as quickly as planned or produce the results we anticipated. A significant portion of our business depends on attracting new referral partners and retaining existing referral partners. Negotiating relationships with our referral partners, investing in due diligence efforts with potential referral partners, training such partners and monitoring them for compliance with our standards require significant time and resources and may present greater risks and challenges than expanding a direct sales or installation team. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. Such circumstance would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.
We must maintain customer confidence in our long-term business prospects in order to grow our business.
Customers may be less likely to purchase our Energy Service Offerings if they are not convinced that our business will succeed or that our services and support and other operations will continue in the long term. Similarly, vendors and other third-party referral partners will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, in order to build and maintain our business, we must maintain confidence among customers, vendors, referral partners, analysts, ratings agencies, and other parties in our Energy Service Offerings, long-term financial viability, and business prospects. Maintaining such confidence may be particularly complicated by certain factors including those that are largely outside of our control, such as our limited operating history, customer unfamiliarity with our services, delivery, and service operations to meet demand, competition or uncertainty regarding sales performance compared with market expectations.
Accordingly, in order to grow our business, we must maintain confidence among our customers, referral partners, vendors, third-party general contractor partners, financing partners and other parties in our long-term business prospects. This may be particularly complicated by factors such as:
•our limited operating history at current scale;
•our historical and anticipated near-term lack of profitability;
•unfamiliarity with or uncertainty about our Energy Service Offerings;
•prices for electricity in particular markets;
•competition from alternate energy efficiency solutions;
•warranty or unanticipated service issues we may experience in connection with third-party manufactured hardware and our proprietary submeter;

•the environmental consciousness and perceived value of environmental programs to our customers;
•the size of our expansion plans in comparison to our existing capital base and the scope and history of operations; and
•the availability and amount of incentives, credits, subsidies, or other programs to promote installation of Energy Service Offerings.
Several of these factors are largely outside our control, and any negative perceptions about our long-term business prospects, even if unfounded, would likely adversely affect our business, financial condition, and results of operations.
Regulatory Risks
Our business could be adversely affected by trade tariffs or other trade barriers.
In recent years, China and the United States have each imposed tariffs, and there remains a potential for further trade barriers. These barriers may escalate into a trade war between China and the United States. Tariffs could potentially impact the cost of procuring energy efficiency or generation systems and impact any plans to sell our service offerings in international markets. In addition, these developments could have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, financial condition, and results of operations.
Changes to existing federal, state, or international laws or regulations applicable to us could cause an erosion of our current competitive strengths.
Our business is subject to a variety of federal, state, and international laws and regulations, including those with respect to government incentives promoting energy efficiency, alternate forms of energy, and others. These laws and regulations, and the interpretation or application of these laws and regulations, could change. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in diminished revenues from government sources and diminished demand for our Energy Service Offerings. In addition, new laws or regulations affecting our business could be enacted. These laws and regulations are frequently costly to comply with and may divert a significant portion of management’s attention. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business.
In addition, there are many federal, state, and international laws that may affect our business, including measures to regulate energy efficiency, generation, and storage systems. If we fail to comply with these applicable laws or regulations, we could be subject to significant liabilities which could adversely affect our business. Additionally, there may be laws in jurisdictions we have not yet entered or laws we are unaware of in jurisdictions we have entered that may restrict our sales or other business practices. The laws in this area can be complex and difficult to interpret. Continued regulatory limitations and other obstacles that may interfere with our ability to continue to commercialize our service offerings and could have a negative and material impact on our business, financial condition, and results of operations.
Changes in public policies affecting the development and more widespread adoption of energy efficiency systems could affect the demand for our service offerings.
If the market for energy efficiency systems does not develop, demand for our service offerings could be harmed. As a result, our success depends, in part, on laws, and energy prices that affect demand for energy efficiency, generation or storage systems. For example, laws, investor demands, or corporate policies compelling the reduction of greenhouse gas emissions could create opportunity for increased sales of our service offerings. Incentives, including tax credits or rebates, for purchases of energy efficiency or generation systems to reduce greenhouse gas emissions, creates a climate in which our sales may increase. Eliminating or phasing out such incentives could have the opposite effect.

Changes in tax laws or regulations or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.
We are subject to income- and non-income-based taxes in the United States under federal, state, and local jurisdictions and in certain foreign jurisdictions in which we operate. Tax laws, regulations and administrative practices in various jurisdictions may be subject to significant change, with or without advance notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our effective tax rates could be affected by numerous factors, such as changes in tax, accounting and other laws, regulations, administrative practices, principles and interpretations, the mix and level of earnings in a given taxing jurisdiction, our ownership or capital structures or examinations by U.S. federal, state or foreign jurisdictions that disagree with interpretations of tax rules and regulations in regard to positions taken on tax filings.
In addition, as our business grows, we are required to comply with increasingly complex taxation rules and practices. The development of our tax strategies requires additional expertise and may impact how we conduct our business. If our tax strategies are ineffective or we are not in compliance with domestic or international tax laws, our financial position, operating results, and cash flows could be adversely affected.
Further, U.S. federal income tax legislation referred to as the Tax Cuts and Jobs Act, is highly complex, is subject to interpretation, and contains significant changes to U.S. tax law, including, but not limited to, a reduction in the corporate tax rate, significant additional limitations on the deductibility of interest, substantial revisions to the taxation of international operations, and limitations on the use of certain net operating losses. The presentation of our financial condition and results of operations is based upon our current interpretation of the provisions contained in the Tax Cuts and Jobs Act. The Treasury Department and the U.S. Internal Revenue Service (IRS) have released and are expected to continue releasing regulations and interpretive guidance relating to the legislation contained in the Tax Cuts and Jobs Act. Any significant variance of our current interpretation of such legislation from any future regulations or interpretive guidance could result in a change to the presentation of our financial condition and results of operations and could materially and adversely affect our business, financial condition, and results of operations.
Furthermore, on April 7, 2021, the Biden administration proposed changes to the U.S. tax system, including an increase to the U.S. corporate tax rate.  We are unable to predict which, if any, U.S. tax reform proposals will be enacted into law, and what effects any enacted legislation might have on our liability for U.S. corporate tax. However, it is possible that the enactment of changes in the U.S. corporate tax system could have a material adverse effect on our liability for U.S. corporate tax and our consolidated effective tax rate.
We may incur obligations, liabilities, or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition, and results of operations.
We are required to comply with national, state, and local laws and regulations regarding the protection of the environment and health and safety. Adoption of more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operating activities or in our being subject to adverse publicity, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations.
The installation of our Energy Service Offerings and ongoing operation of our EaaS Offerings involves safety risks.
Our Energy Service Offerings require installation of equipment that involves interfacing with electrical equipment and infrastructure, the risk of falling from lifts and rooftops, personal injuries occurring at the job site, and other risks typical of construction projects. Although we take many steps to assure the safe installation of our Energy Service Offerings and ongoing operation of our EaaS Offerings, and maintain insurance against such liabilities, we may nevertheless be exposed to significant losses arising from personal injuries or property damage arising from the installation and maintenance of our offerings.

We could be adversely affected by any violations of the FCPA, the U.K. Bribery Act and other foreign anti-bribery laws.
The Foreign Corrupt Practices Act of 1977, as amended (FCPA), generally prohibits companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in, and may in the future expand into, many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. In addition, due to the level of regulation in our industry, our entry into certain jurisdictions requires government contact where norms can differ from U.S. standards. It is possible that our employees, subcontractors, agents, and partners may take actions in violation of our policies and anti-bribery laws. Any such violation, even if prohibited by our policies, could subject us to criminal or civil penalties or other sanctions, which could have a material adverse effect on our business, financial condition, cash flows and reputation.
Cybersecurity and Information Technology Risks
A failure of our information technology and data security infrastructure could adversely affect our business and operations.
We rely upon the capacity, reliability, and security of our information technology (IT) and data security infrastructure and our ability to expand and continually update this infrastructure in response to the changing needs of our business. Our existing IT systems and any new IT systems we utilize may not perform as expected. If we experience a problem with the functioning of an important IT system or a security breach of our IT systems, including during system upgrades or new system implementations, the resulting disruptions could adversely affect our business.
Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. We have experienced certain incidents, such as phishing attacks, in the past, and any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability. Any system failure, accident or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information or other confidential data, including but not limited to personal data. Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruptions or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and adversely affect our business. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business, financial condition, or results of operations.
Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer, and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.
Our technology could have undetected defects, errors or bugs in the hardware or software incorporated into our energy efficiency or generation systems, which could reduce market adoption, damage our reputation with current or prospective customers and/or expose us to liability and other claims that could materially and adversely affect our business, financial condition, and results of operations.
We may be subject to claims that our energy efficiency or generation systems have malfunctioned, and persons were injured or purported to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, business, financial condition, or results of operations.
Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, referral partners, vendors, third-party general contractor partners, financing partners and other parties in our long-term business prospects. Any insurance coverage or indemnification obligations of vendors may not adequately cover all such claims, or cover only a portion of such claims. A successful liability, warranty, or other similar claim could have an adverse effect on our business, financial condition, and results of operations. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources and cause reputational harm.
We are subject to various privacy and consumer protection laws.
Any failure by us or our vendor or other business partners to comply with federal, state, or international privacy, data protection or security laws or regulations could result in regulatory or litigation-related actions against us, legal liability, fines, damages, and other costs. We may also incur substantial expenses and costs in connection with maintaining compliance with such laws. For example, commencing in May 2018, the GDPR became fully effective with respect to the processing of personal information collected from individuals located in the European Union. The GDPR created new compliance obligations and significantly increases fines for noncompliance. In addition, California recently enacted the California Consumer Privacy Act (CCPA), which will, among other things, require new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information, which went into effect on January 1, 2020. It remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted in the years to come. Although we currently do not process personal information of our customers, we may be required to expend significant resources to comply with data breach requirements if third parties improperly obtain and use the personal information of our customers, if applicable, or we otherwise experience a data loss with respect to customers’ personal information, if applicable. A major breach of our network security and systems could have negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our services, and harm to our reputation and brand.
Risks Related to Liquidity and Indebtedness
If we cannot obtain financing to support the sale or leasing of our service offerings to customers, such failure may adversely affect our liquidity and financial position.
Most of our customer contracts require us to finance the energy efficiency or generation systems we sell, either ourselves or through third-party financing sources. To date, we have been successful in obtaining or providing the necessary financing arrangements. There is no certainty, however, that we will be able to continue to obtain or provide adequate financing for these arrangements on acceptable terms, or at all, in the future. Failure to obtain or provide such financing may result in the loss of material customers and sales from service offerings, which could have a material adverse effect on our business, financial condition, and results of operations. Further, if we are required to restrict substantial amounts of our cash to support these financing arrangements, such cash will not be available to us for other purposes, which may have a material adverse effect on our liquidity and financial position. For example, as of December 31, 2020, approximately $3.7 million of our cash was restricted to support such contracts, which prevents us from using such cash for other purposes.
We may require additional capital funding and such capital may not be available to us.
Our cash requirements relate primarily to working capital needed to operate and grow our business, including funding operating expenses, growth in inventory and equipment to support both installations of new energy efficiency or generation systems and servicing the installed base, funding the growth in our “Energy-as-a-Service” solutions, which includes the installation of HVAC equipment, lighting and other energy efficiency or generation systems, growth in the energy efficiency, generation and energy storage markets, continued development and expansion of our service offerings, and payment of debt obligations. Our ability to meet future liquidity needs and capital requirements will depend upon numerous factors, including the timing and quantity of customer contracts; improving gross margins across all of our service offerings; the timing and amount of our operating expenses; the timing and costs of working capital needs; the timing and costs of building a sales base; our ability to obtain financing arrangements to support installations of our service offerings, and the terms of such agreements that may require us to pledge or restrict substantial amounts of our cash to support these financing arrangements; the timing and costs of developing marketing and distribution channels; the timing and costs of hardware service requirements; the timing and costs of hiring and training staff; the extent to which our services gain market acceptance; the timing and costs of development and introductions of our service offerings; the extent of our ongoing and new research and development programs; and changes in our strategy or our planned activities. If we are unable to fund our operations with positive cash flows and cannot obtain external financing, we may not be able to sustain future operations.
We cannot assure you that any necessary additional financing will be available on terms favorable to us, or at all. We believe that it could be difficult to raise additional funds and there can be no assurance as to the availability of additional financing or the terms upon which additional financing may be available. Additionally, even if we raise sufficient capital through additional equity or debt financings, strategic alternatives or otherwise, there can be no assurance that the revenue or capital infusion will be sufficient to enable us to develop our business to a level where it will be profitable or generate positive cash flow. If we incur debt, a substantial portion of our operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for our business activities. The terms of any debt securities issued could also impose significant restrictions on our operations. Broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance, and may adversely impact our ability to raise additional funds.
We may not be able to generate sufficient cash to meet our debt service obligations.
Our ability to generate sufficient cash to make scheduled payments on debt obligations we may incur to finance the deployment of our service offerings will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control.
We finance a significant volume of energy efficiency or generation systems and retain a portion of the energy savings from our customers. Our ability to carry out our obligation under these financing arrangements is significantly impacted by our ability to collect customer payments. Furthermore, customer payments are generally variable and contingent upon achieving energy savings.
If we do not generate sufficient cash to satisfy our debt obligations, including interest payments, or if we are unable to satisfy the requirement for the payment of principal at maturity or other payments that may be required from time to time under the terms of our debt instruments, we may have to undertake alternative financing plans such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot provide assurance that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be available or permitted under the terms of our various debt instruments then in effect. Furthermore, the ability to refinance indebtedness would depend upon the condition of the finance and credit markets at the time which have in the past been, and may in the future be, volatile. Our inability to generate sufficient cash to satisfy our debt obligations or to refinance our obligations on commercially reasonable terms or on a timely basis would have an adverse effect on our business, financial condition and results of operations.
In addition, servicing our indebtedness could require that we use a substantial portion of our cash flow from operations to pay principal of, and interest on, such indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development, growth of our business, and other general corporate or business activities. Our ability to generate cash to repay our indebtedness is subject to the performance of our business, as well as general economic, financial, competitive, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operating activities or if future capital is not available to us in amounts sufficient to enable us to fund our liquidity needs, our business, financial condition, and results of operations may be adversely affected.
Our ability to use our net operating loss carryforwards (NOLs) to offset future taxable net income may be subject to certain limitations.
Certain of our NOLs may expire and not be used. For example, under the Tax Cuts and Jobs Act, as modified by the CARES Act, NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the taxable year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. Additionally, under the Tax Cuts and Jobs Act, as modified by the CARES Act, NOLs from taxable years that began after December 31, 2017 may offset no more than 80% of current taxable income annually for taxable years beginning after December 31, 2020, but the 80% limitation on the use of NOLs from taxable years that began after December 31, 2017 does not apply for taxable income in taxable years beginning before January 1, 2021. NOLs arising in taxable years ending after December 31, 2017 can be carried forward indefinitely, but NOLs generated in taxable years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. At December 31, 2020, we had approximately $99.6 million in federal, $1.5 million in foreign, and $41.7 million in state NOL carryforwards that will begin to expire in the years ending December 31, 2037 for the federal and in various years for the foreign and state NOLs, respectively. Of this amount $70.1 million of federal NOLs are not subject to expiration.
If an ownership change, as defined in Section 382 of the Internal Revenue Code of 1986, as amended (Code), occurs with respect to our capital stock, our ability to use NOLs to offset taxable income would be subject to certain limitations. Generally, an ownership change occurs under Section 382 of the Code if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock over a rolling three-year period. If an ownership change occurs, our ability to use pre-ownership change NOLs to reduce post-ownership change taxable net income is generally limited to an annual amount based on the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt rate. If an ownership change were to occur, use of our pre-ownership change NOLs to reduce federal taxable net income may be deferred to later years within the applicable carryover period; however, if the carryover period for any loss year expires, the use of the remaining portion of such NOLs will be prohibited. Similar rules may apply under applicable state and foreign law.
We believe that we have experienced an ownership change under Section 382 of the Code. Thus, our ability to utilize NOLs existing at the time of this offering may be subject to limitation under Section 382 of the Code. The application of such limitation may cause U.S. federal income taxes to be paid by us earlier than they otherwise would have been paid if such limitation were not in effect and could cause such NOLs to expire unused, in each case reducing or eliminating the benefit of such NOLs. To the extent we are not able to offset our future taxable income with our NOLs, this would adversely affect our operating results and cash flows if we have taxable income in the future. In addition, future changes in our stock ownership, some of which may be outside of our control, could result in an ownership change under Section 382 of the Code. Due to a history of taxable losses and our belief that we experienced an ownership change in the past, we recorded a valuation allowance against a majority of our deferred tax assets, including our NOLs. As of December 31, 2020, we recorded a federal valuation allowance of $15.6 million, a state valuation allowance of $1.2 million, and a foreign valuation allowance of $0.4 million.

There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire, decrease in value or otherwise be unavailable to offset future income tax liabilities. As a result, we may be unable to realize a tax benefit from the use of our NOLs, even if we generate a sufficient level of taxable net income prior to the expiration of the NOL carryforward periods.
Risks Related to Ownership of Our Common Stock and this Offering
We do not know whether an active market will develop for our common stock or what the market price of our common stock will be, and, as a result, it may be difficult for you to sell your shares of our common stock.
We intend to apply to list our common stock on the NYSE under the symbol “EAAS.” However, prior to this offering, there has been no prior public trading market for our common stock. We cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares.
The market price of our common stock may be volatile, and you could lose all or part of your investment.
The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:
•price and volume fluctuations in the overall stock market from time to time;
•the impact of the ongoing COVID-19 global pandemic on our business;
•sales of shares of our common stock by us or our stockholders;
•the recruitment or departure of key personnel;
•the public’s reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•fluctuations in the trading volume of our shares or the size of our public float;
•actual or anticipated changes or fluctuations in our results of operations;
•actual or anticipated developments in our business, our competitors’ businesses, or the competitive landscape generally;
•failure of securities analysts to maintain coverage of us, changes in actual or future expectations of investors or securities analysts or our failure to meet these estimates or the expectations of investors;
•litigation involving us, our industry or both;
•governmental or regulatory actions or audits;
•regulatory or legal developments in the United States and other countries;
•general economic conditions and trends;
•announcement or expectation of additional financing efforts;
•expiration of market stand-off or lock-up agreements; and

•changes in accounting standards, policies, guidelines, interpretations, or principles.
The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have an adverse impact on the market price of our common stock.
In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
Upon completion of this offering, our executive officers, directors and holders of 5% or more of our common stock will collectively beneficially own approximately        % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important transactions, including a change in control.
Upon completion of this offering, our executive officers, directors and our stockholders who own 5% or more of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately         % of the outstanding shares of our common stock, based on the number of shares outstanding as of          , 2021 and assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions, or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.
If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business, or our market, or if they adversely change their recommendations regarding our common stock, the trading price or trading volume of our common stock could decline.
The trading market for our common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If one or more securities analysts initiate research with an unfavorable rating or downgrade our common stock, provide a more favorable recommendation about our competitors, or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets and demand for our securities could decrease, which in turn could cause the price and trading volume of our common stock to decline.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, financial condition, and results of operations. Pending their use, we may invest our net proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.
We may need additional capital, and we cannot be certain that additional financing will be available on favorable terms, or at all.
Historically, we have funded our operations and capital expenditures primarily through equity issuances, cash generated from our operations and debt financing for capital purchases. Although we currently anticipate that our existing cash and cash equivalents will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. We evaluate financing opportunities from time to time, and our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance, and the condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity or equity-linked securities, those securities may have rights, preferences, or privileges senior to the rights of our common stock, and our stockholders may experience dilution. If we raise additional funds through the incurrence of indebtedness, then we may be subject to increased fixed payment obligations and could be subject to restrictive covenants, such as limitations on our ability to incur additional debt, and other operating restrictions that could adversely impact our ability to conduct our business. Any future indebtedness we may incur may result in terms that could be unfavorable to our equity investors.
A significant portion of our total outstanding shares is restricted from immediate resale but may be sold into the market in the near future, which could cause the market price of our common stock to decline significantly, even if our business is doing well.
The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that these sales could occur. Following the completion of this offering, based on the number of our shares of our capital stock outstanding as of          , 2021, we will have a total of          shares of our common stock outstanding. Our directors and officers and substantially all of the holders of our equity securities have entered into market standoff agreements with us and have entered or will enter into lock-up agreements with the underwriters under which they have agreed or will agree, subject to specific exceptions described in the section titled “Underwriting,” not to sell any of our stock for 180 days following the date of this prospectus (or earlier pursuant to certain early lockup provisions). We refer to such period as the lock-up period. We and the underwriters may release certain stockholders from the market standoff agreements or lock-up agreements prior to the end of the lock-up period. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701 under the Securities Act of 1933, as amended (Securities Act), the shares of our capital stock will be available for sale in the public market following the completion of this offering as follows:
•beginning on the date of this prospectus, all shares of our common stock sold in this offering will be immediately available for sale in the public market; and
•beginning 181 days after the date of this prospectus, subject to the terms of the lock-up and market standoff agreements described above, the remainder of the shares of our capital stock will be eligible for sale in the public market, subject in some cases to the volume and other restrictions of Rule 144.
Upon completion of this offering, stockholders owning an aggregate of up to          shares of our common stock will be entitled, under our investors’ rights agreement, to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. In addition, we intend to file a registration statement to register shares reserved for future issuance under our equity compensation plans. Upon effectiveness of that registration statement, subject to the satisfaction of applicable vesting restrictions and the expiration or waiver of the market standoff agreements and lock-up agreements referred to above, the shares issued upon exercise of outstanding stock options will be available for immediate resale in the public market.
Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the trading price of our common stock to fall and make it more difficult for you to sell shares of our common stock at a time and price that you deem appropriate.
Delaware law and provisions in our certificate of incorporation and bylaws might delay, discourage, or prevent a change in control of our company or changes in our management, thereby depressing the market price of our common stock.
Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (DGCL) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our certificate of incorporation and bylaws will contain provisions that may make the acquisition of our company more difficult or delay or prevent changes in control of our management. Among other things, these provisions will:
•permit only the board of directors to establish the number of directors and fill vacancies on the board;
•establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms;
•provide that our directors may only be removed for cause;
•permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;
•require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings;
•eliminate cumulative voting in the election of directors;
•prohibit stockholders from calling a special meeting of stockholders; and
•require a super-majority vote of stockholders to amend some of the provisions described above.
These provisions, alone or together, could delay, discourage, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Our bylaws will designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, and also provide that the federal district courts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, each of which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers, stockholders or employees.
Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder.
Section 22 of the Securities Act establishes concurrent jurisdiction for federal and state courts over Securities Act claims. Accordingly, both state and federal courts have jurisdiction to hear such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Although we believe these exclusive forum provisions benefit us by providing increased consistency in the application of Delaware law and federal securities laws in the types of lawsuits to which each applies, the exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our current or former directors, officers, stockholders or other employees, which may discourage such lawsuits against us and our current and former directors, officers, stockholders and other employees. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.
Further, the enforceability of similar exclusive forum provisions in other companies’ organizational documents have been challenged in legal proceedings, and it is possible that a court of law could rule that these types of provisions are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find either exclusive forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur significant additional costs associated with resolving such action in other jurisdictions, all of which could harm our results of operations.
We do not intend to pay any cash distributions or dividends on our common stock in the foreseeable future.
We have never declared or paid any distributions or dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock. See the section titled “Dividend Policy.”
General Risk Factors
We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:
•presentation of only two years of audited financial statements and related financial disclosure;
•exemption from the requirement to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;
•exemption from compliance with the requirement of the Public Company Accounting Oversight Board (PCAOB) regarding the communication of critical audit matters in the auditor’s report on the financial statements;
•reduced disclosure about our executive compensation arrangements; and
•exemption from the requirement to hold non-binding advisory votes on executive compensation or golden parachute arrangements.
We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:
•the last day of the fiscal year in which we have at least $1.07 billion in annual revenue;

•the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;
•the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or
•the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies unless it otherwise irrevocably elects not to avail itself of this exemption. We have elected to use this extended transition period until we are no longer an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period. As a result, our consolidated financial statements may not be comparable to the financial statements of companies that comply with new or revised accounting pronouncements as of public company effective dates.
We cannot predict if investors will find our common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and may decline.
If we fail to establish and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired, which may adversely affect investor confidence in our company and, as a result, the market price of our common stock.
As a public company, we will be required to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), including, among other things, that we establish and maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers.
We are also continuing to improve our internal control over financial reporting. Pursuant to the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We do not expect to have our independent registered public accounting firm attest to our internal control over financial reporting for so long as we are an emerging growth company. We are in the process of designing and implementing the internal control over financial reporting required to comply with this obligation, which has been time consuming, costly, and complicated. In this regard, we will need to continue to dedicate internal resources, continue to engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time period or at all, that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses.
For instance, as of December 31, 2020, management has identified multiple significant deficiencies, which when aggregated, became material weaknesses in our internal controls over financial reporting. See the Risk Factor titled “—We have identified material weaknesses in our internal control over financial reporting which, if not corrected, could affect the reliability of our consolidated financial statements, and have other adverse consequences.” While we are working to address these identified material weaknesses, any failure to implement continued improvements and enhancements and maintain effective disclosure controls and procedures and internal control over financial reporting, could cause investors to lose confidence in the accuracy and completeness of our financial statements and reports, which would likely adversely affect the market price of our common stock. In addition, we could be subject to sanctions or investigations by the NYSE, the SEC and other regulatory authorities.
We rely on assumptions, estimates and unaudited financial information to calculate our key metrics and other figures presented herein, and real or perceived inaccuracies in such metrics could adversely affect our reputation and our business.
The metrics presented herein are calculated using internal company data that has not been independently verified. While these metrics and figures are based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring these metrics and figures across our customer base. We cannot assure you that such metrics and other figures would not be materially different if such information was independently reviewed or audited. We regularly review and may adjust our processes for calculating our metrics and other figures to improve their accuracy, but these efforts may not prove successful and we may discover material inaccuracies. In addition, our methodology for calculating these metrics may differ from the methodology used by other companies to calculate similar metrics and figures. We may also discover unexpected errors in the data that we are using that resulted from technical or other errors. If we determine that any of our metrics or figures are not accurate, we may be required to revise or cease reporting such metrics or figures. Any real or perceived inaccuracies in our metrics and other figures could harm our reputation and adversely affect our business.
The requirements of being a public company may strain our resources and divert management’s attention, and the increases in legal, accounting, and compliance expenses that will result from being a public company may be greater than we anticipate.
As a result of this offering, we will become a public company, and as such, will incur significant legal, accounting, and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as the rules and regulations subsequently implemented by the SEC and the listing standards of the NYSE, including changes in corporate governance practices and the establishment and maintenance of effective disclosure and financial reporting controls. Compliance with these rules and regulations can be burdensome. Our management and other personnel will need to devote a substantial amount of time to these corporate governance and compliance initiatives. Moreover, these rules and regulations will increase our historical legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than we obtained as a private company, and could also make it more difficult for us to attract and retain qualified members of our board of directors as compared to when we were a private company. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an “emerging growth company” or a “smaller reporting company.” We may need to hire additional accounting and financial staff, and engage outside consultants, all with appropriate public company experience and technical accounting knowledge and maintain an internal audit function, which will increase our operating expenses. Moreover, we could incur additional compensation costs in the event that we decide to pay cash compensation closer to that of other public companies, which would increase our operating expenses and could materially and adversely affect our profitability. In addition, as a public company, we may be subject to shareholder activism, which can lead to substantial costs, distract management, and impact the manner in which we operate our business in ways we cannot currently anticipate. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time, resources, and costs necessary to resolve them, could divert the resources of our management and adversely affect our business and results of operations. These increased costs and demands upon management could adversely affect our business, results of operations and financial condition.

From time to time we may be involved in a number of legal proceedings and, while we cannot predict the outcomes of such proceedings and other contingencies with certainty, some of these outcomes could adversely affect our business and financial condition.
We may become involved in legal proceedings, government and agency investigations, and consumer, employment, tort, and other litigation. We cannot predict with certainty the outcomes of these legal proceedings. The outcome of some of these legal proceedings could require us to take, or refrain from taking, actions which could negatively affect our operations or could require us to pay substantial amounts of money adversely affecting our financial condition and results of operations. There can also be no assurance that we are adequately insured to protect against all claims and potential liabilities. Additionally, defending against lawsuits and legal proceedings may involve significant expense and could divert the attention of our key personnel.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include statements about:
•the availability of capital to fund energy infrastructure installations and upgrades for customers of our EaaS Offerings;
•the impact that existing regulations, and changes to those regulations, may have on the demand for our EaaS and DaaS Offerings;
•our ability to maintain an adequate rate of revenue growth;
•our expectations concerning relationships with third parties, including the attraction and retention of referral and channel partners;
•the calculation of certain of our key financial metrics;
•the effects of increased competition in our market and our ability to compete effectively;
•the impact of the COVID-19 pandemic on our business, operations, and results of operations;
•our anticipated capital expenditures and our estimates regarding our capital requirements;
•the size of our addressable markets, market share, category positions and market trends;
•our ability to identify, recruit and retain skilled personnel, including key members of senior management;
•our ability to promote our brand and maintain our reputation;
•our ability to maintain, protect, and enhance our intellectual property rights;
•our ability to successfully defend litigation brought against us;
•our ability to comply with existing, modified, or new laws and regulations applying to our business;
•our ability to implement, maintain, and improve effective internal controls; and
•our planned use of the net proceeds from this offering.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, operating results, financial condition, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. You should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates and information concerning our industry, including market size of the markets in which we participate, that are based on various third-party sources, industry publications and reports, as well as our own internal information. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates and information. We have not independently verified the accuracy or completeness of the data contained in these third-party sources, industry publications and reports. The markets in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these sources, publications, and reports.
The sources of certain statistical data, estimates and forecasts contained in this prospectus include the following independent industry publications or reports:
•Bloomberg Finance L.P., BloombergNEF 2H 2021 Energy Storage Market Outlook - Leap Ahead, July 28, 2021
•Lazard, Lazard’s Levelized Cost of Energy Analysis - Version 14.0, 2020

USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $          million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds will be approximately $          million, after deducting underwriting discounts and commissions and offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds to us from this offering by $     million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by $          million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our use of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock, facilitate future access to the public equity markets by us, our employees, and our stockholders, and increase our visibility in the marketplace. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time.
Because we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing debt instruments or bank deposits.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our operating results, financial condition, contractual restrictions, and capital requirements. Our future ability to pay cash dividends on our capital stock is limited by the terms of our convertible notes due in 2024 and may be limited by any future debt instruments or preferred securities.

CAPITALIZATION
The following table summarizes our cash and cash equivalents, as well as our capitalization, as of September 30, 2021:
•on an actual basis;
•on a pro forma basis to give effect to (1) the assumed conversion of all outstanding warrants into           shares of common stock, (2) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering, and (3) an adjustment to the shares of common stock held by investors party to that certain Amendment and Conversion Agreement between us and the investors party thereto (the Amendment and Conversion Agreement) from 608,926 shares of our common stock into an aggregate of          shares of our common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus; and
•on a pro forma as adjusted basis to reflect (1) the pro forma adjustments set forth above and (2) the issuance and sale by us of          shares of common stock in this offering at the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the initial public offering price is equal to $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the 608,926 shares of common stock held by investors party to that the Amendment and Conversion Agreement will adjust into shares of our common stock. A $1.00 decrease in the initial public offering price would result in such shares of our common stock adjusting into shares of our common stock and a $1.00 increase in the initial public offering price would result in such shares of our common stock adjusting into shares of our common stock. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Convertible Notes due 2024.”
You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of September 30, 2021
	Actual	Pro Forma	Pro Forma As Adjusted(1)
(in thousands, except share data)
Cash and cash equivalents	$	$	$
Debt	$	$	$
Stockholders’ equity (deficit):
Common stock, $0.0001 par value per share, 30,000,000 shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma, and pro forma as adjusted
Additional paid-in capital
Accumulated deficit
Total stockholders’ equity (deficit)
Total capitalization
__________________
(1)Each $1.00 increase or decrease in the assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, each of our cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $     million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.
The total number of shares of common stock that will be outstanding immediately after this offering is based on                shares of our common stock outstanding as of September 30, 2021, and excludes:
•               shares of common stock issuable upon the exercise of outstanding options, with a weighted-average exercise price of $               per share;
•               shares of common stock reserved for future issuance under the 2015 Plan, which number of shares will be added to the shares of our common stock to be reserved under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2015 Plan;
•               shares of common stock reserved for future issuance under the 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•               shares of common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.
The 2021 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2021 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2015 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.
Net tangible book value (deficit) per share is determined by dividing our total tangible assets less our total liabilities by the number of shares of our common stock outstanding. Our historical net tangible book value (deficit) as of September 30, 2021 was               million, or               per share. Our pro forma net tangible book value as of September 30, 2021 was $               million, or $               per share, based on the total number of shares of our common stock outstanding as of September 30, 2021, after giving effect to (1) the exercise of all outstanding warrants into           shares of common stock, (2) the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the completion of this offering and (3) an adjustment to the shares of common stock held by investors party to the Amendment and Conversion Agreement from 608,926 shares of our common stock into an aggregate of          shares of our common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
After giving effect to the sale by us of              shares of our common stock in this offering at the assumed initial public offering price of $          per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been $          million, or $          per share. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $          per share to investors purchasing shares of our common stock in this offering at the assumed initial public offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of September 30, 2021	$
Pro forma increase in net tangible book value per share as of September 30, 2021
Pro forma net tangible book value per share as of September 30, 2021
Increase in pro forma net tangible book value per share attributable to investors purchasing shares of common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share by approximately $        , and would increase or decrease, as applicable, dilution per share to new investors purchasing shares of common stock in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our common stock offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately $        per share and increase or decrease, as applicable, the dilution to new investors purchasing shares of common stock in this offering by $        per share, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the initial public offering price is equal to $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the 608,926 shares of common stock held by investors party to the Amendment and Conversion Agreement will adjust into         shares of our common stock. A $1.00 decrease in the initial public offering price would result in such shares of our common stock adjusting into         shares of our common stock and a $1.00 increase in the initial public offering price would result in such shares of our common stock adjusting into       shares of our common stock. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Convertible Notes due 2024.”
If the underwriters exercise their option in full to purchase              additional shares of common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $        per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $        per share and the pro forma as adjusted dilution to new investors purchasing common stock in this offering would be $        per share.
The following table presents, on a pro forma as adjusted basis to give effect to this offering, as of September 30, 2021, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us and the average price per share paid or to be paid to us at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%		%	$
Investors participating in this offering
Total		%		%	$
Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and the total consideration paid by all stockholders by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million in the number of shares offered by us would increase or decrease, as applicable, total consideration paid by new investors and total consideration paid by all stockholders, by approximately $            million, assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The table above assumes no exercise of the underwriters’ option to purchase            additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the total number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the total number of shares of common stock held by investors purchasing shares of common stock in the offering would be increased to     % of the total number of shares outstanding after this offering.
The total number of shares of common stock that will be outstanding immediately after this offering is based on             shares of our common stock outstanding as of September 30, 2021, and excludes:
•               shares of common stock issuable upon the exercise of outstanding options, with a weighted-average exercise price of $            per share;
•               shares of common stock reserved for future issuance under the 2015 Plan, which number of shares will be added to the shares of our common stock to be reserved under our 2021 Plan upon its effectiveness, at which time we will cease granting awards under our 2015 Plan;

•               shares of common stock reserved for future issuance under the 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and
•               shares of common stock reserved for future issuance under the ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.
The 2021 Plan and the ESPP each provide for annual automatic increases in the number of shares of our common stock reserved thereunder, and the 2021 Plan also provides for increases to the number of shares of our common stock that may be granted thereunder based on shares under the 2015 Plan that expire, are forfeited or are repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”
To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, or additional shares of our common stock are issued, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
Redaptive was founded in 2015 with the mission to change the way that commercial and industrial (C&I) enterprises identify and implement energy efficiency initiatives to achieve their sustainability goals. To fulfill our mission, we utilize our proprietary technology-enabled platform to identify, validate, and implement energy efficiency and sustainability-focused initiatives across a C&I customer’s entire real estate portfolio. Our ability to identify energy savings opportunities, fund and install solutions to reduce energy consumption at scale and provide ongoing, transparent reporting of the program’s success enables us to advance our customers progress towards achieving their sustainability goals. Through these installed measures we deliver a holistic Energy-as-a-Service (EaaS) Offerings for our customers, which includes: (1) providing turnkey deployment of energy efficiency and other sustainability-focused systems at their facilities, (2) providing ongoing monitoring, maintenance, and energy analytics, and (3) funding these initiatives with a flexible, innovative performance contract model that often eliminates the need for upfront capital.
We believe a balanced approach including energy efficiency is required to make meaningful progress towards true carbon reduction in C&I facilities. On average, 30% of the energy used in commercial buildings is wasted, according to the U.S. Environmental Protection Agency. Our EaaS Offerings leverage our hardware and recurring software services to continuously monitor energy consumption to identify ongoing inefficiencies within the customers’ facilities. Additionally, our offerings provide real emissions reductions and thereby reduce customer dependence on fossil fuel resources.
Today, we are a leading provider of energy efficiency and data solutions for C&I enterprises with real estate facilities and operations throughout North America and in Europe. Our technology-enabled platform leverages our proprietary hardware and software to analyze energy spend and provide solutions that enable our customers to understand their energy usage, reduce their energy consumption, lower their operating and maintenance costs, and realize environmental and economic benefits. These solutions encompass a variety of energy-related services which include LED lighting replacements, heating, ventilation, and cooling (HVAC) upgrades and retrofits, internal equipment controls, onsite solar energy generation, and energy storage.
Our total revenue grew from $41.3 million for the year ended December 31, 2019 to $42.3 million for the year ended December 31, 2020. For the years ended December 31, 2020 and 2019, we incurred net losses of $19.5 million and $20.1 million, respectively. As of December 31, 2020 and 2019, we had an accumulated deficit of $76.5 million and $57.0 million, respectively.
Key Factors and Trends Affecting Our Business
We believe that our performance and future success depends on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section titled “Risk Factors.”
Availability of Capital to Fund Our Customer Projects
Our operations are heavily dependent on the availability of capital to fund energy infrastructure installations and upgrades for customers of our Energy Service Offerings. A critical factor of our business model is our ability to provide our customers with a “turnkey” energy efficiency solution with no upfront costs. Therefore, we are responsible for the capital requirements to design, develop, engineer, and install energy infrastructure upgrades for our customers. Therefore, we are heavily dependent on our existing capital providers and our ability to access additional capital in order to fund our customer projects. Historically, we have been able to secure non-recourse term debt financing for our projects that generally covers the cost of the equipment. We expect to add incremental capacity and to access new capital providers to grow our asset base. Our ability to increase our funding capacity by either adding additional capital providers or by increasing the commitments of our existing capital providers to fund projects on terms that are economically favorable to us is a critical factor in our ability to grow our business.
Investments in Our Growth
A key component of our growth strategy is to continue to invest in our service offerings and expand our relationships with both our customers and strategic partners. These investments include significantly increasing our installation capacity, hiring additional personnel, and increasing brand and sales and marketing expenses. We will continue to make significant investments to drive growth in the future. If these investments do not result in anticipated growth or if we are unable to effectively operate and maintain our customer projects, our business and results of operations will be harmed.
We also continue to invest in time and internal resources identifying and attracting new consultants, equipment, and installation vendors, and maintaining relationships with existing partners. Negotiating relationships with our referral partners, conducting due diligence before entering into such relationships, and training such partners and monitoring them for compliance with our standards requires significant time and resources. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition, and customer base. This would limit our growth potential and our opportunities to generate significant additional revenue and cash flow.
Government Incentives and Regulation
Our cost of capital, the price we can charge our customers for energy savings, the cost of our systems and the demand for Energy Service Offerings is impacted by a number of federal, state, and local government incentives and regulations, including rebates, tax credits and other financial incentives. These programs have been challenged from time to time by utilities, governmental authorities, and others. A reduction in such incentives could adversely affect our results of operations, cost of capital, and growth prospects.
Although we are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our service offerings. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities, and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for customers on a regular basis, and these changes can have a negative impact on our ability to deliver savings to customers.
Evolving Market Opportunity
The energy efficiency or generation market is new and still evolving. The future growth of this market and the success of our energy efficiency or generation service offerings depend on many factors beyond our control, including recognition and acceptance by key customer stakeholders and our ability to provide our Energy Service Offerings cost-effectively. Energy efficiency or generation service has yet to achieve broad market acceptance and depends on continued governmental incentives and favorable regulatory policies. If this support diminishes, our ability to obtain external financing on acceptable terms, or at all, could be materially and adversely affected. Growth in this market also depends in part on macroeconomic conditions and consumer preferences, each of which can change quickly. Declining macroeconomic conditions, including in the job markets and commercial real estate markets, could contribute to instability and uncertainty among key customer stakeholders and impact their financial wherewithal or interest in entering into long-term customer agreements with us, even if such agreements would generate immediate and long-term savings.

Impact of COVID-19
The rapid global spread of the COVID-19 virus since December 2019 is disrupting supply chains and affecting production and sales across a range of industries. The overall impact on economic activity is expected to be negative. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on certain developments, including the duration and spread of the virus, and the impact on our employees, customers, partners, and vendors. The ultimate outcome of these matters is uncertain and, accordingly, the impact on our financial condition or results of operations is also uncertain.
As a result of the COVID-19 global pandemic, we experienced construction delays, supply chain constraints, and delays in moving projects forward due to key decision makers being unavailable or needing to re-prioritize their focus on other projects and operations, thereby impacting our project pipeline. In response to the uncertainty of the impact of the virus, we announced temporary reductions in the salaries of certain of our executive leadership, as well as a reduction in force of certain non-revenue generating roles and reduced work week schedules for certain of our employees to address reduced demand and workloads related to the pandemic and to conserve cash, with exceptions for certain groups, including those supporting customer and asset services. In October 2020, all of our employees resumed work full time and all our executive leadership returned to full salary, except for our Chief Executive Officer, whose salary was resumed in February 2021. In addition, all of the executive leadership received full reimbursement for their respective temporary reductions in salaries at that time.
We are further responding by taking steps to mitigate the potential risks to us posed by the spread of COVID-19. We have taken extra precautions for our employees who work in the field and for employees who continue to work in our facilities. In addition, we have implemented work-from-home policies where appropriate. In March 2020, we shifted all of our corporate employees to a remote work model and implemented additional measures to better enable remote work. As of August 31, 2021, our remote work model remains in place.
Management continues to evaluate the impact of the COVID-19 global pandemic on our business and industry. While governmental and non-governmental organizations are engaging in efforts to combat the spread and severity of the COVID-19 virus and related public health issues, the full extent to which the global pandemic of COVID-19 could impact our business, results of operations, and financial condition is still unknown and will depend on future developments, including new variants of the virus and large increases in cases in the areas where we operate, which are highly uncertain and cannot be predicted. Such effects may be material. Our financial statements reflect judgments and estimates that could change in the future as a result of the COVID-19 global pandemic.
Key Operating Metrics
Contracted Installing Backlog and Fully Installed Backlog
We enter into Energy-as-a-Service agreements with our customers which are expected to generate recurring payments over a five-to-15-year term. We refer to the estimated nominal contracted payments remaining under these agreements as Total Backlog. We track Total Backlog at two stages: Contracted Installing Backlog and Fully Installed Backlog, and report estimated nominal contracted payments remaining under both stages.
•Contracted Installing Backlog: Represents estimated nominal contracted payments remaining from projects which are in the process of installation where a customer has signed a site-specific notice-to-proceed (NTP) under a binding contract.
Our projects become fully operational once a site-specific NTP project is fully installed, commissioned, and accepted by a customer. The date at which a project becomes fully operational is the commercial operation date (COD) for that project.
•Fully Installed Backlog: Represents estimated nominal contracted payments remaining from projects that have achieved COD and are fully operational.
Total Backlog is a forward-looking number, and we use judgment in developing the assumptions used for the calculation of Total Backlog. The primary assumption in the calculation is the annual energy savings performance of our EaaS Offerings, estimated based on the ECM, which represents the volume of energy savings (in kWh) and the associated avoided cost in $/kWh.
Due to the long-term nature of our agreements, these key operating metrics are useful as they allow us and our investors to understand the recurring revenue generated by our EaaS agreements and the growth of our Company. The accounting policy and timing of revenue recognition for our Energy-as-a-Service revenue is described within Note 3, Leases, of the notes to our consolidated financial statements. Our key operating metrics may not be comparable to similarly titled measures used by other companies.
Backlog consists of the following:

	As of December 31,
	2020	2019
	(in thousands)
Fully Installed Backlog	$154,318	$120,631
Contracted Installing Backlog	47,633	27,286
Total Backlog	$201,951	$147,917
Backlog consists the following weighted average remaining terms:

	As of December 31,
	2020	2019
	(in years)
Fully Installed Backlog	5.6	5.4
Contracted Installing Backlog	10.8	6.8
Total Backlog	6.8	5.6
Components of Our Results of Operations
Revenue
Energy-as-a-Service Revenue
We generate the majority of our revenue by charging our customers for measured savings in energy costs generated through our EaaS Offering. More specifically, we enter into service contracts with customers whereby we design, engineer, construct and install energy efficiency equipment, energy consumption measurement devices and software at customer facilities in order to achieve contractually agreed-upon energy reduction performance targets. We also provide onsite maintenance services to these customers. We generally retain ownership of the installed energy efficiency systems, and pursuant to the terms of our contracts, customer payments are directly linked to realized, measured energy savings that result from the customer’s use of the integrated energy efficiency system. EaaS revenue is recognized each month over the contract term when agreed-upon energy savings are realized by the customer.
Under our EaaS agreements, the customer may have the option to buy out the contract early for a negotiated amount based on the present value of the total remaining contract value. When an EaaS agreement is bought out, we recognize the full customer buyout amount as revenue at the time of the buyout, resulting in an acceleration of revenue recognized.
Project Revenue
We generate project revenue from capital equipment installation projects through the facilitation of lighting and HVAC equipment sales. Under our capital equipment installation projects, we purchase required equipment from a third-party manufacturer, which is shipped directly to our customer, and then install such equipment at customer sites. The design, procurement, and installation of such energy efficiency equipment promises the delivery of a customized, integrated solution for our customer’s energy savings needs, and upon installation, the customer obtains title to the system immediately. At the time the customer approves installation, the contract price is fixed based on the equipment that will be installed at the customer site. We generally bill our customers upon execution of a letter of acceptance with the customer, which represents the commercial operation date of the installed system; however, under certain contracts, we may structure customer payments based on project milestones. Revenue for capital equipment installation projects is recognized over the project installation period. This recognition method approximated the cost-to-cost input method, which we determined was the best available measure of progress toward satisfying our performance obligations.
Other Revenue
We generate other revenue through our DaaS offering, as well as project financing arrangements. Under our DaaS arrangements, we install proprietary company-owned submeters and provide data analytics through a cloud-based module that enables active equipment management, facilitates preventative maintenance, and provides real-time visibility into energy consumption and related energy savings. Our customers typically pay monthly service fees for utilization of our proprietary submeter in addition to access to energy data from our systems plus ongoing analytics. Revenue is recognized on a straight-line basis at the end of each month for the service fees set forth in the contract. DaaS contract terms vary from month-to-month to three- and five-year commitments.
Under our project financing arrangements, we provide strategic advice and assist in the administration of funding arrangements from third-party financing institutions with our customers. We are compensated for services in the form of financing and/or success fees based upon a fixed percentage of the project cost. Upon funding the project, we are entitled to receive the financing and/or success fee, at which point revenue is recognized.
Cost of Revenue
Cost of Energy-as-a-Service Revenue
Cost of Energy-as-a-Service revenue is primarily comprised of depreciation expense related to our energy efficiency systems. Depreciation of our energy efficiency systems is calculated using the straight-line method over the corresponding EaaS agreement terms, which represent the estimated useful lives of our energy efficiency systems. In addition, cost of Energy-as-a-Service revenue includes the amortization of deferred project costs, which are expensed as the associated revenue for the corresponding EaaS agreement is recognized.
To the extent that a customer buys out an EaaS agreement early, we depreciate the remaining carrying value of the energy efficiency system underlying the EaaS agreement at the time of the buyout, resulting in an acceleration of depreciation.
Cost of Project Revenue
Cost of project revenue directly relates to our capital equipment installation projects and is comprised of equipment purchased from vendors and third-party professional service costs to design, implement, and install such equipment. These costs are recognized over the installation period as incurred.
Cost of Other Revenue
Cost of other revenue includes submeter depreciation and related installation costs and project financing partner consulting fees. Submeter depreciation and installation fees are recognized over the respective DaaS contract term as the associated revenue is recognized. Project financing partner consulting fees are expensed concurrently when the revenue is recognized at the time of funding.
Gross Margin
Our gross profit may fluctuate significantly from quarter to quarter. Gross profit, calculated as revenue less cost of revenue, has been, and will continue to be, affected by various factors, including fluctuations in the amount and mix of revenue.

We expect to increase our gross margin in absolute dollars and as a percentage of revenue through economies of scale.
Operating Expenses
General and Administrative
General and administrative expense primarily consists of personnel costs, including salary, benefits, and other personnel-related expenses, for personnel that support our general operations, such as executive management, information technology, finance, accounting, legal, and human resources personnel. In addition, general and administrative expense includes certain costs for supplies, professional service fees and rent expense. Following this initial public offering, we expect that our sales and marketing, research and development, and other expenses will continue to increase as we invest in our service offerings, expand our marketing efforts to increase sales of our service offerings to new customers, and further develop our relationships with our existing customers and strategic partners. In addition, we expect our general and administrative expenses to increase following this offering due to the additional costs associated with scaling our business operations as well as being a public company. Additional costs are expected to include legal, accounting, insurance, exchange listing and SEC compliance, investor relations, and other expenses. As a result, we will require substantial additional funding for expenses related to our operating activities. See the section titled “— Liquidity and Capital Resources” below for further information.
Sales and Marketing
Sales and marketing expense primarily consists of personnel costs, including salaries, benefits, travel, and lodging and other personnel-related expenses, for our sales and marketing department. We expect to increase our sales and marketing expense as we execute on our growth strategy, which includes, adding sales and marketing personnel and expanding our marketing efforts to increase sales of our service offerings to new customers and further developing relationships with our existing customers and strategic partners.
Research and Development
Research and development expense primarily consists of personnel costs, including salaries, benefits, and other personnel-related expenses, for our engineers and specialists in the design and development of our software, hardware, and technologies. Research and development expense also includes related consulting service fees. We expect research and development expenses to increase in future periods as we continue to invest in our service offerings and ongoing development activities related to our energy submetering and data platforms. These expenses may vary from period to period as a percentage of revenue, depending upon when we choose to make more significant investments.
Interest Expense
Interest expense consists primarily of interest incurred on our convertible notes, promissory notes, secured term loan facility, and perpetual convertible notes and amortization of debt issuance costs and discounts related to those outstanding debt facilities.
Loss on Extinguishment of Debt
Loss on extinguishment of debt relates to the aggregate net loss recorded for unamortized debt issuance costs and other costs incurred in connection with the extinguishment of our promissory notes issued in 2019.

Results of Operations for the Years Ended December 31, 2020 and 2019:

	Years Ended
	December 31,
	2020	2019	$ Change	% Change
	(In thousands, except percentage)
Energy-as-a-Service revenue	$36,275	$23,959	$12,316	51%
Project revenue	4,656	16,111	(11,455)	(71)%
Other revenue	1,376	1,254	122	10%
Total revenue	42,307	41,324	983	2%
Cost of Energy-as-a-Service revenue	26,288	17,095	9,193	54%
Cost of project revenue	4,369	14,998	(10,629)	(71)%
Cost of other revenue	446	9	437	4,856%
Total cost of revenue	31,103	32,102	(999)	(3)%
Gross margin	11,204	9,222	1,982	21%
Operating expenses
General and administrative	9,416	10,177	(761)	(7)%
Sales and marketing	7,941	5,034	2,907	58%
Research and development	3,352	6,130	(2,778)	(45)%
Total operating expenses	20,709	21,341	(632)	(3)%
Loss from operations	(9,505)	(12,119)	2,614	(22)%
Other expense
Interest expense	8,864	6,294	2,570	41%
Loss on extinguishment of debt	1,696	—	1,696	nm
Total other expense	10,560	6,294	4,266	68%
Loss before income taxes	(20,065)	(18,413)	(1,652)	9%
Income tax benefit (expense)	596	(1,648)	2,244	(136)%
Net loss	$(19,469)	$(20,061)	$592	(3)%
__________________
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Revenue
Revenue increased by $1.0 million, or 2%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. Revenue is comprised of the following components:

	Year Ended
	December 31,
	2020	2019	$ Change	% Change
	(In thousands, except percentage)
Energy-as-a-Service revenue	$36,275	$23,959	$12,316	51%
Project revenue	4,656	16,111	(11,455)	(71)%
Other revenue	1,376	1,254	122	10%
Total revenue	$42,307	$41,324	$983	2%
Energy-as-a-Service revenue increased by $12.3 million, or 51%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. This increase was primarily driven by a net increase of $7.9 million in EaaS agreement sales volume through further expansion of our services with existing customers and engagement of new customers.Further contributing to the net increase in Energy-as-a-Service revenue was a net increase in revenue of $4.4 million related to EaaS agreements that were bought out early by customers, resulting in the recognition of revenue for a negotiated amount that is based on the present value of the total remaining EaaS contract value at the time of buyout.

Project revenue decreased by $11.5 million, or 71%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. Substantially all of this decrease was driven by the completion of significant milestones for a large capital equipment installation project during fiscal year 2019 that continued into fiscal year 2020.
Other revenue increased by $0.1 million, or 10%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. This increase was driven by a $0.1 million increase in project financing revenue.
Cost of Revenue
Cost of revenue decreased by $1.0 million, or 3%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. Cost of revenue is comprised of the following components:

	Year Ended
	December 31,
	2020	2019	$ Change	% Change
	(In thousands, except percentage)
Cost of Energy-as-a-Service revenue	$26,288	$17,095	$9,193	54%
Cost of project revenue	4,369	14,998	(10,629)	(71)%
Cost of other revenue	446	9	437	4,856%
Total cost of revenue	$31,103	$32,102	$(999)	(3)%
Cost of Energy-as-a-Service revenue increased by $9.2 million, or 54%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. This increase was primarily driven by an increase in depreciation and maintenance costs associated with our energy efficiency systems, which is directly in line with the increase in Energy-as-a-Service revenue. Of the increase in depreciation for our energy efficiency systems, $3.2 million was attributable to a net increase in depreciation related to EaaS agreements that were bought out early by customers. At the time of buyout, we depreciated the remaining carrying value of the underlying energy efficiency systems.
Cost of project revenue decreased by $10.6 million, or 71%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. The decrease in cost of project revenue was driven by the completion of significant milestones for a large capital equipment installation project in fiscal year 2019. This project required significant equipment purchases and installation efforts during fiscal year 2019.
Cost of other revenue increased by $0.4 million, or 4,856%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. The increase in cost of other revenue was directly attributable to an increase in project financing partner consulting fees.
Operating Expenses
General and Administrative
General and administrative expenses decreased by $0.8 million, or 7%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. The decrease in general and administrative expenses was primarily attributable to a net decrease of $1.3 million in salaries and related personnel costs during the year ended December 31, 2020. The net decrease in salaries and personnel costs directly related to the transition of certain employee roles from vendor management into account and sales management functions at the beginning of fiscal year 2020, as well as reductions in force of certain non-revenue generating roles and reduced work week schedules for certain employees in response to the COVID-19 pandemic. The net decrease in salaries and personnel costs was also inclusive of the impact of $0.4 million in proceeds from our Paycheck Protection Program loan utilized for qualifying personnel expenses, which was accounted for as a direct offset to those qualifying expenses when incurred. Partially offsetting the decrease in general and administrative expenses was a $0.4 million increase in operating lease expense related to our new office facility leases executed in 2020.

Sales and Marketing
Sales and marketing expenses increased by $2.9 million, or 58%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. The net increase in sales and marketing expenses was primarily driven by a $3.0 million increase in salaries and related personnel costs during the year ended December 31, 2020. The net increase in salaries and personnel costs is directly related to the transition of certain project management employees into sales and marketing functions, as well as hiring new employees with a sales and marketing focus during fiscal year 2020. The $3.0 million increase in salaries and personnel costs was also inclusive of the impact of $0.8 million in proceeds from our Paycheck Protection Program loan utilized for qualifying personnel expenses, which was accounted for as a direct offset to those qualifying expenses when incurred in 2020. Partially offsetting the increase in sales and marketing expenses was a $0.2 million decrease in travel and entertainment related expenses due to COVID-19 restrictions.
Research and Development
Research and development expenses decreased by $2.8 million, or 45%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. This decrease was partially attributable to a $1.1 million net decrease in salaries and related personnel costs. The net decrease in salaries and personnel costs was driven by the transition of certain employee roles on our DaaS team into sales, marketing, and administrative functions to support the continued advancement of our DaaS service offering. Further contributing to the net decrease in salaries and personnel costs were reductions in headcount and reduced work week schedules for certain employees in response to the COVID-19 pandemic. The net decrease in salaries and personnel costs was also inclusive of the impact of $0.4 million in proceeds from the Company’s Paycheck Protection Program loan utilized for qualifying personnel expenses, which was accounted for as a direct offset to those qualifying expenses when incurred. In addition, there was a $0.8 million decrease in engineering supplies expense, a $0.4 million decrease in information technology expenses and a $0.3 million decrease in depreciation and amortization expense related to other noncurrent assets during fiscal year 2020.
Interest Expense
Interest expense increased by $2.6 million, or 41%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. This increase in interest expense was primarily comprised of the following: (1) a $1.2 million increase in interest expense related to the issuance of our convertible notes from September 2020 through December 2020, (2) a $0.6 million increase in interest expense related to an increase in the outstanding borrowings under our promissory notes, (3) a $0.4 million increase in interest expense related to the issuance of our perpetual convertible notes in March 2020, and (4) a $0.2 million increase in interest expense related to outstanding borrowings under our secured term loan credit facility.
See the section titled “—Liquidity and Capital Resources—Debt” below for further information on our debt facilities.
Loss on Extinguishment of Debt
Loss on extinguishment of debt was $1.7 million for the year ended December 31, 2020, as compared to the year ended December 31, 2019 where no loss on extinguishment of debt was recorded. The loss on extinguishment of debt in 2020 was the direct result of the extinguishment of our promissory notes utilizing proceeds from the issuance of convertible notes in September 2020 through December 2020.
Income Tax Provision
During the year ended December 31, 2020, we recognized a federal deferred income tax benefit of $0.6 million. This benefit was recognized for an amount of previously recorded deferred tax expense that was estimated to be recoverable during the period.

During the year ended December 31, 2019, we recorded approximately $0.1 million in state income taxes and $1.6 million of federal deferred income tax expense. The federal deferred income tax expense related to a portion of future taxable amounts that we did not believe future benefits would offset.
Liquidity and Capital Resources
Sources of Liquidity
Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, contractual obligations, and other commitments. We assess liquidity in terms of our cash flows from operations and their sufficiency to fund our operating and investing activities. To meet our payment service obligations, we must have sufficient highly liquid assets available and be able to move funds on a timely basis.
As of December 31, 2020, our principal sources of liquidity was our cash totaling $17.1 million. We had an accumulated deficit of $76.5 million and net current liabilities of $9.7 million, with $25.0 million of debt financing coming due within the next twelve months. During the twelve months ended December 31, 2020, we incurred a net loss of $19.5 million and had negative cash flows from operating activities of $11.7 million. Based on our current plans and expectations, we estimate that our cash needs will be met for at least the next twelve months through the following liquidity sources: (i) unrestricted cash on hand of approximately $4.8 million as of August 31, 2021, which includes credit-facility draw-downs completed in February 2021, June 2021, and August 2021, (ii) cash generated from sales, and (iii) access to additional borrowings under the various debt instruments in-place, which total approximately $100.0 million as of August 31, 2021.
Our business is subject to risks, expenses, and uncertainties frequently encountered by companies in the early stages of commercial operations. Management continues to focus its efforts on increasing revenue and managing expenditures, while maintaining growth. To date, we have financed our operations primarily through equity financings, convertible notes, and other credit facilities. The attainment of profitable operations is dependent upon future events, including obtaining adequate financing to complete our development activities, maintaining adequate vendor relationships, building our customer base, successfully executing our business and marketing strategies, and hiring and retaining appropriate personnel. Failure to generate sufficient revenues, achieve planned gross margins and operating profitability, control operating costs, or secure additional funding may require us to modify, delay or abandon some of our planned future expansion, growth, or development, or to otherwise enact operating cost reductions available to management. This could have a material adverse effect on our business, operating results, financial condition, and ability to achieve our intended business objectives.
In addition, our ability to obtain financing for our energy efficiency assets, in part, depends on the creditworthiness of our customers. If our customers’ credit ratings fall, it may make it difficult for us to maintain financing for their use of our energy efficiency assets. Our recent experience has been that financing parties have capital to deploy and are interested in financing and, at present, cash flow and results of operations, including revenue, have not been materially impacted by our inability to obtain financing for customer installations.
Capital Expenditures Commitments
For the year ended 2021, we are forecasting approximately $50.0 million in capital expenditures primarily in support of our growth strategy. A key component of our growth strategy is to continue to invest in our Energy Efficiency Offerings, and the energy efficiency or generation systems underlying those offerings require significant capital expenditures. The capital expenditures will be funded via accessing availability under various in-place debt instruments as of December 31, 2020 as well as the debt issued during 2021. We have sufficient funding available to complete the forecasted capital expenditures and view them as an important part of our go-forward business plan.

Debt
Secured Term Loan Credit Facility
We have a $100.0 million credit facility (Credit Facility) under which we issue individual term loans that are secured by customer contracts and related assets and are non-recourse to Redaptive, Inc., as the parent company. As of December 31, 2020, the interest rates on the individual term loans ranged from 3.56% to 8.93% per annum, with a weighted average interest rate of 5.84% per annum. The individual term loans are amortizing with monthly payments of principal and interest, beginning after the commencement date of each respective note agreement, and have a maturity date ranging from July 2022 to July 2030. As of December 31, 2020, we had $82.7 million outstanding under the Credit Facility.
Convertible Notes due 2024
From September 2020 through December 2020, we issued $80.0 million of convertible notes due in 2024 (Convertible Notes). The Convertible Notes were issued at 98% of par. The Convertible Notes accrue interest at 8%, if paid quarterly in cash. However, we can elect to pay interest in kind at 10%, compounded quarterly. Additionally, interest can be paid partially in cash and partially in kind at an interest rate of 4.5% in cash and 4.5% in kind. We have obtained an appropriate waiver for the covenant to provide audited financial statements to our creditor within a specified timeframe after the end of each fiscal year. Our creditor has waived the right to accelerate repayment of the Convertible Notes for a period of greater than one year and, as such, we have classified the balance outstanding under our Convertible Notes as long-term debt in the consolidated balance sheets. The conversion options and redemption provisions of our Convertible Notes are further described in Note 7, Debt, in our accompanying audited financial statements included in this prospectus.
On May 21, 2021, we executed an Amendment and Conversion Agreement with the holders of the Convertible Notes. Immediately prior to this, the balance of the Convertible Notes was $103.7 million. Through the execution of the Amendment and Conversion Agreement, the Company and investors early converted $25.0 million of the Convertible Notes into 608,926 shares of our common stock (Conversion Shares). The Amendment and Conversion Agreement provides for an increase or decrease to the number of Conversion Shares based on the initial public offering price. The Conversion Shares will adjust from 608,926 shares of our common stock into an aggregate of           shares of our common stock immediately prior to the completion of this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. A $1.00 decrease in the initial public offering price would result in such shares of our common stock adjusting into           shares of our common stock and a $1.00 increase in the initial public offering price would result in such shares of our common stock adjusting into           shares of our common stock. The Conversion Shares contain various other rights, which are further described in Note 15, Subsequent Events, in our accompanying audited financial statements included in this prospectus.
The remaining $78.7 million of Convertible Notes were amended by removing the conversion options. The conversion options were replaced with an outstanding balance adjustment feature. Following a Qualified Event, the outstanding balance is to be increased by percentages determined based on the valuation of us. The minimum percentage is 14.4% and is increased by 1.25% for each additional $50.0 million that our valuation exceeds $550.0 million and increased by 0.625% for each additional $50.0 million that our valuation exceeds $650.0 million.
Perpetual Convertible Notes
In March 2020, we issued $6.5 million of perpetual subordinated convertible notes (Perpetual Convertible Notes). The Perpetual Convertible Notes do not have a stated maturity date and do not require periodic interest payments; rather, they are callable at the option of the holders following December 31, 2020, at the principal amount plus all unpaid and accrued interest accruing at 8% per annum. The Perpetual Convertible Notes automatically convert into preferred stock, at a 10% discount, following a preferred stock issuance with gross proceeds exceeding $30.0 million. If gross proceeds are less than $30.0 million, the holders have the option to convert to preferred stock at a 10% discount. No preferred stock issuance related to the Perpetual Convertible Notes has occurred to date.

Upon a change of control, as defined in the agreement, we are required to repay the outstanding Perpetual Convertible Notes in an amount equal to two times the outstanding balance plus all accrued and unpaid interest. As of December 31, 2020, we had $6.5 million outstanding under the Perpetual Convertible Notes, and the Perpetual Convertible Notes became due on demand at the option of the holders.
Promissory Notes
In 2019, we issued various Promissory Notes for total proceeds of $13.6 million, and in 2020, we issued additional Promissory Notes for total proceeds of $6.5 million. The Promissory Notes accrue interest ranging from 5.50% to 12.00%. The Promissory Notes were amortizing with monthly payments of principal and interest. The maturity dates ranged from December 2022 to May 2027. We used the proceeds from the Convertible Notes issued in 2020 to repay amounts outstanding under the various Promissory Notes. We recorded an aggregate net loss of $1.7 million associated with the extinguishment of the Promissory Notes for the year ended December 31, 2020.
Paycheck Protection Program Loan
In April 2020, we were granted an unsecured loan with a financial institution in the amount of $1.6 million, pursuant to the Paycheck Protection Program (PPP) set forth in the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which was enacted by the Small Business Administration on March 27, 2020. The loan was scheduled to mature in April 2022 and bore interest at a rate of 1.0% per annum, payable monthly with a deferral of payments for the first six months. Under the terms of the PPP loan, certain amounts of the loan may be forgiven if they are used for qualifying expenses, including payroll, benefits, rent and utilities as described in the CARES Act. We used all PPP loan proceeds for qualifying expenses and received full loan forgiveness in August 2021. Based on the facts and circumstances of our PPP loan and according to the applicable accounting guidance described in Note 7, Debt, to our consolidated financial statements, we have elected to account for the PPP loan proceeds as an in-substance grant that has been forgiven. As such, the PPP loan balance is not included as outstanding debt as of December 31, 2020, and we recognized the PPP loan proceeds as a systematic reduction of the related qualifying expenses for which the PPP loan proceeds were intended to compensate.
As of December 31, 2020, we had $1.6 million outstanding under the PPP loan. However, we accounted for the PPP loan as an in-substance government grant, and thus, the PPP loan balance is not included as outstanding debt in the accompanying consolidated balance sheet as of December 31, 2020.
Cash Flows
The following table summarizes our cash flows for the periods indicated (in thousands):

	Years Ended December 31,
	2020	2019
Cash Flow Data:
Net cash used in operating activities	$(11,741)	$(14,500)
Net cash used in investing activities	(31,651)	(22,389)
Net cash provided by financing activities	60,083	31,079
Net increase (decrease) in cash and restricted cash	$16,691	$(5,810)
Operating Activities
During the year ended December 31, 2020, net cash used in operating activities was $11.7 million, primarily resulting from our operating loss of $19.5 million, adjusted for non-cash charges of $27.9 million and net cash outflows of $20.1 million from net changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization related to energy efficiency systems, deferred costs, and other noncurrent assets of $24.2 million; loss on extinguishment of debt in the amount of $1.7 million related to the termination of the Promissory Notes utilizing proceeds from the issuance of the Convertible Notes due 2024; early terminations of energy efficiency sites in progress of $1.6 million; and debt related amortization included in interest expense of $0.4 million. There was also a $0.6 million tax benefit for deferred income taxes. Further, the net cash outflows from changes in operating assets and liabilities was primarily driven by a $10.1 million decrease in accounts payable and a $19.1 million decrease in accrued expenses. Partially offsetting these cash outflows from changes in net operating assets and liabilities were a decrease in accounts receivable of $8.6 million and an increase in accrued payroll of $0.8 million.
During the year ended December 31, 2019, net cash used in operating activities was $14.5 million, primarily resulting from our operating loss of $20.1 million, adjusted for non-cash charges of $22.9 million and net cash outflows of $17.3 million from net changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation and amortization related to energy efficiency systems, deferred costs, and other noncurrent assets of $15.8 million; early terminations of energy efficiency sites in progress of $5.0 million; and a tax provision for deferred income taxes of $1.6 million. The net cash outflows from changes in operating assets and liabilities was primarily driven by a $12.8 million increase in accounts receivable, a $5.4 million decrease in accounts payable and a $0.7 million decrease in accrued expenses. Partially offsetting these cash outflows from changes in net operating assets and liabilities were an increase in accrued payroll of $1.0 million and an increase in deferred maintenance revenue of $0.4 million.
Investing Activities
During the year ended December 31, 2020, net cash used for investing activities was $31.7 million, consisting of $31.2 million of purchases of energy efficiency systems and $0.5 million from the issuance of notes to certain executives in connection with the exercise of stock options.
During the year ended December 31, 2019, net cash used for investing activities was $22.4 million, consisting of $22.4 million of purchases of energy efficiency systems.
Financing Activities
During the year ended December 31, 2020, net cash provided by financing activities was $60.1 million, primarily resulting from $112.1 million of net proceeds from the issuance of debt and $0.7 million of proceeds from the issuance of common stock. Partially offsetting these proceeds were $51.8 million of debt repayments and $0.9 million of prepayment penalties related to the extinguishment of the Promissory Notes.
During the year ended December 31, 2019, net cash provided by financing activities was $31.1 million, primarily resulting from $48.7 million of net proceeds from issuance of debt, and $0.3 million proceeds from the issuance of common stock from the exercise of options. Partially offsetting these proceeds was $17.9 million of debt repayments.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
	Total	2021	2022 - 2023	2024-2025	Thereafter
	(in thousands)
Notes payable	$169,357	$25,006	$40,513	$99,642	$4,196
Interest on notes payable*	36,416	11,520	18,446	6,223	227
Operating lease obligations	3,428	906	1,614	908	—
Total	$209,201	$37,432	$60,573	$106,773	$4,423
*Interest on the Secured Term Loan Credit Facility is determined for all loans existing as of December 31, 2020; interest on the Convertible Notes due 2024 is assumed to be 8% of the principal outstanding due September 2024 per the contractual terms; interest on the Perpetual Convertible Notes is assumed to be 8% of the principal outstanding per the contractual terms assuming payoff at December 31, 2021, which is consistent with the presentation of these notes as a current liability in the accompanying consolidated balance sheets.

Off-Balance Sheet Arrangements
We are not a party to any off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, or unconsolidated variable interest entities that either have, or are reasonably likely to have, a current or future material effect on our consolidated financial statements.
Critical Accounting Policies and Estimates
Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.
Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below involve the most difficult management decisions because they require the use of significant estimates and assumptions as described above.
Leases – Lessor Arrangements
We enter into EaaS agreements with customers whereby we design, engineer, construct and install energy efficiency equipment and related upgrades at customer facilities in order to achieve agreed-upon energy reduction performance targets. We also provide onsite maintenance services to these customers. Pursuant to the terms of our EaaS agreements, we retain ownership of all equipment installed and utilized to fulfill our EaaS agreements. We have determined that the energy efficiency systems underlying our EaaS agreements meet the definition of leases, as there is an identified asset (that is, the underlying energy efficiency system) that the customer has the right to direct the use of, and receive substantially all of the economic benefits through its use of, the system.
Under the terms of our agreements, payments made by the customer are directly linked to realized energy savings resulting from the customer’s use of the installed energy efficiency system. We concluded that these customer payments represent variable payments that are not based on an index or rate, as the payments are dependent upon energy savings realized by the customer.
We determine lease classification at inception of our EaaS agreements. Through the adoption of Accounting Standards Update (ASU) 2021-05, Leases (Topic 842): Lessors – Certain Leases With Variable Payments, and the determination that customer payments are variable, we have concluded that our EaaS agreements represent operating leases. As such, we capitalize the underlying assets as property, plant, and equipment titled Energy efficiency systems, net, and we depreciate these systems on a straight-line basis over the corresponding EaaS agreement terms.
We exercise significant judgement as lessor in the evaluation and classification of our EaaS arrangements, specifically with respect to the conclusion that customer payments are variable.
Energy Efficiency Systems, Net
Under our EaaS arrangements, we concluded that the underlying energy efficiency systems and equipment represent leased assets to our customers that are classified as operating leases. Accordingly, our energy efficiency systems are stated at cost, less accumulated depreciation. Capitalized costs are comprised of equipment costs and the associated development, design, implementation, and installation costs required to begin providing energy efficiency services to customers.
Depreciation is calculated using the straight-line method over the corresponding customer contract terms, which represent the estimated useful lives of the energy efficiency systems (that is, the period over which we will benefit from use of the energy efficiency systems). Most customer contract terms range from five to 15 years. We begin depreciating the respective energy efficiency systems upon completion of installation and execution of a Letter of

Acceptance with the customer, which represents the start of commercial operation for a system. Repairs and maintenance costs are expensed as incurred.
Our energy efficiency systems are subject to impairment assessments if certain indicators are present. There were no impairment charges related to our energy efficiency systems for the years ended December 31, 2020 and 2019.
The valuation of our energy efficiency systems, the classification of our energy efficiency systems as operating leases, and the useful life of our energy efficiency systems require judgment. Events could occur that materially affect our estimates and assumptions. Significant changes in these conclusions, estimates, and assumptions could change the amount of future depreciation expense or could create future impairments of our energy efficiency systems.
Revenue Recognition - Project Revenue
We generate revenue from capital equipment installation projects through the facilitation of lighting and HVAC equipment sales, whereby we purchase required equipment from a third-party manufacturer, which is shipped directly to the customer, and then we install such equipment at customer sites. Under our capital equipment installation projects, the customer obtains title to the system immediately upon installation.
The design, procurement and installation of such energy efficiency equipment provides the delivery of a customized, integrated solution for the customer’s energy savings needs. We consider the bundle of goods and services to be a single performance obligation. Revenues are based on a fixed contract price that is recognized over time as control transfers to the customer, as further described below. Significant contracts generally have a duration of a few months to a year, with payment due within thirty to ninety days following the installation.
Our capital equipment installation contracts provide an enforceable right to payment for progress completed to date, including profit, at all times throughout the duration of the contract. As a result, we transfer control of the bundled goods or services over time, and therefore recognize revenue over time as the performance obligation in the contract is satisfied. We determined that a cost-to-cost input method was the best available measure of progress toward satisfying our performance obligations and, therefore, evaluated the total costs incurred on the project relative to the total expected cost to satisfy our performance obligation. Pursuant to that determination, We recognized revenue over the installation period in a manner which approximated the cost-to-cost input method. Contract costs for capital equipment installation projects include direct labor and related payroll costs, permanent materials, subcontractor costs, consumables, and indirect costs, such as equipment, insurance, and tools.
We exercise judgement in measuring progress toward satisfying our performance obligations, and we re-evaluate the total estimated costs to complete each performance obligation periodically. Such changes in the total estimated cost of satisfying a performance obligation may result in a cumulative adjustment to revenue recognition in the period in which the revision is known. If the estimated cost to satisfy a performance obligation results in a contract loss, a provision for loss is made in the period in which the loss becomes known. Historically, losses due to a revision in the estimated costs of satisfying a performance obligation have not been material.
Principal Agent Consideration
We use third parties on certain capital equipment installation contracts to provide construction and deployment services. In such arrangements, we exercise judgement in assessing whether we are the principal or agent in these arrangements through the evaluation of the nature of our promise to the customer. When we act as a principal, we record revenue on a gross basis, as we control a promised good or service before transferring that good or service to the customer. When we act as an agent, we record revenue at the net amount, as we retain agency services which is to arrange for another entity to provide the goods or services to the customer.
Generally, we act as a principal in our capital equipment installation projects because we are the primary obligor and maintain control as the subcontractor integrates the materials, labor and equipment into the deliverables promised to the customer. As such, subcontractor materials, labor, and equipment, are presented on a gross basis in Project revenue and Cost of project revenue in our consolidated statements of operations. Our determination that we represent the principal under our capital equipment installation projects does not impact gross margin or net loss in our consolidated statements of operations.
Stock-Based Compensation
Accounting for stock-based compensation requires us to make a number of judgments, estimates and assumptions. If any of our estimates prove to be inaccurate, our net loss and operating results could be adversely affected.
We estimate the fair value of stock options granted to employees and directors using the Black-Scholes option-pricing model, which requires the input of subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. We assume an estimated forfeiture rate, which is applied to grants in the current year, but represents a prediction of forfeitures that may happen in the coming years. Our assumptions are estimated as follows:
Fair value
The fair value of our common stock underlying the stock option awards is determined by our board of directors. Given the absence of a public trading market, our board of directors considered numerous objective and subjective factors to determine the fair value of our common stock at each meeting at which awards are approved. These factors include, but are not limited to: (i) contemporaneous third-party valuations of common stock; (ii) the rights, preferences and privileges of convertible preferred stock relative to common stock; (iii) the lack of marketability of common stock; (iv) stage and development of the Company’s business; (v) general economic conditions; and (vi) the likelihood of achieving a liquidity event, such as an initial public offering (IPO) or sale of the Company, given prevailing market conditions.
Volatility
As a result of the lack of historical and implied volatility data of our common stock, the expected stock price volatility is estimated based on the historical volatilities of a specified group of companies in our industry. We select companies with comparable characteristics to us, including enterprise value, risk profiles and position within the industry and with historical share price information sufficient to meet the expected term of the stock options.
Risk-free interest rate
We use the U.S. Treasury yield for our risk-free interest rate that corresponds with the expected term.
Expected term
We determine the expected term based on the historical life of options, the vesting period of the options granted, and the contractual period of the option granted. In determining the expected term, we considered our limited history of granting options. In addition, we considered the estimated timing and likelihood of achieving a liquidity event.
Expected dividend yield
We utilize a dividend yield of zero, as we do not currently issue dividends, nor do we expect to do so in the future.
Historically, we have determined the fair value of our equity awards by considering a variety of factors including, among other things, timely valuations of our equity prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants’ Statement on Standards for Valuations No. 1 and American Institute of Certified Public Accountants’ “Practice Aid”, Valuation of Privately Held Company Equity Securities Issued as Compensation. Given the absence of a public trading market for our equity, management exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value, including important developments in our operations, stage of development, valuations performed by an independent third-party valuation firm, actual operating results and financial performance, the conditions in similar industry sectors and the economy in general, the stock price performance and volatility of comparable public companies, the lack of liquidity of our equity, and the likelihood of achieving a liquidity event, such as an IPO or sale of the company.
Warrants for Convertible Preferred Stock
We evaluate whether our warrants for shares of convertible preferred stock are subject to liability classification. We concluded that our warrants for shares of convertible preferred stock should be classified in equity, as the shares underlying the warrants are not puttable and there are no features that would require the issuance of a variable number of shares to settle a fixed monetary amount. Further, we evaluated the anti-dilution provisions and other terms of the warrant agreements and concluded that the warrants are indexed to the convertible preferred stock and the settlement features meet the requirements for equity classification. The warrants for shares of convertible preferred stock were issued in conjunction with the issuance of promissory notes in 2019. Accordingly, the warrants were initially recognized based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance, with no subsequent remeasurement.
The fair value of the warrants of $0.7 million was determined through the Black-Scholes option-pricing model utilizing the following estimates and assumptions: (i) a term of 10 years, (ii) a risk-free rate of 2.1%, (iii) volatility of 42.0%, and (iv) no dividend yield. The warrants are exercisable at any time on or after July 12, 2019 and expire after June 30, 2029.
Income Taxes
We use the asset and liability method of accounting for income taxes based on Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. We record a valuation allowance to reduce tax assets to an amount for which realization is more likely than not. There are certain charges that are not deductible for tax purposes.
In evaluating the ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event we determine that we would be able to realize our deferred income tax assets in the future in excess of the net recorded amount, we would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.
As of December 31, 2020, we had NOL carryforwards of $142.2 million. Generally, these NOLs are available to reduce future taxable income and the related income tax liability subject to the limitations set forth in Internal Revenue Code Section 382 related to changes of more than 50% ownership of our stock by 5% or greater shareholders over a three-year period (a Section 382 Ownership Change) from the time of such an ownership change. We experienced a Section 382 Ownership Change in connection with a sale of stock by a large shareholder. Given our 382 limitation and the uncertainty of future taxable income, a valuation allowance of $17.2 million has been recorded for the year ended December 31, 2020, against the deferred tax assets, reduced by the amount of the deferred tax liability estimated to offset the deferred tax assets.
Recently Issued Accounting Pronouncements
In the normal course of business, we evaluate all new accounting pronouncements issued by the FASB to determine the potential impact they may have on our consolidated financial statements. Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined below.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12). ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistency in application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted.

ASU 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. We plan to adopt ASU 2019-12 for the fiscal year beginning January 1, 2022 and are currently assessing the impact, if any, the guidance will have on our consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) – Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 202-06). ASU 2020-06 simplifies the accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. ASU 2020-06 also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for annual and interim periods beginning after December 15, 2023. Early adoption is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We plan to adopt ASU 2020-06 for the fiscal year beginning January 1, 2024 and are currently evaluating the impact, if any, that this new guidance may have on our consolidated financial statements.
Management currently does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our consolidated financial statements.
Refer to Note 2, Summary of Significant Accounting Policies, within the audited consolidated financial statements for further detail.
Emerging Company Status
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and have elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. We expect to remain an emerging growth company at least through the end of the 2022 fiscal year and expect to continue to take advantage of the benefits of the extended transition period, although we may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.
Quantitative and Qualitative Disclosures about Market Risk
Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation, exchange rates or interest rates. We do not hold financial instruments for trading purposes.
Foreign Currency Exchange Risk
Our expenses are generally denominated in U.S. dollars. However, we have foreign currency risks related to our revenue and expenses denominated in Euros, British pound sterling, Indian rupee, and Canadian dollar. We have entered into a limited number of contracts with customers and a limited number of supply contracts with vendors with payments denominated in foreign currencies. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our financial statements.
Unfavorable changes in foreign exchange rates versus the U.S. dollar could increase our costs, thus reducing our gross profit and increasing overall net loss. We have not engaged in the hedging of foreign currency transactions to date; however, we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on our operating results or financial condition.

Interest Rate Risk
Fluctuations in interest rates may impact the level of interest expense recorded on our outstanding borrowings. Our Credit Facility, Convertible Notes, Perpetual Convertible Notes, and Promissory Notes bear interest at a fixed rate and are not publicly traded. Therefore, the fair value of our debt and the related interest expense are not materially affected by changes in market interest rates.
We do not enter into derivative financial instruments, including interest rate swaps, for hedging or speculative purposes.
Credit Risk
Financial instruments that potentially subject us to credit risk consist primarily of cash, restricted cash, and accounts receivable. Our cash and restricted cash deposits are held at financial institutions where account balances may at times exceed federally insured limits. We do not believe that we are exposed to significant credit risk due to the financial strength of the depository institutions in which our cash and restricted cash deposits are held. We have not experienced any losses on our cash deposits to date.
Our accounts receivable balances are unsecured, and we generally do not require collateral from our customers. We have not experienced any material losses related to receivables from individual customers, or groups of customers, during the years ended December 31, 2020 and 2019. Due to these factors, no additional credit risk beyond amounts provided for collection losses, when applicable, is believed by management to be probable in our accounts receivable.

BUSINESS
Overview
Redaptive was founded in 2015 with the mission to change the way that commercial and industrial (C&I) enterprises identify and implement energy efficiency initiatives to achieve their sustainability goals. To fulfill our mission, we utilize our proprietary technology-enabled platform to identify, validate, and implement energy efficiency and sustainability-focused initiatives across a C&I customer’s entire real estate portfolio. Our ability to identify energy savings opportunities, fund, and install solutions to reduce energy consumption at scale and provide ongoing, transparent reporting of the program’s success enables us to advance our customers’ progress towards achieving their sustainability goals. Through these installed measures we deliver a holistic Energy-as-a-Service (EaaS) Offering to our customers, which includes: (1) providing turnkey deployment of energy efficiency and other sustainability-focused systems at their facilities, (2) providing ongoing monitoring, maintenance, and energy analytics, and (3) funding these initiatives with a flexible, innovative performance-based contract model that often eliminates the need for upfront capital.
We believe a balanced approach including energy efficiency is required to make meaningful progress towards true carbon reduction in C&I facilities. On average, 30% of the energy used in commercial buildings is wasted, according to the U.S. Environmental Protection Agency. Our EaaS Offerings leverage our hardware and recurring software services to continuously monitor energy consumption to identify ongoing inefficiencies within the customers’ facilities. Additionally, our offerings provide real emissions reductions and thereby reduce customer dependence on fossil fuel resources.
Today, we are a leading provider of energy efficiency and data solutions for C&I enterprises with real estate facilities and operations throughout North America and in Europe. Our technology-enabled platform leverages our proprietary hardware and software to analyze energy spend and provide solutions that enable our customers to understand their energy usage, reduce their energy consumption, lower their operating and maintenance costs, and realize environmental and economic benefits. These solutions encompass a variety of energy-related services which include LED lighting replacements, heating, ventilation, and cooling (HVAC) upgrades and retrofits, internal equipment controls, onsite solar energy generation, and energy storage. We provide these services to our C&I customers through two primary offerings:
•Our Energy Service Offerings encompass upgrades to infrastructures within C&I facilities, submetering and verification of energy savings, funding solutions, and ongoing maintenance solutions, and include:
◦EaaS Offerings under which we retain ownership of the systems we install and commit that the project will satisfy agreed-upon energy reduction performance targets generating immediate saving for our customers; and
◦Sales of installed energy efficiency systems to customers that would like to directly purchase the systems and own them outright.
•Our Data-as-a-Service (DaaS) offering includes innovative and advanced submeter measurement and reporting, analysis of usage patterns, identification of anomalies, and recommendations for upgrades and improvements.
Since our founding through August 31, 2021, we have installed over 2,400 project upgrades at approximately 2,200 C&I customer facilities, saved our C&I customers more than 1.3 billion kWh, and avoided over one million tons of CO2 emissions. Over this time, we have established a sustainability marketplace that includes agreements with 68 customers and approximately 80 referral partners that drive pre-qualified leads to our EaaS Offerings and have developed our DaaS platform on the back of our proprietary, industry-leading submeter. As of August 31, 2021, Redaptive had 178 employees focused on supporting our mission with 122 employees in the United States and 56 employees in India. We maintain our corporate headquarters in San Francisco, California.
Industry and Market Opportunity

Increasing social and investor pressure to disclose emissions reduction goals has led companies worldwide to adopt various emission reduction targets depending on their geographic location. Since 2015, over 1,700 companies have committed to achieving sustainability goals as set by the Science Based Targets Initiative (SBTi) which involves development of an emissions reduction target and annual sustainability reporting. Furthermore, initiatives for goal setting escalated in 2020 despite the major impacts of the COVID-19 pandemic. While the Renewable Energy 100 (RE100) initiative seeks to accelerate the change towards zero carbon emission grids, more than 300 global companies have committed to targeting 100% renewables by 2030 as of August 2021, an increase of 52% from 2019. The increasing number of international initiatives promotes a unique market opportunity for energy solutions as corporations look to satisfy these clean energy goals through renewable generation and electricity reduction through energy efficiency measures.
According to the U.S. Environmental Protection Agency, the average building in the United States wastes 30% of the energy it consumes, resulting in 30% more carbon emissions and unnecessary costs. Energy efficiency solutions are the single largest way to eliminate this waste, reduce emission, and save energy cost. In addition, aging and outdated infrastructure present additional opportunities for efficiency solutions. Based upon management estimates, common energy efficiency upgrades largely fall into three categories based on the sources of energy consumption for C&I buildings:
Energy Consumption by Source in a C&I Building

•Internal Equipment / Load – Smart plug controls to optimize office and manufacturing equipment as well as other plug loads and high efficiency process equipment
•Lighting – Replace incandescent or fluorescent lights with energy efficient LEDs
•Heating, Ventilation, and Cooling (HVAC) – High-efficiency upgrades and/or controls to package units and central plant equipment (boilers, chillers, and cooling towers)
We have a diverse set of customers across a number of sectors, including diversified capital goods, industrial, business services, logistics, oil and gas, telecommunications, financial services, healthcare, and universities. Our customers own or use real estate with a variety of structural features and end-use cases, but the majority of them have targets for efficiency and sustainability. We believe our unique capabilities and diverse experience enable us to be a leading provider in helping our customers achieve their sustainability objectives while saving them money.
Total Addressable U.S. Market

The U.S. Energy Information Administration (EIA) reported 1,361 and 1,002 TWh of C&I energy usage in 2019, respectively. EIA also reported average C&I retail prices of $0.11/kWh and $0.07/kWh, respectively. Assuming a 30% average reduction in consumption from implementing energy efficiency and a 50% penetration rate, we believe the addressable market in the United States for energy efficiency measures is approximately $32 billion based on 2019 annual energy usage and ranges. Additionally, in an effort to provide additional sustainability solutions, on-site renewable generation, primarily via rooftop C&I solar, represents a substantial opportunity. The C&I sector is a large and growing market opportunity for on-site generation and is expected to increase from $4.8 billion to $16.0 billion by 2024 according to Lazard 2020 Levelized Cost of Energy Report. Additionally, energy storage installations are primed to increase due to supportive U.S. federal policies, a strong project pipeline stemming from a recovering economy, and customers’ interest in implementing sustainability solutions. The United States is on track to install 4.7 GW of energy storage projects in 2021, more than quadrupling 2020 additions according to BloombergNEF. Furthermore, from 2021 to 2025 the United States is projected to add approximately 36 GW in energy storage capacity, of which approximately 700 MW is expected to be added in the commercial segment specifically according to BloombergNEF. Commercial storage uptake could increase to 13 GW by 2030, according to BloombergNEF, supported by a near-term opportunity for standalone storage for demand charge reduction.
In addition to installation of energy efficiency systems and on-site generation and storage, each commercial building in the United States and Canada represents a viable target for our DaaS offering. According to the U.S. EIA, there are approximately 5.9 million commercial buildings in the United States, totaling over 97 billion square feet of floor space. In addition, as stated by Natural Resources Canada – Office of Energy Efficiency, in 2014, there were about 482,000 commercial or industrial buildings in Canada, representing a total floor area of nearly nine billion square feet. These commercial buildings include offices, warehouses and storage facilities, educational institutions, stores, healthcare facilities, and restaurants. Assuming a spending rate of $0.05 per square foot per annum on data management software by commercial buildings, representing the average 2021 rate for our standalone DaaS solution across its various offerings, the U.S. and Canada markets represent an estimated total market opportunity of over $5 billion in annual revenue opportunity in commercial buildings alone. Additionally, we believe there is an even larger opportunity when considering industrial buildings, including manufacturing.
Factors for Growth
Key drivers for continued growth in the adoption of energy efficiency initiatives include:
•Wide Applicability – Energy efficiency upgrades can be implemented across any building or facility and are not limited to a specific type of infrastructure. Additionally, our Energy Service Offerings span several technologies such as lighting, HVAC, and building controls and expand into broader sustainability offerings including on-site generation, on-site storage, and demand flexibility.
•Significant Environmental Benefits – Reduces carbon emissions by installing more energy efficient technologies that reduce parasitic and wasted loads, allowing for implementation of more sustainable supply-side services such as solar and storage.
•Greater Safety and Resiliency in Buildings – Improves the condition of the buildings and facilities by upgrading outdated systems due for replacement with minimal business interruption. These upgrades often result in better lighting which lowers safety incidents at our industrial and manufacturing customer locations or better HVAC performance which is a critical safety need at hospitals, senior living facilities, and some retail settings. In addition, given the aging grid infrastructure, increasing concerns over wildfires, and frequency of weather-driven outages, our offerings include resiliency solutions which can both lower cost and improve safety as well.
•Increased Transparency of Project and Asset Performance – Visibility and validation of the performance of energy efficiency upgrades allows business leaders to gain confidence in future proposals and technologies, which in turn supports expansion in investment in the space.
•Economic Benefits – Based on the type of technology, installation of energy efficiency systems can have a short payback periods and result in substantial savings for businesses. For instance, based on our internal estimates, LED lighting retrofits can have a payback of three to five years, and HVAC equipment can have a payback of three to 10 years. In addition to energy savings, the new systems are typically less expensive to maintain going forward and result in long-term maintenance savings.
•C-PACE Loan Program – Commercial property-assessed clean energy (C-PACE) is a loan program overseen by the U.S. Department of Energy that provides financing for energy efficiency and renewable energy improvements for commercial properties. C-PACE finances 100% of the installation costs, offering up to 30 years in financing terms for completing an energy efficiency, renewable energy, or resiliency project. C-PACE legislation has been enabled in 37 states and Washington D.C., and through 2020, $2.1 billion in financing has been deployed across 2,560 commercial projects. These projects will save 7.9 TWh of energy and abate 2.9 million metric tons of CO2-equivalent emissions over the lifetime of installed measures. Our extensive experience with C-PACE creates multiple attractive growth opportunities for our business.
•Potential Future Regulatory Support – The Biden Administration and Congress have proposed increases in climate-related spending, particularly in clean energy projects, and plan to launch several programs designed to increase energy efficiency and renewable energy capacity, which we believe, if implemented, will provide additional growth opportunities to us. On May 17, 2021, the Biden Administration announced the development of federal government building performance standards (BPS), which will establish metrics, targets, and tracking methods to reach federal carbon emission goals. Additionally, the Administration announced the launch of the Low-Carbon Buildings Pilot program, in which partner commercial, industrial, and multifamily organizations share their experiences, successes, and challenges pursuing low carbon emissions strategies with the Department of Energy. Partner companies can participate in this program by demonstrating superior energy efficiency as a model to other companies. These efforts showcase the Administration’s support for the energy efficiency industry. Furthermore, on August 10, 2021, the U.S. Senate passed the Infrastructure Investment and Jobs Act, which will provide $550 billion in new federal spending over the next five years. The bill appropriates $16.2 billion for energy efficiency and renewable energy uses, and includes an Energy Efficiency Revolving Loan Fund Capitalization Grant Program, which enables states to establish a revolving loan fund under which the state will loan money to commercial and residential entities to conduct energy audits in order to determine overall consumption of energy and identify opportunities to reduce the energy consumption of the facilities of the recipient. While there are major tailwinds to the sector, companies have historically struggled to roll out energy efficiency and sustainability measures as they addressed sustainability goals through piecemeal solutions offered by multiple different providers adding friction costs to deployments and slowing adoption of energy efficiency solutions. We believe companies have traditionally experienced difficultly implementing these upgrades across their real estate portfolios for three primary reasons:
•Capital Availability – Generally, there are internal capital constraints due to limited budgets or budget appropriation for sustainability-focused investments. Additionally, budget appropriations are typically at the site/facility-level and not considered for portfolio-wide programs that address the entire real estate footprint of a company.
•Performance Measurement and Verification – Traditional utility bills only show total consumption and obtaining asset-level data can be expensive to collect. This contributes to a lack of understanding of the benefits of energy efficiency upgrades including the potential energy savings and return on investment. In addition, the lack of real time measurement of energy consumption makes it difficult for companies to assess the correlation between energy efficiency and savings.
•Program Development, Management, and Ongoing Maintenance – The process requires multiple vendors and significant upfront costs. Companies may not have sufficient resources or technical expertise to effectively manage a broad network of vendors both in the near-term during installation and over-time to operate and maintain the assets.
We believe deploying our integrated solution to energy efficiency provides customers a means to address their long-term sustainability targets and ultimately reduce the amount of energy wasted across their real estate portfolios.

Our Solutions
Energy Service Offerings
Our technology-enabled platform allows us to leverage our proprietary hardware and software to offer solutions that allow C&I enterprises to mitigate common challenges they experience in attempting to implement corporate sustainability initiatives. Our EaaS Offerings, which make up the majority of Energy Service Offerings, fully integrate the deployment, funding, monitoring, verification, and reporting of energy building upgrades with a simple, comprehensive solution consisting of a single provider, a single monthly payment, and immediate savings. We identify and implement facility initiatives that allow our customers to reduce costs and achieve their sustainability goals often without capital investment and/or on-going maintenance costs, and reduced performance risk. The component parts of our EaaS Offerings to C&I customers are as follows:
•Origination, Scoping, and Underwriting – We primarily originate sales of our Energy Service Offerings through our referral partners. Often, our subcontractors perform “at risk” energy audits to qualify leads which drives low-cost origination. Once we enter into enterprise-level agreements with our C&I customers, we collaborate with them to identify energy-efficiency upgrades with the aim of optimizing the energy footprint across their real estate portfolio. Through our proprietary software-enabled underwriting process, we are able to structure our EaaS Offerings for our C&I customers based on the capital intensity of the upgrades, the forecasted payback period, and the financial objectives of the customer.
•Deployment – We develop, design, engineer, and implement the energy efficiency upgrades. We source equipment from vendors leveraging pre-negotiated discounts, select contractors, and manage the installation. We outsource to third parties, particularly when there is an existing saturated market, while managing the process, retaining sole interface with the customer, and providing the customer with a single point of contact.
•Monitoring and Verification – As part of every installation, we install proprietary submeters to measure energy usage, provide our reporting via the Redaptive Customer Dashboard and communicate our monthly billing. Additionally, our customers can opt for our enhanced DaaS service package, and access to our ElectronBI platform. This granular data enables us to evaluate future energy efficiency opportunities and facilitate further deployment with our customers.
•Maintenance – Maintenance is included in all of our EaaS Offerings. We own and maintain the equipment over the useful life of the contract, contracting with third-party providers on an as needed basis to make repairs. Our owner-operator model relieves our customers of having to manage in-place assets and hire additional personnel.

With our EaaS Offerings, the customer pays monthly for all of the reduction in energy usage multiplied by an “avoided rate” established at the start of the agreement that is typically lower than the customer’s current utility rate, which provides immediate savings to the customer. Most agreement terms range from five to 15 years. Ongoing energy usage and reduction are measured by our proprietary submeter that is installed at every site and utilizes our DaaS platform to determine the recurring customer payments. Our customers pay for directly identified and measured energy savings and enjoy persistent monitoring and maintenance services.
Our sales cycle begins with the initial contact with the customer and ends, when successful, with a signed agreement. During the contracting process, we typically conduct on-site audits at a sample of customer sites to determine the scope of the existing opportunities as well as identify the savings that may be expected to be generated from upgrading the customer’s energy infrastructure. At this point, we also determine the subcontractors needed, what equipment will be used, and assist in arranging for third party-financing, as applicable. Once the agreement is signed and site-specific schedules are executed, the agreement is then included in Contracted Installing Backlog and installation commences. The timeline from initial engagement to commencement of installation at any specific site can take anywhere from two to 24 months.
We enter into Energy-as-a-Service agreements with our customers which are expected to generate recurring payments over a five-to-15-year term. We refer to the estimated nominal contracted payments remaining under these agreements as Total Backlog. We track Total Backlog at two stages: Contracted Installing Backlog and Fully Installed Backlog, and report estimated nominal contracted payments remaining under both stages.
•Contracted Installing Backlog: Represents estimated nominal contracted payments remaining from projects which are in the process of installation where a customer has signed a site-specific notice-to-proceed (NTP) under a binding contract.
Our projects become fully operational once a site-specific NTP project is fully installed, commissioned, and accepted by a customer. The date at which a project becomes fully operational is the commercial operation date (COD) for that project.
•Fully Installed Backlog: Represents estimated nominal contracted payments remaining from projects that have achieved COD and are fully operational.
Total Backlog is a forward-looking number, and we use judgment in developing the assumptions used for the calculation of Total Backlog. The primary assumption in the calculation is the annual energy savings performance of our EaaS Offerings, estimated based on the Energy Conservation Measures (ECM), which represents the volume of energy savings (in kWh) and the associated avoided cost in $/kWh.
As of December 31, 2020, we had Total Backlog of approximately $202.0 million in future revenue related to signed customer contracts for the installation or construction of projects, which we expect to be recognized over a weighted average term of 6.8 years. Approximately $47.6 million of future revenue is Contracted Installing Backlog. Approximately $154.3 million of future revenue is Fully Installed Backlog. The timeframe from NTP signature to COD has averaged approximately nine months over the past three years. See section “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics.”
Our Energy Service Offerings also include one-time project sales of energy efficiency systems to customers that would like to directly purchase the systems and own them outright.
Data-as-a-Service
Our DaaS solution leverages our proprietary submeter and data analytics platform to provide a highly compelling stand-alone offering to a broad spectrum of outside end users and development partners. For end users, our software provides a central place for customers to gain a more granular view into their utility spend, validate the performance of energy projects they’ve implemented, and contribute to sustainability reporting, where getting kWh information from the utility is difficult and inconsistent. For development partners, our solution helps them to establish credibility with their end-user customers by validating the success of their programs. Additionally, once installed, our solution helps our partners to identify new projects to pursue, as well as provides them with a white-

labeled energy dashboard to help produce more consistent engagement with their customer. Our proprietary submeters provide the backbone to the Energy Service Offerings. The installed meters capture granular energy data, which is then securely transmitted to, and consolidated in, our backend servers. Our software platform, ElectronBI, utilizes this data set to generate actionable insights, data visualization, anomaly identification, and project recommendations, while unlocking high margin annual recurring software revenues for our business. The DaaS platform also provides a seamless, cost-effective means of converting customers into customers of Energy Service Offerings through ongoing analytics that lead to various upgrade opportunities.
In our DaaS agreements, our customers typically pay monthly service fees for utilization of our proprietary submeter in addition to access to energy data from our systems plus ongoing analytics. Contract terms vary from month-to-month to up to 10-year commitments. Data is made available to our customers through three mediums: online energy dashboards, curated reporting modules, and customer access Application Programming Interface (API). In addition to the availability of the data, we provide a turn-key implementation of the hardware systems and data commissioning. We utilize a broad network of third-party vendors to perform site audits and installations across our customer regions. Our vendors utilize our mobile data capture and commissioning application to streamline the installation and ensure that we have high quality data passing to our servers. We utilize the data collected from our customers’ sites to evaluate energy efficiency opportunities and facilitate further Energy Service Offerings opportunities with our customers, utilizing DaaS as a low-cost entry point with customers.
Our DaaS Platform
Our DaaS platform is a web-based software interface, which enables customers to access their granular energy data. The platform allows users to combine numerous data sources, such as temperature, kWh, utility rates, and voltage into a single pane of glass to allow for comparative analytics and reporting. Energy data is acquired using our proprietary submetering product (or third-party sensors in select instances). The remaining data sets are being ingested via API or directly provided by the customer. The software platform allows users to filter data across numerous parameters, viewing data at macro building level, and then zoom into energy consumption all the way to the asset level. The system has multiple modules, to provide deeper analysis across various energy consuming systems. For example, we offer a lighting module, which identifies lighting usage outside of operating hours, quantifies the savings potential associated with a LED lighting or lighting controls installation, and provides performance reporting for installed lighting upgrade projects. The system then calculates actual wasted energy spent due to suboptimal operating discipline. This data can be used to drive better investment decisions, validate project performance, and optimize existing systems that may have fallen out of configuration.
Our DaaS platform enables customers to unlock opportunities in the energy efficiency project space, and have more accurate information as an input for environmental, social, and governance (ESG) reporting, where utility bill data is not easily available. Leveraging granular electrical circuit data and our proprietary submetering technology, we have created an innovative AI-enabled software product to uncover energy opportunities at scale and launch our DaaS platform.
•Redaptive Data Platform (RDP) – The RDP databases store proprietary customer data captured during the submeter installation process. We have digitized electrical panel label data, electrical system mapping, audit, as-built, and submeter installation details in RDP. We capture this data using a custom mobile application that allows us to streamline field capture and data organization. Future work in the RDP databases includes direct integrations to apps for installers in the field and similar automations to rapidly extract, transform, and load a variety of partner-derived source data. We have also planned vendor-facing interfaces to enhance the vendor experience and expand origination pipeline opportunities.
•Redaptive Automated Circuit Classification Tool (ReACCT) – ReACCT is a machine-learning classification program that automatically determines the building system of each connected circuit (e.g. lighting, HVAC, industrial equipment, plug load, battery charger, etc.). ReACCT takes a hybrid approach using both text classification from panel labels and consumption feature extraction from the submeter time-series data. ReACCT is 96% accurate in binary lighting versus non-lighting classification, and 91% accurate in multiclassification. Redaptive plans to expand upon both the functionality and applications of ReACCT to further unlock the power of AI in its software systems.

•Redaptive Grand Central – Our Grand Central user interface is an internal-facing workspace to provide visibility, configure, and troubleshoot submeters and connected sensors in the field. The Grand Central application stack enables our automated tools (called Electron Verified) to detect incorrectly installed submeters and correct the submeter data remotely via submeter data cleaning processes.
•Redaptive Customer Dashboard – Our customers have access to both site and portfolio-level savings information and submeter data through our customer dashboard, including EaaS invoice detail. This customer dashboard can be white-labeled to accommodate customer needs and continues to expand and grow as we envision a more modern and usable customer experience. In this dashboard, we aspire to provide customers a more robust customer experience by expanding the information and functionality available to customers, e.g. including additional EaaS project technologies, such as solar.
•ElectronBI – We have created an enhanced, premium-tier customer experience in the ElectronBI platform for both direct DaaS customers as well as existing customers. We merge real-time granular sensor data with weather data, utility inputs, and facility asset data to automatically identify energy saving opportunities, performance insights, and provide asset monitoring. We acquire sensor data using our own proprietary submeters, or third-party sensors as needed. The on-premises sensor data is either provided to us by our customers, or transmitted via an established data backhaul. Utility data is provided to us by the customer, third party data acquisition companies, or the utility directly. Weather data is pulled from publicly available databases. Facility asset data is acquired during our on-site audit process or from partners, in which we capture equipment counts, equipment make/model, and name plate information. Using this content, we provide our customers with robust data visualization and analytics, automated assessment of financial impacts, and transparent validation of project performance. ElectronBI utilizes data from over 100,000 monitored assets (including energy efficiency systems installed by us and legacy customer-owned equipment) to seed its AI-enabled platform.
•Redaptive Meter Data API – Our Meter Data API (formerly known as Partner API) tracks 15 parameters of electrical data for all 48 connected current transformers of each of our submeters. These parameters include voltage, current, active power, apparent power, reactive power, and power factor, enabling advanced analytics about equipment usage and health for connected sensors such as poor power factors and phase imbalances in three-phase equipment such as HVAC and other large industrial equipment. In addition, the Meter Data API exposes the submeter and circuit data mapping (a reflection of the information in RDP databases), giving customers the power to connect and map their own data into existing dashboards and building intelligence systems.
Our Value Proposition
Our EaaS Offerings provide a “turnkey sustainability solution” with unique advantages to our customers relative to the piecemeal solutions offered by multiple different providers or customers’ attempt to self-perform:
No Up-Front Customer Capital. We provide the up-front capital investment to deploy our EaaS Offerings and related assets enabling portfolio-scale deployments that multiplies the scale and accelerates the recognition of savings and ESG outcomes. Our EaaS model eliminates the need for the customer to make an up-front capital investment, and alternatively, the customer pays a monthly fee based upon the energy savings realized from the customer’s use of the energy efficiency system over an estimated contract term, which typically results in immediate, tangible savings following the installations. Our customers’ payments are generally considered variable, based directly on the realized savings from the use of the system, and do not depend on an index or rate. As such, we believe that this results in a limited balance sheet impact for our customers in many circumstances.
Reduced Performance Risk. Under our EaaS Offerings agreements, we generally retain ownership of the energy efficiency equipment and related project assets and commit that the project will satisfy agreed-upon performance targets that vary from project to project. These performance commitments are typically based on the design, capacity, efficiency, or operation of the specific equipment and systems we install, thus reducing nearly all asset-related uptime performance risk over the term of the service agreement. Additionally, we manage the operation and maintenance of the equipment and related project assets over the agreement term.

Turnkey Deployment. Currently, C&I enterprises must navigate a complex, cumbersome, site-by-site approach to implementing energy efficiency upgrades within their facilities with common barriers including (1) lack of internal resources and/or experience to sufficiently develop programs, (2) insufficient access to capital leading to short-sighted “opportunity cost” decisions, (3) lack of transparent, cost-effective performance monitoring to validate the efficacy of the upgrades, and (4) lack of resources and/or maintenance budget for future repairs. Under our EaaS agreements, we remove the common customer barriers by acting as a turnkey developer to design, engineer, fund, construct, install, performance monitor, and maintain the upgrades we identify and deploy.
Enterprise-Level Scale Through Portfolio Approach. We are uniquely able to achieve large-scale energy saving opportunities for our customers by designing, financially underwriting, and deploying energy efficiency and renewable generation solutions across their entire estate portfolio. During our contracting process we typically evaluate a sample of facilities and, based on that sample, offer terms to customers to scale the program to every site in their real estate portfolio. All of this is done under the same flexible agreement that allows us to add in new sites and new technologies without additional legal, finance, or procurement review.
Technology-Driven Scoping, Underwriting, and Validation. Leveraging unique energy datasets to scope, underwrite, and validate program success is core to our proposition. Our proprietary submeters capture granular energy data associated with the buildings and projects installed. Our DaaS platform leverages this data to provide visibility to granular power management at the building, system, and asset-level. The platform enables transparency of our services by providing our customers with a real-time energy dashboard to monitor their energy savings, which evidences the improvements our solutions made to their facilities. Additionally, where possible, our DaaS platform leverages the energy data to help identify and quantify new EaaS opportunities which we are able to underwrite, execute, and manage under the existing agreement. Our reporting is consistent across the portfolio and can be used for the customer’s broader energy monitoring and sustainability reporting.
Competitive Strengths
Our competitive strengths include the following:
Turnkey Sustainability. We believe we are a premier provider of “turnkey sustainability” solutions to large companies globally. Our innovative model provides customers with a seamless experience making one monthly payment for equipment, installation, maintenance, and monitoring and reporting over a contract duration typically spanning five to 15 years. Approximately 40% of our customers are in the Fortune 500 and, of that, six are in the Fortune 50, and we have saved them over 1.3 billion kilowatt hours (kWh) from our inception through August 31, 2021.
Low-Cost Origination. We have an extensive referral partner network that brings us qualified leads keeping our cost of customer acquisition low. Our referral partner network includes energy service companies, original equipment manufacturers (OEMs), mechanical contractors, lighting contractors, energy supply consultants, facility management providers, and former Fortune 500 executives and advisors. We only engage with pre-qualified leads and our partners typically perform “at-risk” energy audits to further qualify and develop customer opportunities. Approximately 85% of our master service agreements with at least one site NTP’d expand into multiple sites and/or multiple technologies.
Customer Cross-Sell Opportunities via Modular Contracting. Our deep customer relationships and flexible EaaS Offerings enable us to add additional services in a rapid and seamless fashion. In customer engagements that have started with LED lighting, we have successfully incorporated HVAC, solar, and water solutions and maintain the potential to rapidly expand into complementary services such as storage, green energy supply, demand response, and micro-grids and grid resilience solutions. For our EaaS Offerings, we use a modular contracting structure that accommodates multiple service offerings by incorporating short-form, offering-specific, addenda to a succinct master agreement, thereby enabling us to provide customers a broad suite of service offerings under a single agreement.
Highly Scalable. We deliver solutions using an enterprise level approach which enables rapid deployment of efficiency measures across a customer’s real estate portfolio. We provide a seamless customer experience from facility audit through installation while enabling our customers to lower their energy costs and meet their sustainability goals. Although our extensive network of referral partners provides pre-qualified leads, we typically retain sole interaction with our customers. We source equipment from vendors leveraging pre-negotiated discounts and outsource installations to our third-party network of pre-qualified vendors.
Data-Driven. Our proprietary submeters are highly cost effective and measure load every second versus industry-standard 15-minute intervals. In addition, our submeters are minimally invasive with in-panel installation in under 45 minutes, and provide bank-grade encryption of data transmission via cellular back-haul (no connection to customer network) to a cloud-based energy warehouse with API integration for our customers, and lower all-in cost than other meters available in the market. Our submeters allow for on-going monitoring and uncover new opportunities for savings from EaaS Offerings that fuel our pipeline.
Market-Leading, First-Mover Advantage. We are one of the largest pure-play energy efficiency companies specifically targeting the C&I customer segment. Our scaled platform with a large network of Fortune 500 customers provides what we believe is a significant first-mover advantage over our competitors, as the pioneer of the EaaS model. We expect we will benefit from trends enabling sustainability across our target customer base and believe that our leadership position in this market provides us a strong runway to continue growing. Based on our estimates, we believe we have only realized approximately 4% of the addressable projects in our current customer base leaving substantial opportunity for us to secure continued growth and market share in our current footprint and beyond.
Demonstrated Access to Diversified Funding Sources. We have financed the capital investment required for our EaaS Offerings from both commercial lenders and investors. Our relationships with, and access to, these investors have allowed us to raise sufficient committed capital to fund our growth and support our pipeline without incremental equity capital requirements. Our diversified access to capital and long-term relationships with multiple funding sources have enabled us to retain significant assets on our balance sheet, without the need to sell assets to raise cash.
Our Strategy
We intend to leverage our competitive strengths, customer relationships, and first-mover market share position within the C&I sector to be the premier provider of “turnkey sustainability” solutions to large companies globally by utilizing the following strategies:
Grow Origination Volume with New Partnerships. We intend to continue to rapidly expand our referral partner base by adding new partners annually. We currently maintain relationships with approximately 80 referral partners – a small fraction of the total partnership opportunities in the marketplace. We plan to target partner expansion with OEMs, mechanical installation firms, energy supply consultants, and other relevant companies to our Energy Service Offerings. To support this growth, we have internally developed a referral partner learning and development platform to increase the efficacy of on-boarding and growing origination volume.
Leverage Submeter Data and Software Innovation to Drive New Business. Scaling adoption of our DaaS offering will allow us to leverage submeter data to identify new energy efficiency and building upgrades. The development and roll-out of our “Click-to-Fix” automated solution will maximize our cross-selling capability by serving automated offers and/or product recommendations derived from submeter data. Our DaaS offering creates a value-added cycle from installation to future opportunity identification with extremely low cost of customer acquisition. We intend to continue investing in in-house talent and research and development in core areas such as data science, predictive analytics, and artificial intelligence based upon our first-mover advantage holding historical, high-resolution submeter data.
Further Extend Offerings into On-Site Generation and Storage. The C&I sector is a large and growing market opportunity for on-site generation and is expected to increase from $4.8 billion to $16.0 billion by 2024 (according to Lazard 2020 Levelized Cost of Energy Report). Based upon management estimates derived from interviews with market participants, the C&I sector represents the best returns in solar – a market opportunity which we believe can scale rapidly. Additionally, on-site power generation paired with storage capabilities enables businesses to not only benefit from the energy cost savings of on-site renewable generation, but also from the resiliency and reliability of storage. The United States is on track to install 4.7 GW of energy storage projects in 2021, more than quadrupling 2020 additions.
Expand into Complementary Services. The sustainability megatrend is forcing large businesses to use less energy, buy from renewable sources, spend less on what they use, build resilience to climate change-related weather events, and demonstrate meaningful progress towards sustainability objectives while minimizing their investment in capital, people, and infrastructure to achieve these objectives. Achieving their goals requires, but is not limited to, a broad range of services such as efficiency upgrade development, on-site generation, and storage, demand response, green energy supply, and data analytics and reporting. We will continue to develop these complementary, expansion services to provide a premier experience.
Our Customers
Our customer base predominately consists of Fortune 500 companies within the C&I sector that generally have large, distributed real estate portfolios. From inception through August 31, 2021, we have established a sustainability marketplace that includes contracts with 68 customers. Approximately 40% of our customers are in the Fortune 500 and, of that, six are in the Fortune 50, and we have saved them over 1.3 billion kilowatt hours (kWh). Our typical customer has a real estate portfolio of over ten million square feet, operates various facilities throughout North America, and we estimate utility spend generally exceeds $100 million annually. Our customer base spans various sectors including diversified capital goods, business services, logistics, oil and gas, telecommunications, financial services, healthcare, and universities. In the year ended December 31, 2020, three customers accounted for approximately 35%, 17%, and 17% of our total revenue. In the year ended December 31, 2019, two customers accounted for approximately 38% and 33% of our total revenue. As of December 31, 2020, two customers accounted for approximately 28% and 16% of our Fully Installed Backlog.
The sustainability megatrend has broad, deep, and long-standing impact on large, multi-site companies and institutions and is already having a substantial impact on businesses. We believe globalization forces companies to oversee supply chains in a responsible way and operate in areas with scarce natural resources that must be used responsibly and efficiently. ESG-minded investment strategies are now commonplace, forcing companies and institutions to take action and report their impact to shareholders and investors. We provide a unique solution to accelerate sustainability transformations and drive ESG outcomes for our customers while removing the traditional barriers and short-sighted “opportunity cost decision making” that stunt the proliferation of portfolio-wide efficiency upgrades.
Sales, Marketing, and Partnerships
We leverage our partner network to increase sales while maintaining direct relationships with our enterprise customers. This structure enables broad coverage across all key markets in the United States and significantly increases our market reach through: (1) an origination team focused on new partnership identification, development, and training; (2) an existing referral partner network including approximately 80 partners; (3) a direct sales force with account executives targeting Fortune 500 companies and large enterprise accounts; and (4) a broad network of energy supply consultants, equipment and installation vendors, and former Fortune 500 executives. Our diverse partner network mitigates risk of over-dependence on a single partner for opportunity origination.
We also maintain strategic partnerships with our investors CBRE Group and Engie who team with us on client development, solutions, and product development.
Operations
Account Management
Our Account Management team is responsible for ensuring our customers achieve the desired outcomes from our programs. The team actively manages our customer relationships post-sale to increase sustainable, proven profitability for the customer and our company. Our Account Management team is process-focused typically overseeing invoicing, progress reporting, ESG reporting, on-going customer data acquisition, and escalations. To support customer-centric growth, our Account Management team focuses on multi-service offerings and/or multi-site expansion aligned to customer needs and our evolving service offerings ecosystem.
Solutions
Our Solutions team offers a centralized platform of engineers and financial analysts that: (1) provide direct support to our Sales team; (2) create customized modeling and engineered solutions for the technologies and systems that we deploy; (3) develop a measurement and verification (M&V) strategy for each program; (4) mitigate engineering and financial risk; (5) provide deal structuring support through financial modeling and economic analysis; and (6) create compelling, customer-facing content that demonstrates our value proposition and programmatic solution.
Our Solutions team utilizes internally developed, best-in-class, portfolio-scale modeling tools for programs including lighting retrofits, HVAC replacements, solar, and electric vehicle charging. Our modeling capability is a key differentiator that (1) enables expedited program evaluation and development; and (2) mitigates the risk and volatility to future, program-specific cashflows. Our Solutions team also leverages our internally developed financial modeling tools to perform rapid deal structuring, economic analysis, and scenario analysis.
Delivery
Our in-house Delivery team is responsible for ensuring that the equipment and systems that we deploy are properly permitted, inter-connected, integrated, and installed. Our Delivery team includes (1) Program Management Office (PMO) for governance, reporting, and decision-making support; (2) Health, Safety, and Environmental (HSE); (3) pre-construction to accurately develop scopes of work, project costs, and vendor strategy; (4) multi-site project management professionals throughout the United States aligned to high-velocity program implementation; and (5) single-site project management professionals with advanced knowledge and experience in general contracting, complex mechanical, electrical and plumbing systems, and HVAC systems. Our Delivery team works closely with our installation vendors on design, permitting, and system commissioning and directly manages the outsourced vendors that perform the actual installations.
In our turnkey delivery model, we typically outsource to a “Tier 1” vendor responsible for project installation. Our turnkey delivery model significantly reduces administrative burden and program deployment risk for our customers.
Operations and Maintenance
Because we typically own the assets over the term of our service contracts, we have an Operations and Maintenance (O&M) team to track, monitor, and manage the inventory and up-time of assets deployed across our customer’s portfolios. The O&M team provides ongoing servicing of customer contracts following the completion of an energy efficiency retrofit. Specifically, the team manages asset maintenance, customer onboarding, contract compliance including insurance, and reporting.
Domestically the O&M team leverages third-party ERP and CRM software platforms as well as internally developed tools to deliver these services to our customers. Internationally we leverage partnerships with installation and maintenance vendors. We support troubleshooting and diagnostics, warranty claim filing, parts shipment and tracking, and labor sourcing and scheduling. Customers interface with us through our web-based ticketing system which provides failure reporting of our installed assets.
Additionally, the team works cross functionally with Account Management, Solutions, Delivery, and Accounting to deliver timely and accurate energy savings-based invoices to customers. The team reviews monthly metered savings against the expected savings for our customers’ locations, identifying and researching those locations performing outside of expectations. Furthermore, O&M performs an in-depth analysis of customer portfolio performance and year-to-date savings.

Rebates and Incentives
To take advantage of utility provider and/or government incentives that are awarded for installing energy efficiency systems, we will underwrite relevant utility rebates into our contracts and administer rebates on behalf of our customers. This ultimately reduces our overall program costs and insulates our customers from the financial risks associated with the rebate collection process.
Geography
We are a leading provider of energy efficiency and data solutions for facilities in the United States with operations throughout North America and in Europe. As of June 30, 2021, we have projects in nearly every state in the United States, the majority of Canadian provinces, Puerto Rico, Ireland, Germany, Spain and the United Kingdom. As of June 30, 2021, over 98% of our projects are located in North America, with the top three locations (California, Illinois, and Texas) representing 36% of our projects. Historically, we have focused on the U.S. market; however, we have been expanding to other markets in North America and Europe as a result of our DaaS rollout and existing customers expressing a desire to expand our EaaS scope to their international operations. We continue to evaluate new market opportunities and expand our vendor network to effectively service these new markets.
Vendor Relationships
We have a supply chain management and vendor operations team that (1) proactively identifies and evaluates OEM and installation vendors, (2) qualifies vendors based upon previous experience and past performance with the services to be procured, financial stability, ability to meet demand requirements, track record for safety, quality, and timely performance, and (3) manages on-going vendor performance control points on value, performance, quality, service, timeliness, and cost effectiveness. Our standard Master Service and Supply Agreement (MSSA) includes common terms for pricing, performance standards, acceptance criteria, warranties, preventative and/or reactive maintenance requirements, and system up-time requirements. Our MSSA spans the duration of a vendor’s engagement(s) under a customer agreement and can be extended with amendments.
We have approximately 25 active vendors that span general contractors and installation subcontractors. We are technology agnostic and believe we must have multiple vendors to (1) support our full service offerings ecosystem, (2) meet customer preferences and/or requirements, (3) address the unique qualifications and experience for various real estate sectors including C&I, (4) meet specific geographic and market requirements including specific code requirements and access to local labor forces, and (5) mitigate any potential vendor risks such as tariffs and component supply constraints. Our supply chain management team monitors the on-going demand for supply chain rationalization or expansion. As we continue to scale, we plan to expand our vendor base significantly.
We also have suppliers that provide: (1) contract manufacturing of our submeters, (2) telecommunication services for our data transmission, (3) data warehousing cloud services, and (4) labor for meter audits and installations. In addition, we work with referral partners that help with customer engagement.
Research and Development
We have developed a proprietary submeter and energy submetering and data platforms. The ability to maintain our leadership position depends in part on our ongoing research and development activities. Our software development teams are responsible for the design, development, integration, and testing of the DaaS platform for storing, managing, and analyzing energy data. Our hardware and firmware engineers are responsible for designing and developing three generations of our energy submetering system. The team includes experts in IoT technology, wireless networking, data acquisition, energy analysis, and automated manufacturing test.
Competition
Energy efficiency and other energy services, specifically EaaS, is an emerging industry that is becoming increasingly competitive as C&I companies increasingly focus on ESG and sustainability targets. We believe the primary competitive factors in our market are:
•safety, reliability, and quality;

•service offerings performance and reliability;
•historical track record and continued customer satisfaction;
•expansive product and service offerings;
•ability to access and monitor detailed energy data and provide analytics;
•comprehensive solution from a single provider;
•ease of implementation with limited business disruption; and
•seamless integration of the development, financing, operation, and monitoring service offerings.
Our key competitors include energy services companies (ESCOs), project developers, OEMs, specialty finance companies, and IoT data start-ups. Our peers are typically focused on a single segment of the energy efficiency process such as development, installation, or financing while we provide a holistic service offering that manages the project lifecycle from end-to-end. In addition, potential customers may compete with our offerings by electing to internally fund and install their own energy efficiency upgrades.
Intellectual Property
Intellectual property is an essential differentiator for our business, and we seek protection for our intellectual property whenever possible. Our core intellectual property includes our custom submetering firmware and our energy analysis algorithms. We rely on a combination of compiled computer code, secure storage, data encryption, copyright, trade secrets, trademark, and other intellectual property laws, along with employee and third-party non-disclosure and intellectual property assignment agreements and other contractual restrictions to establish and protect our proprietary rights.
We have no pending claims of infringement or similar claims with third parties with respect to our intellectual property. We periodically review our development efforts to assess the existence and patentability of new intellectual property. We pursue the registration of our domain names, trademarks, and service marks in the United States. In an effort to protect our brand, as of August 31, 2021, we have 12 registered domain names and two registered trademarks in the United States.
Government Regulation and Compliance
There are varying policy frameworks across the United States and abroad designed to support and accelerate the adoption of clean and/or energy efficiency technologies like us. These policy initiatives come in the form of tax incentives, cash grants, performance incentives and/or specific gas or electric tariffs.
Although we are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our service offerings. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to customers for the purchase of electricity.
Our operations are subject to stringent and complex federal, state, and local laws and regulations governing the occupational health and safety of our employees and wage regulations. Compliance with such regulation(s) may cause installation delays.
OSHA
We are subject to the Occupational Safety and Health Act of 1970 (as amended, OSHA). OSHA establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by the Occupational Safety and Health

Administration and various record keeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards, safety in excavation and demolition work and the handling of asbestos, may apply to our operations. We are in full compliance with OSHA regulations.
NEMA
The National Electrical Manufacturers Association (NEMA) is the association of electrical equipment and medical imaging manufacturers. NEMA provides a forum for the development of technical standards that are in the best interests of the industry and users, advocacy of industry policies on legislative and regulatory matters, and collection, analysis, and dissemination of industry data. All of our products comply with the NEMA standards that are applicable to such products. Our proprietary submeter has been certified to UL standards by Intertek in the United States, to CSE standards in Canada, and to CE Mark in the European Union.
Waste Handling and Disposal
We are subject to laws and regulations regarding the handling and disposal of hazardous substances and solid wastes, including electronic wastes. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste, and may impose strict, joint and several liability for the investigation and remediation of areas where hazardous substances may have been released or disposed. For instance, CERCLA, also known as the Superfund law, in the United States and comparable state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include current and prior owners or operators of the site where the release occurred as well as companies that disposed or arranged for the disposal of hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. We may handle hazardous substances within the meaning of CERCLA, or similar state statutes, in the course of ordinary operations and, as a result, may be jointly and severally liable under CERCLA for all or part of the costs required to clean up sites at which these hazardous substances have been released into the environment.
We also handle solid wastes, which may include hazardous wastes that are subject to the requirements of the Resource Conservation and Recovery Act (RCRA) and comparable state statutes. While RCRA regulates both solid and hazardous wastes, it imposes strict requirements on the generation, storage, treatment, transportation, and disposal of hazardous wastes. Certain components that we handle are excluded from RCRA’s hazardous waste regulations, provided certain requirements are met. However, if these components do not meet all of the established requirements for the exclusion, or if the requirements for the exclusion change, we may be required to treat such products as hazardous waste, which are subject to more rigorous and costly disposal requirements. Any such changes in the laws and regulations, or our ability to qualify the materials we use for exclusions under such laws and regulations, could adversely affect our operating expenses.
Similar laws exist in other jurisdictions where we operate. In the European Union (EU) we are subject to the Waste Electrical and Electronic Equipment (WEEE) Directive. The WEEE Directive provides for the creation of collection scheme where consumers return WEEE to merchants like us. If we fail to properly manage such WEEE, we may be subject to fines, sanctions, or other actions that may adversely affect our financial operations.
We intend to expand our business to encompass a broad range of energy conservation, generation and storage services, and data analytics and reporting services, each of which may have additional regulatory and legal requirements.
Permits and Approvals
Each of our installations or customer installations must be designed, constructed, and operated in compliance with applicable federal, state, and local regulations, codes, standards, guidelines, policies, and laws. To install and operate energy efficiency systems on our platform, we, our customers, or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction over such installations.
Human Capital
We pride ourselves on the quality of our world-class team and seek to hire only employees dedicated to our strategic mission. Our employees typically have significant experience working in the finance, energy, and engineering space. As of August 31, 2021, we employed 176 full-time employees and two part-time employees. As we move into the next stage of our growth, we are devoting more resources to our human capital and are building the infrastructure necessary to support our workforce and promote communication, respect, and diversity amongst our team. We aim to create an equitable, inclusive, and empowering environment in which our employees can grow and advance their careers, with the overall goal of developing, expanding, and retaining our workforce to support our current pipeline and future business goals.
Our human capital resources objectives include identifying, recruiting, retaining, and incentivizing our existing and new employees. We seek team members who want to help solve a significant problem that will positively impact the world. We value diversity and recognize the importance of fostering a positive, inclusive culture. As such, we have actively taken steps towards eliminating unconscious bias in our hiring and promotion processes while enabling us to add and promote team members who demonstrate behaviors aligned with our values.
We are committed to maintaining equitable compensation programs including an equity incentive plan, the principal purposes of which are to attract, retain and reward personnel through the granting of stock-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives. To facilitate talent attraction and retention, we strive to make our company a safe and rewarding workplace, with opportunities for our employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between our employees.
In addition, as a result of the COVID-19 global pandemic, we have taken steps to protect the health and safety of our employees in line with directives from state and the applicable local governments, as well as guidance from the Center for Disease Control.
To date, we have not experienced any work stoppages and consider our employee relations to be in good standing. None of our employees are either represented by a labor union or subject to a collective bargaining agreement.
Properties
Our corporate headquarters is located in San Francisco, California where we have approximately 8,300 square feet of office space. We also have a facility located in Pune, India. The lease for our San Francisco, California headquarters expires in January 2025. The lease for our Pune, India facility expires in June 2022.
We believe our existing facilities are sufficient for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business, which we believe are incidental to our operations including claims related to disputes with our vendors, lessors, customers, employees, and business partners. We have been and may continue to be involved in legal proceedings that arise in the ordinary course of business, the outcome of which, if determined adversely to us, may individually or in the aggregate have a material adverse effect on our business, financial condition, and results of operations.

MANAGEMENT
Executive Officers, Key Employees and Directors
The following table sets forth information regarding our executive officers, key employees, and directors as of August 31, 2021:

Name	Age	Position(s)
Executive Officers:
Arvin Vohra	35	Chief Executive Officer and Director
John Rhow	46	President, and Director
Matt Gembrin	39	Chief Financial Officer
Ricky Singh	38	Chief Executive Officer, International Electron
Liane Dietrich	49	Senior Vice President, Portfolio Programs
Steve Farber	35	Senior Vice President, Corporate Development

Key Employees:
Jennifer Kosharek	40	Principal Accounting Officer

Non-Employee Directors:
Chris Hsu	50	Chairman
Sheeraz Haji	48	Director
Ja-Chin Audrey Lee	43	Director
Michael Linse	47	Director
Paul Rainey	45	Director
__________________
(1)Member of the audit committee
(2)Member of the compensation committee
(3)Member of the nominating and corporate governance committee
Executive Officers
Arvin Vohra. Arvin Vohra has served as our Chief Executive Officer since October 2020, and previously served as our Co-Chief Executive Officer from February 2015 to October 2020. Mr. Vohra has served as a member of our board of directors since February 2015. From September 2011 to June 2014, Mr. Vohra served as the Vice President of Project Finance at Enlighted, Inc. (Enlighted), an Internet of Things (IOT) solutions company that delivers technology platforms for smart buildings and a subsidiary of Siemens AG, where he created and ran its Lighting-as-a-Service Global Energy Optimization (GEO) platform. Prior to Enlighted, from September 2008 to September 2011, Mr. Vohra served as the Assistant Vice President at Barclays Investment Bank (Barclays) on their Power and Utilities team. Mr. Vohra holds a B.A. in Statistics and Economics from the University of California Berkeley.
We believe that Mr. Vohra’s perspective and experience as our Chief Executive Officer, his significant experience in the energy sector, as well as his experience with financial and corporate governance matters, qualifies him to serve on our board of directors.
John Rhow has served as our President since October 2020 and previously served as our Co-Chief Executive Officer from February 2015 to October 2020. Mr. Rhow has served as a member of our board of directors since February 2015. Previously, Mr. Rhow served as a Special Financing Advisor to Kleiner Perkins (formerly Kleiner Perkins Caufield & Byers), a venture capital firm, for their Green Growth Fund from July 2013 to August 2014. Mr. Rhow also headed Barclays’ Western Region Power and Water Infrastructure practice from April 2009 to July 2012. Prior to that, Mr. Rhow worked at Goldman Sachs & Co. from 1997 to 2009, most recently as Vice President, serving various financing, advisory and structuring roles spanning corporate finance and off-balance sheet project financing, including public-private partnership (PPP) financing. Mr. Rhow holds a B.A. in Economics from Harvard University.
We believe that Mr. Rhow is qualified to serve as a member of our board of directors because of his perspective as our President and his extensive transactional experience in the clean energy and energy infrastructure sectors.
Matt Gembrin has served as our Chief Financial Officer and Treasurer since June 2016. Prior to June 2016, he served as Executive Vice President managing a variety of new business development initiatives at the company from March 2015 to June 2016. Prior to joining Redaptive, Mr. Gembrin worked at Wells Fargo Securities from August 2010 to March 2015, as a credit analyst making investment recommendations and managing investments in high yield corporate bonds and leverage loans for Wells Fargo’s proprietary account. During his time at Wells Fargo Securities, Mr. Gembrin covered a variety of corporate issuers in cyclical industries such as metals, mining, chemical, and diversified industrials. Prior to that, Mr. Gembrin worked at Wells Fargo Bank, N.A. in the wholesale lending division managing a portfolio of middle market loans. He holds a B.A. in Economics from University of California Berkeley and is a CFA charterholder.
Ricky Singh has served as the Chief Executive Officer of International Electron, a wholly-owned subsidiary of Redaptive, since March 2020. He also served as our Chief Operating Officer from September 2018 to March 2020, and as Chief Strategy Officer from January 2017 to September 2018. Mr. Singh is also a co-founder of Manifold Ventures, founded in September 2010, which is involved in investments in the real estate sector. Prior to that, Mr. Singh was the founder and served as the Chief Executive Officer of The Straits Lighting Company, a high-growth LED lighting manufacturing company, from September 2011 to December 2016. Mr. Singh was a Strategy Consultant for Deloitte Consulting from July 2007 to September 2010, leading finance and merger and acquisition engagements for various public and private companies. Prior to Deloitte, he worked at General Electric Company as a member of The Financial Executive Development Program from July 2005 to July 2007. Mr. Singh holds a B.S. in Finance and Real Estate from Indiana University.
Liane Dietrich has served as our Senior Vice President of Portfolio Programs since November 2020. From April 2012 to January 2019, Ms. Dietrich served as the Chief Operating Officer of Rakuten Marketing LLC (Rakuten), a marketing service provider, and as its Managing Director, UK from January 2008 to April 2012. Prior to that, from November 2003 to January 2008, Ms. Dietrich served in various positions at LinkShare Corporation (LinkShare), a marketing service provider that was acquired by Rakuten, including as Director of Shared Marketing Services and as Vice President of Client Services. Prior to that, Ms. Dietrich served in various project and process management positions at General Electric Company (NYSE:GE) from 1994 to 2003, specializing in product management, process management, project management, and financial audit practices. She holds a B.S. in Mathematics from the University of Notre Dame.
Steve Farber has served as our Senior Vice President of Corporate Development since July 2019, and as our Senior Vice President of Sales from April 2016 to July 2019. Previously, Mr. Farber was a Principal with Kingfish Group, Inc. from October 2011 to April 2016, where he focused on executing private equity investments, with a focus on industrial and aerospace investing. Prior to Kingfish Group, Mr. Farber was an Assistant Vice President at Barclays from September 2008 to October 2011, where he focused on investment banking for municipal clients in the transportation sector. He holds a B.A. in Economics from The Johns Hopkins University.
Key Employees
Jennifer Kosharek has served as our Principal Accounting Officer since December 2020. Previously, Ms. Kosharek served in various positions at Nuvectra Corporation (Nuvectra), a neuromodulation medical device company, from January 2016 to June 2020, including most recently as the Executive Vice President and Chief Financial Officer. Prior to Nuvectra, Ms. Kosharek was the Chief Financial Officer and Vice President of Finance of Interphase Corporation, an information and communications technology company, from June 2015 to September 2015, and served as the Corporate Controller and Director of Finance from April 2011 to May 2015. Prior to that, Ms. Kosharek served as a Senior Accountant – External Reporting and later as Accounting Manager at Sabre Corporation (Nasdaq: SABR), a travel technology company, from October 2008 to March 2011. Prior to that, she worked at Grant Thornton from August 2004 to October 2008 as an Audit Senior Associate. Ms. Kosharek holds a

B.B.A. in Accounting from the University of Wisconsin-Whitewater and a Master’s of Professional Accountancy from the University of Wisconsin-Whitewater. She is a Certified Public Accountant in the state of Texas.
Non-Employee Directors
Chris Hsu has served as a member of our board of directors and Chairman since January 2021. Mr. Hsu is the Chief Executive Officer of Zibo Inc., a financial services company that operates a banking and payment platform for rental property owners, since April 2019. He also serves as a member of the board of directors of Neustar, Inc., an information services and technology company since May 2018. In addition, Mr. Hsu served as an independent Advisory Partner of Andreessen Horowitz, a venture capital firm, from October 2018 to April 2019. From September 2017 to April 2018, Mr. Hsu served as the Chief Executive Officer and as a member of the board of directors of Micro Focus International plc (NYSE:MFGP), an enterprise software company, and before that led the merger between Micro Focus and Hewlett Packard Enterprise (HPE) (NYSE: HP), Software Division in September 2017, were he served as HPE’s Chief Operating Officer and Executive Vice President from August 2015 to September 2017, and as its Head of Organizational Performance & HPE Separation Leader and Senior Vice President from May 2014 to July 2015. From March 2007 to May 2014, Mr. Hsu served as a Managing Director of KKR & Co. Inc. (NYSE: KKR), an investment company. Prior to that, Mr. Hsu served as an Associate Principal of McKinsey and Company, a management consulting firm, from July 2001 and April 2007. Mr. Hsu holds an M.B.A. in Finance, Strategy, and Marketing from Northwestern University Kellogg School of Management and a B.S. in Mathematical Economics with a minor in Mechanical Engineering from the United States Military Academy at West Point.
We believe that Mr. Hsu is qualified to serve on our board of directors due to his extensive financial background and his 26-year industry experience as an effective and strategic business leader, and as a board member of technology companies.
Sheeraz Haji has served as a member of our board of directors since April 2020 and served as a board observer between March 2018 and April 2020. He is also the Managing Partner of zipdragon ventures LLC, a venture capital and advisory firm, since January 2016. Mr. Haji also serves as a Senior Advisor at Engie since January 2016. Mr. Haji also serves as a Director at SIMA Angaza Distributor Finance Fund, an investment fund providing access to debt capital for clean energy distributors in emerging markets, since August 2020, and as a Director at FotoNotes, LLC, a property management cloud software provider, since February 2012. He also serves as Board Observer at kWh Analytics, Inc. since August 2016 and at Gridium Inc., an energy management solutions company, since May 2012. From June 2009 to January 2016, he held the position of CEO of Cleantech Group, a research and consulting firm. Sheeraz co-founded and served as CEO of GetActive Software (SaaS for nonprofits) from 2000 to 2007 and then as President of Convio from 2007 to 2008. Sheeraz started his career as an environmental engineer at Environ and a consultant at McKinsey & Company. Mr. Haji holds a B.S. in Civil/Environmental Engineering from Brown University and an M.S. in Civil/Environmental Engineering from Stanford University.
We believe that Mr. Haji is qualified to serve on our board of directors due to his educational background, his experience as a board member of technology companies in the energy sector, and his prior experience as a CEO of software and clean energy companies.
Dr. Ja-Chin Audrey Lee has served as a member of our board of directors since January 2021. She has more than 15 years of experience in clean energy. Dr. Lee is currently Senior Director of Energy Strategy at Microsoft (Nasdaq: MSFT). She was a member of the board of directors of ArcLight Clean Transition Corp. (Nasdaq: ACTC), a blank check company, since September 2020, which has undergone a de-SPAC merger with Proterra Inc. (Nasdaq: PTRA) in June 2021, and is a member of the board of directors of ArcLight Clean Transition Corp. II (Nasdaq: ACTD) since March 2021. She is an Advisory Board Member of CelerateX, a new platform focused on investing in high impact and rapidly scalable decarbonization solutions, through both listed and private capital vehicles, and an associate of Kerogen Capital. Previously, Dr. Lee served as Vice President of Energy Services at Sunrun Inc. (Sunrun) (Nasdaq: RUN), a home solar, battery storage and energy services company, from 2017 to 2020. Prior to Sunrun, she served as Vice President of Analytics and Design at Advanced Microgrid Solutions, Inc. (AMS), a provider of building energy storage systems, from 2014 to 2017. Before her role at AMS, Dr. Lee was appointed by the Governor of California as Advisor to the President of the California Public Utilities Commission from 2011 to

2014, where she led the approval of first-in-the-nation rules on customer energy data. Dr. Lee serves on the board of Gridworks, a non-profit that convenes, educates, and empowers stakeholders to decarbonize electricity grids. She also serves on the board of Pinnacle Engines, commercializing advanced engines for reduced petroleum usage and greenhouse gas emissions. She was a Co-Chair and Co-Founder of Clean Energy for Biden. She volunteers on the board of directors of the Clean Energy for America Education Fund. Dr. Lee holds a Ph.D. and M.S. in Electrical Engineering from Princeton University and a B.S. in Applied Physics from the California Institute of Technology.
We believe that Dr. Lee is qualified to serve on our board of directors due to her extensive industry experience and as a board member of technology companies in the energy sector.
Michael Linse. Michael Linse has served as a member of our board of directors since February 2015. He is also the founder and Managing Director of Linse Capital LLC (Linse Capital), a growth equity firm investing in late-stage technology companies, since October 2015, and the founder and Managing Director of Levitate Capital, a venture capital firm, since March 2017. Mr. Linse has served as a Director at ChargePoint Inc. (NYSE:CHPT), an electric vehicle charging network provider, since April 2012. Prior to founding Linse Capital, Mr. Linse was a partner at Kleiner Perkins (formerly Kleiner Perkins Caufield & Byers) from 2009 to 2015, where he invested in technology companies in the transportation, energy, and logistics industries. Before joining Kleiner Perkins, Mr. Linse worked at Goldman Sachs & Co. from 1997 to 2009, most recently as a Managing Director of its alternative energy investing team within the London-based European Special Situations Group. Mr. Linse holds a B.A. in Economics from Harvard University and an M.B.A. from Harvard Business School.
We believe that Mr. Linse is qualified to serve on our board of directors due to his perspective as a representative of our largest stockholder and his extensive financial background and expertise investing in the alternative energy space.
Vernell Paul Rainey has served as a member of our board of directors since February 2021. Mr. Rainey is the Executive Vice President of Operations and Finance of Penske Media Corporation (PMC), a media and information services company, since August 2020, and as a member of the board of directors of PMRC Data since October 2020. Previously, he served as the Executive Vice President and Chief Financial Officer of Global Eagle, an internet connectivity and entertainment solutions company, from April 2017 to May 2019. Prior to Global Eagle, Mr. Rainey served as the Chief Financial Officer of Harris CapRock Communications, a company specializing in communications satellite technology, from May 2014 to February 2017, when the company was sold to Speedcast International Limited (ASX: SDA). Prior to that, Mr. Rainey worked at General Electric Company serving various positions, including as the Chief Financial Officer, Lightning Professional Solutions, from March 2013 to April 2014, and as the Chief Financial Officer, Power Equipment, from March 2010 to February 2013. Mr. Rainey holds a BBA and Masters in Accountancy from the University of Notre Dame.
We believe that Mr. Rainey is qualified to serve on our board of directors due to his extensive financial and accounting background and his experience as a chief financial officer of various public and private companies.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Code of Business Conduct and Ethics
Our board of directors intends to adopt a code of business conduct and ethics that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, as well as our partners, contractors, consultants, and agents. Following this offering, the full text of our code of business conduct and ethics will be posted on the investor relations page on our website at https://redaptiveinc.com/. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.
We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website identified above, or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of seven directors.
After this offering, the number of directors will be fixed by our board of directors, subject to the terms of our certificate of incorporation and bylaws. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.
Classified Board
We intend to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Our certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
•the Class I directors will be          ,          and          , and their terms will expire at the annual meeting of stockholders to be held in          ;
•the Class II directors will be          ,          and          , and their terms will expire at the annual meeting of stockholders to be held in           ; and
•the Class III directors will be          ,          and          , and their terms will expire at the annual meeting of stockholders to be held in          .
Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors with staggered three-year terms may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws.”
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that               ,                  ,               ,                and                  , representing                  of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an “independent director” as defined under the listing standards of NYSE. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances that our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Board Committees
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until the earlier of their resignation or removal by our board of directors in its discretion.

Audit Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be               ,                   and                  , with                 serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of NYSE applicable to audit committee members. Each member of our audit committee also meets the financial literacy requirements of the listing standards of NYSE. In addition, our board of directors has determined that               is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following completion of this offering, our audit committee will, among other things:
•select, retain, compensate, evaluate, oversee and, where appropriate, terminate our independent registered public accounting firm;
•review and approve the scope and plans for the audits and the audit fees and approve all non-audit and tax services to be performed by the independent auditor;
•evaluate the independence and qualifications of our independent registered public accounting firm;
•review our financial statements, and discuss with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;
•review and discuss with management and our independent registered public accounting firm the quality and adequacy of our internal controls and our disclosure controls and procedures;
•discuss with management our procedures regarding the presentation of our financial information, and review earnings press releases and guidance;
•oversee the design, implementation, and performance of our internal audit function;
•set hiring policies with regard to the hiring of employees and former employees of our independent auditor and oversee compliance with such policies;
•review, approve and monitor related party transactions;
•adopt and oversee procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;
•review and discuss with management and our independent auditor the adequacy and effectiveness of our legal, regulatory, and ethical compliance programs; and
•review and discuss with management and our independent auditor our guidelines and policies to identify, monitor and address enterprise risks.
Our audit committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of NYSE.
Compensation Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be                     ,                    and                 , with                   serving as chairperson, each of whom meets the requirements for independence under the rules and regulations of the SEC and the listing standards of NYSE applicable to compensation committee members. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Following completion of this offering, our compensation committee will, among other things:
•review, approve or make recommendations to our board of directors regarding the compensation for our executive officers, including our chief executive officer;
•review, approve and administer our employee benefit and equity incentive plans;
•establish and review the compensation plans and programs of our employees, and ensure that they are consistent with our general compensation strategy;
•make recommendations to our board of directors regarding non-employee director compensation; and
•approve or make recommendations to our board of directors regarding the creation or revision of any clawback policy.
Our compensation committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable rules and regulations of the SEC and the listing standards of NYSE.
Nominating and Corporate Governance Committee
Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our nominating and corporate governance committee will be               ,                    and                , with               serving as chairperson, each of whom meets the requirements for independence under the listing standards of NYSE. Following completion of this offering, our nominating and corporate governance committee will, among other things:
•review and assess and make recommendations to our board of directors regarding desired qualifications, expertise and characteristics sought of board members;
•identify, evaluate, select, or make recommendations to our board of directors regarding nominees for election to our board of directors;
•develop policies and procedures for considering stockholder nominees for election to our board of directors;
•review our succession planning process for our chief executive officer and any other members of our executive management team;
•review and make recommendations to our board of directors regarding the composition, organization, and governance our board of directors and its committees;
•make recommendations to our board of directors regarding non-employee director compensation;
•review and make recommendations to our board directors regarding our corporate governance guidelines and corporate governance framework;
•oversee director orientation for new directors and continuing education for our directors;
•oversee the evaluation of the performance of our board of directors and its committees;
•review and monitor compliance with our code of business conduct and ethics, and review conflicts of interest of our board members and officers other than related party transactions reviewed by our audit committee; and
•administer policies and procedures for communications with the non-management members of our board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the effectiveness of the registration statement of which this prospectus forms a part, that satisfies the applicable listing standards of NYSE.
Compensation Committee Interlocks and Insider Participation
The members of our compensation committee are                ,                  and                 . None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Non-Employee Director Compensation
No compensation was provided to our non-employee directors for the year ended December 31, 2020. Directors who are also our employees receive no additional compensation for their service as directors. The compensation received by Mr. Vohra and Mr. Rhow as employees is set forth in the section titled “Executive Compensation.”
Prior to this offering, we did not have a formal policy with respect to compensation payable to our non-employee directors for service as directors. We intend to adopt a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards, to be effective at the closing of this offering.
Limitation of Liability and Indemnification of Officers and Directors
We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.
In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, subcontractors, agents, partners, and any other persons, to the fullest extent permitted by the DGCL. Our bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
We are currently party to and, in connection with the offering, we plan to enter into new insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

EXECUTIVE COMPENSATION
Our named executive officers, consisting of our principal executive officer and the two most highly compensated executive officers (other than our principal executive officer), as of December 31, 2020, were:
•Arvin Vohra, our Chief Executive Officer;
•Matt Gembrin, our Chief Financial Officer; and
•John Rhow, our Executive Chairman and President.
Summary Compensation Table for Fiscal 2020
The following table sets forth information regarding the compensation earned by our named executive officers for the fiscal year ended December 31, 2020 regardless of whether such amounts were actually paid during such period:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)	Total ($)
Arvin Vohra, Chief Executive Officer	2020	300,000	—	83,293	—	79,100	5,635(6)	468,028
Matt Gembrin, Chief Financial Officer	2020	275,000	100,000	—	—	65,258	13,375(7)	453,633
John Rhow, Executive Chairman and President	2020	300,000	—	41,647	—	79,100	4,000(8)	424,747
__________________
(1)Our named executive officers took temporary salary reductions in 2020 due to the impacts of the COVID-19 pandemic. The salaries of Messrs. Gembrin and Rhow were reinstated in October 2020, and the salary of Mr. Vohra was reinstated in February 2021. Each of the executive officers received full reimbursement for their respective temporary reductions in salary and the above table includes such reimbursements.
(2)Amount represent a discretionary cash bonus.
(3)Amounts represent the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 9, Equity Incentive Plan, to our consolidated financial statements.
(4)Amounts represent the aggregate grant date fair value of option awards computed in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are described in Note 9, Equity Incentive Plan, to our consolidated financial statements.
(5)Amounts represent payments pursuant to our 2020 Annual MBO Plan as described below under “—Non-Equity Incentive Plan Compensation—2020 Annual MBO Plan.”
(6)Amount represents (1) $1,000 in mobile phone and internet subsidies and (2) $4,632 in matching contributions to our defined 401(k) contribution plan.
(7)Amount represents (1) $1,000 in mobile phone and internet subsidies and (2) $12,375 in matching contributions to our defined 401(k) contribution plan.
(8)Amount represents (1) $1,000 in mobile phone and internet subsidies and (2) $3,000 in matching contributions to our defined 401(k) contribution plan.

Outstanding Equity Awards at Fiscal 2020 Year-End
The following table sets forth information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

	Options					Stock Awards
Name	Grant date(1)	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares of units of stock that have not vested ($)(2)
Arvin Vohra	7/7/2020					158,119(3)	96,690
	1/30/2018					92,084(4)	56,310
Matt Gembrin	8/25/2017	5,207(5)		0.1241	8/25/2027
	1/2/2018	32,500(6)		0.1241	1/2/2028
	1/30/2018	13,542(7)		0.1241	1/30/2028
	5/10/2018					39,063(8)	23,888
John Rhow	7/7/2020					79,060(3)	5,622
	1/30/2018					88,073(4)	53,857
__________________
(1)All of the outstanding equity awards were granted under our 2015 Plan.
(2)This amount reflects fair market value as of December 31, 2020, which equals $0.6115 per share, multiplied by the amount shown in the column for Number of shares of units of stock that have not vested.
(3)1/48th vests monthly commencing on July 7, 2020. In the event of a Change of Control (as defined in the 2015 Plan) that occurs prior to the termination of status as a service provider, will be entitled to 100% accelerated vesting with respect to the unvested number of shares subject to the award.
(4)1/48th vests monthly commencing on January 2, 2018. In the event of a Change of Control the employee will be entitled to 100% accelerated vesting with respect to the unvested number of shares subject to the grantee’s award then outstanding, if any.
(5)1/48th vests monthly commencing on January 1, 2017.
(6)1/48th vests monthly commencing on January 2, 2018. If terminated without cause within 12 months after a Change of Control, Mr. Gembrin will be entitled to 100% accelerated vesting with respect to the unvested number of shares subject to the award then outstanding.
(7)1/48th vests monthly commencing on January 2, 2018. If the employee terminated without cause within twelve (12) months after a Change in Control (as defined in the 2015 Plan), the employee will be entitled to 100% accelerated vesting with respect to the unvested number of shares subject to the employee’s options or award then outstanding, if any.
(8)1/48th vests monthly commencing on March 29, 2018. If terminated without cause within 12 months after a Change of Control, Mr. Gembrin will be entitled to 100% accelerated vesting with respect to the unvested number of shares subject to the award then outstanding
Named Executive Officer Employment Arrangements
Arvin Vohra Employment Letter
Prior to the completion of this offering, we intend to enter into a new employment letter with Mr. Vohra, our Chief Executive Officer and Director. The employment letter will not have a specific term and will provide that Mr. Vohra’s employment is at-will. Mr. Vohra’s current base salary is $       , and his annual on-target bonus opportunity is      % of his base salary.
Matt Gembrin Employment Letter
Prior to the completion of this offering, we intend to enter into a new employment letter with Mr. Gembrin, our Chief Financial Officer. The employment letter will not have a specific term and will provide that Mr. Gembrin’s employment is at-will. Mr. Gembrin’s current base salary is $       and his annual on-target bonus opportunity is      % of his base salary.
John Rhow Employment Letter
Prior to the completion of this offering, we intend to enter into a new employment letter with Mr. Rhow, our Executive Chairman and President. The employment letter will not have a specific term and will provide that Mr. Rhow’s employment is at-will. Mr. Rhow’s current base salary is $      , and his annual on-target bonus opportunity is       % of his base salary.

Potential Payments upon Termination or Change of Control
Change in Control and Severance Arrangements
Prior to the completion of this offering, we intend to enter into a change in control and severance arrangements with our named executive officers, which would provide for certain severance and change in control benefits.
Non-Equity Incentive Plan Compensation
2020 Annual MBO Plan
Each of our named executive officers participated in our annual bonus plan for 2020 (2020 Annual MBO Plan). Under the 2020 Annual MBO Plan, each named executive officer was eligible to receive an annual bonus based on the achievement of performance objectives related to (1) booked contract value (weighted 25%), (2) installed revenue (weighted 35%), (3) gross margin (weighted 15%), (4) operating expenses (weighted 15%), and (5) current transformers installed (weighted 10%).
In 2020, we achieved (1) booked contract value of approximately 74% of target, (2) installed revenue of approximately 71% of target, (3) gross margin of approximately 87% of target, (4) operating expenses of approximately 92% of target, and (5) current transformers installed of approximately 88% of target. Based on these results, the amounts paid to our named executive officers under our 2020 Annual MBO Plan are the amounts included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table for Fiscal 2020 above.
Employee Benefit and Stock Plans
2021 Equity Incentive Plan
Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2021 Equity Incentive Plan (2021 Plan). Our 2021 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part (Plan Effectiveness Date). Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
Authorized Shares. The total number of shares of common stock that will be reserved for issuance pursuant to our 2021 Plan will be equal to (1)            shares plus (2) a number of shares equal to (A) any shares subject to stock options or similar awards granted under our 2015 Equity Incentive Plan (as amended, 2015 Plan), that, on or after the Plan Effectiveness Date, expire or otherwise terminate without having been exercised or issued in full, (B) any shares that, on or after the Plan Effectiveness Date, are tendered to or withheld by us for payment of an exercise price of an award granted under our 2015 Plan or for tax withholding obligations with respect to an award granted under our 2015 Plan, or (C) any shares issued pursuant to the 2015 Plan that, on or after the Plan Effectiveness Date, are forfeited to or repurchased by us due to failure to vest, with the maximum number of shares of our common stock to be added to our 2021 Plan under clause (ii) equal to      shares. In addition, the number of shares of our common stock available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the least of:
•            shares of our common stock;
•        % of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or
•such other amount as the administrator may determine no later than the last day of the immediately preceding fiscal year.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased by us due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2021 Plan (unless our 2021 Plan has terminated). Shares that have actually been issued under our 2021 Plan will not be returned to our 2021 Plan, except if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares or performance units are repurchased by or forfeited to us, such shares will become available for future grant under our 2021 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2021 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2021 Plan.
Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2021 Plan. We expect that the compensation committee of our board of directors will initially administer our 2021 Plan. In addition, if we determine it is desirable to qualify transactions under our 2021 Plan as exempt under Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2021 Plan, the administrator will have the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering our 2021 Plan, such as the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under our 2021 Plan, determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award), prescribe, amend and rescind rules and regulations and adopt sub-plans relating to the 2021 Plan (including rules, regulations and sub-plans for the purposes of facilitating compliance with foreign laws, easing the administration of the 2021 Plan and/or taking advantage of tax-favorable treatment for awards granted to service providers outside the U.S.), construe and interpret the terms of our 2021 Plan and awards granted under it, modify or amend each award, such as the discretionary authority to extend the post-service exercisability period of awards (except no option or stock appreciation right will be extended past its original maximum term), temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also will have the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions will be final and binding on all participants.
Stock Options. We will be able to grant stock options under our 2021 Plan. The per share exercise price of options granted under our 2021 Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator to the extent permitted by applicable law. After a participant’s status as a service provider ends, he or she will be able to exercise the vested portion of his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if end of service provider status is due to death or disability, the vested portion of the option will remain exercisable for 12 months following the end of service provider status. In all other cases, in the absence of a specified time in an award agreement, the vested portion of the option will remain exercisable for three months following the end of service provider status. In addition, an option agreement may provide for an extension of the option post-service exercise period if the participant’s service provider status ends for reasons other than his or her death or disability and the exercise of the option following the end of the participant’s service provider status would result in liability under Section 16(b) of the Exchange Act or would violate the registration requirements under the Securities Act. An option, however, may not be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator will determine the other terms of options.
Stock Appreciation Rights. We will be able to grant stock appreciation rights under our 2021 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the underlying shares of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. Subject to the provisions of our 2021 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value of a share of our common stock on the date of grant. After a participant’s status as a services provider ends, the same rules relating to the exercise of options will apply to the participant’s stock appreciation rights.
Restricted Stock. We will be able to grant restricted stock under our 2021 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, will determine the terms and conditions of such awards. The administrator will be able to impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. We will be able to grant restricted stock units under our 2021 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Performance Units and Performance Shares. We will be able to grant performance units and performance shares under our 2021 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance objectives established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (such as continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. Performance units will have an initial value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of the underlying shares of our common stock on the grant date. The administrator, in its sole discretion, may pay out earned performance units or performance shares in cash, shares or in some combination thereof.

Outside Director Limitations. No non-employee director may be paid, issued, or granted, in any fiscal year, cash compensation and equity awards (including any awards issued under our 2021 Plan) with an aggregate value greater than $      , increased to $       in the fiscal year of his or her initial service as a non-employee director.
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2021 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2021 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2021 Plan and/or the number, class and price of shares covered by each outstanding award and the numerical share limits set forth in our 2021 Plan.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all participants, all awards, all awards held by a participant, all awards of the same type, or all portions of awards similarly in the transaction.
If a successor corporation does not assume or substitute for any outstanding award, then the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
For awards granted to an outside director, in the event of a change in control, the outside director will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met, unless specifically provided for otherwise under the applicable award agreement or other agreement or policy applicable to the participant.
Clawback. The administrator may specify in an award agreement that the participant’s rights, payments, and benefits with respect to an award will be subject to reduction, cancellation, forfeiture, recoupment, reimbursement, or reacquisition upon the occurrence of certain specified events. Awards will be subject to any clawback policy of ours, as may be established and/or amended from time to time to comply with applicable laws. The administrator may require a participant to forfeit, return or reimburse us all or a portion of the award and any amounts paid under the award, according to such clawback policy or in order to comply with applicable laws.
Amendment; Termination. The administrator will have the authority to amend, alter, suspend, or terminate our 2021 Plan, provided such action does not materially impair the rights of any participant, unless mutually agreed to in writing between the participant and the administrator. Our 2021 Plan will continue in effect until terminated by the administrator, but (1) no incentive stock options may be granted after ten years from the date our 2021 Plan is adopted by our board of directors and (2) the automatic annual increases to the number of shares available for issuance under our 2021 Plan will operate only until the tenth anniversary of the date our 2021 Plan is adopted by our board of directors.

2021 Employee Stock Purchase Plan
Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2021 Employee Stock Purchase Plan (ESPP). We expect that our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.
Authorized Shares. A total of                      shares of our common stock will be available for sale under our ESPP. The number of shares of our common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year, equal to the least of:
•             shares;
•             % of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; or
•such other amount as the administrator may determine.
Administration. Our board of directors or a committee appointed by our board of directors will administer our ESPP. We expect that the compensation committee of our board of directors will initially administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP, and establish procedures that it deems necessary or advisable for the administration of the ESPP, such as adopting such rules, procedures, sub-plans, and appendices to subscription agreements as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations will be final and binding on all participants to the full extent permitted by law.
Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (1) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (2) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (3) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (4) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (5) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.
However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:
•immediately after the grant would own capital stock and/or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or
•holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.
Offering Periods. Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. Our ESPP will provide for consecutive

            -month offering periods. The offering periods will be scheduled to start on the first trading day on or after             and             of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the last trading day on or before              , and the second offering period will commence on the first trading day on or after                     .
Contributions. Our ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to                % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for commissions, incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income and other similar compensation. Unless otherwise determined by the administrator, during an offering period, a participant may make a one-time decrease (but not increase) to the rate of his or her contributions.
Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each offering period. A participant may purchase a maximum of               shares of our common stock during an offering period. The per share purchase price of the shares will be 85% of the lower of the fair market value of a share of our common stock on the first trading day of the offering period or on the exercise date. If the fair market value of a share of our common stock on the exercise date is less than the fair market value of a share of our common stock on the first trading day of the offering period, then all participants in the offering period automatically will be withdrawn from the offering period immediately after the exercise of all options outstanding as of such exercise date and automatically will be re-enrolled in the immediately following offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.
Non-Transferability. A participant will not be permitted to transfer contributions credited to his or her account or rights granted under our ESPP (other than by will, the laws of descent and distribution or as otherwise provided under our ESPP).
Merger or Change in Control. Our ESPP will provide that in the event of a merger or change in control, as defined under our ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.
Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our ESPP. Our ESPP automatically will terminate in 2041, unless we terminate it sooner.
2015 Equity Incentive Plan
We adopted our 2015 Plan in 2015, and it was most recently amended in January 2021.
Our 2015 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, and stock appreciation rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.
Immediately before the effectiveness of the 2021 Plan, our 2015 Plan will be terminated, and no additional awards will be granted under our 2015 Plan. However, our 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2015 Plan until such outstanding awards are exercised, terminate, or expire by their terms.

Authorized Shares. As of September 30, 2021,               shares of our common stock were reserved for issuance pursuant to our 2015 Plan, and the following awards were outstanding under our 2015 Plan: options covering                 shares of our common stock with a weighted average exercise price of $         per share.
Administration. Our 2015 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Subject to the provisions of our 2015 Plan, the administrator has the power to administer our 2015 Plan and make all determinations deemed necessary or advisable for administering our 2015 Plan, such as the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under our 2015 Plan, determine the terms and conditions of awards (such as the exercise price, the time or times at which awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions and any restriction or limitation regarding any award or the shares relating to the award), prescribe, amend and rescind rules and regulations relating to the 2015 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable foreign laws, construe and interpret the terms of our 2015 Plan and awards granted under it, modify or amend each award, such as the discretionary authority to extend the post-service exercisability period of awards and to extend the maximum term of an option, and allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to institute an exchange program by which outstanding awards may be surrendered or cancelled in exchange for awards of the same type (which may have a higher or lower exercise price and/or different terms), awards of a different type and/or cash, by which participants would have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations and other actions are final and binding on all participants.
Stock Options. We may grant stock options under our 2015 Plan. The per share exercise price of options granted under our 2015 Plan must be at least equal to the fair market value of a share of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years. With respect to any incentive stock option granted to an employee who owns more than 10% of the voting power of all classes of our (or any parent or subsidiary of ours) outstanding stock, the term of the incentive stock option must not exceed five years and the per share exercise price of the incentive stock option must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares, or other property acceptable to the administrator to the extent permitted by applicable law. After a participant’s status as a service provider ends, he or she will be able to exercise the vested portion of his or her option for six months after the end of service provider status due to the participant’s death or disability, 30 days after the end of service provider status for any other reason, or any longer period of time provided in the participant’s option agreement. However, no option may be exercised after the expiration of the term of the option.
Stock Appreciation Rights. We may grant stock appreciation rights under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of the underlying shares of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. Subject to the provisions of our 2015 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value of a share of our common stock on the date of grant. After a participant’s status as a services provider ends, the same rules relating to the exercise of options will apply to the participant’s stock appreciation rights.
Restricted Stock. We may grant restricted stock under our 2015 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2015 Plan, will determine the terms and conditions of such awards. The administrator will be able to impose whatever vesting conditions it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to

us), except the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.
Restricted Stock Units. We may grant restricted stock units under our 2015 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2015 Plan, the administrator will determine the terms and conditions of restricted stock units, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, business unit or individual goals (such as continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. In addition, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.
Non-Transferability of Awards. Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.
Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2015 Plan and/or the number, class and price of shares covered by each outstanding award set forth in our 2015 Plan.
Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transaction, and to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.
Merger or Change in Control. Our 2015 Plan provides that in the event of a merger or change in control, as defined under our 2015 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.
If a successor corporation does not assume or substitute for any outstanding award, a participant who has continuously been a service provider during the entire six-month period before the change in control will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, all restrictions on restricted stock and restricted stock units will lapse, and, for awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and all other terms and conditions met. If an option or stock appreciation right is not assumed or substituted in the event of a change in control and the holder of such award has continuously been a service provider during the entire six-month period before the change in control, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.
Amendment; Termination. The administrator has the authority to amend our 2015 Plan, provided such action does not impair the rights of any participant, unless mutually agreed to in writing between the participant and the administrator. As noted above, immediately before our 2021 Plan becomes effective, our 2015 Plan will terminate, and no further awards will be granted under our 2015 Plan. However, our 2015 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2015 Plan.
Executive Incentive Compensation Plan
Prior to the completion of this offering, our board of directors intends to adopt an Executive Incentive Compensation Plan (Incentive Compensation Plan). Our Incentive Compensation Plan will allow us to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan, including our named executive officers.
Under our Incentive Compensation Plan, the administrator will determine the performance goals applicable to any award, which goals may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines; productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on generally accepted accounting principles (GAAP) or non-GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the Incentive Compensation Plan when determining whether the performance goals have been met. The goals may be on the basis of any factors the administrator determines relevant, such as on an individual, divisional, portfolio, project, business unit, segment, or company-wide basis. Any criteria used may be measured on such basis as the administrator determines. The performance goals may differ from participant to participant and from award to award. The administrator also will be able to determine that a target award or a portion thereof will not have a performance goal associated with it but instead will be granted (if at all) in the administrator’s sole discretion.
Our board of directors or a committee appointed by our board of directors (which we expect that, until our board of directors determines otherwise, will be our compensation committee) will administer our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time before payment of an award, increase, reduce, or eliminate a participant’s actual award and/or increase, reduce, or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.
Actual awards generally will be paid in cash (or its equivalent) only after they are earned and approved. Unless otherwise determined by the administrator, to earn an actual award a participant must be employed by us through the date the actual award is paid. The administrator will have the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the administrator determines. Payment of awards will occur after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.
All awards under our Incentive Compensation Plan will be subject to reduction, cancellation, forfeiture or recoupment in accordance with any clawback policy that we (or any parent or subsidiary of ours) are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator will be able to impose such other clawback, recovery or recoupment provisions with respect to an award under the Incentive Compensation Plan as it determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock or other property provided with respect to an award. Recovery of compensation under a clawback policy generally will not give the participant the right to resign for “good reason” or “constructive termination” (or similar term) under any agreement with us or any parent or subsidiary of ours. Additionally, the administrator will be able to specify when providing for an award under the Incentive Compensation Plan that the participant’s rights, payments and benefits with respect to the award will be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of specified events, in addition to any otherwise applicable vesting or performance conditions of the award. In the event of an accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received with respect to an award earned or accrued under certain circumstances.
The administrator will have the authority to amend, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.
401(k) Plan
We participate in a 401(k) retirement savings plan under which our employees, including our named executive officers, who satisfy certain eligibility requirements may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan also permits us to make discretionary matching contributions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements, including any employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2018, and each currently proposed transaction, in which:
•we have been or are to be a participant;
•the amount involved exceeded or exceeds $120,000; and
•any of our directors, executive officers, or beneficial holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.
Series B Convertible Preferred Financing
In March 2018, we issued and sold an aggregate of 4,230,108 shares of our Series B convertible preferred stock (the Series B Offering) at a per share price of $4.728 per share, for an aggregate purchase price of approximately $20.0 million. The table below sets forth the number of shares of Series B convertible preferred stock issued to holders of more than 5% of our capital stock and/or represented on our board of directors:

Investor	Shares of Series B Preferred Stock	Aggregate Principal Amount ($)
CBRE, Inc.	1,480,541.00	$6,999,998.00
Engie New Ventures SAS(1)	951,769.00	$4,499,964.00
Linse Capital Red LLC(2)	528,764.00	$2,499,996.00
__________________
______________
(1) Mr. Haji, a member of our board of directors, is a Senior Advisor of ENGIE New Ventures SAS.
(2) Michael Linse is a member of our board of directors and is the Founder and Managing Director of Linse Capital LLC.
Executive Promissory Notes
To facilitate the early exercise of stock option awards for certain of our employees, we permitted such employees to exercise such options through the issuance of full recourse promissory notes to us. To date, we have issued an aggregate of $897,378 of full recourse promissory notes of which $303,470 was issued to our directors and executive officers in the amounts summarized in the table below. The promissory notes bear interest at the rate of 0.18% per annum, compounded semi-annually. All such promissory notes held by directors and executive officers have been repaid as of           , 2021.

Related Person	Principal Amount of Promissory Note	Date Issued
Matt Gembrin	121,413	July 15, 2020
Ricky Singh	91,159	July 15, 2020
Steve Farber	90,899	July 17, 2020
Perpetual Convertible Notes
In March 2020, we issued subordinated convertible promissory notes (the Perpetual Convertible Notes) payable to various investors with aggregate gross proceeds of $6.5 million, of which $4.75 million were sold to related parties. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Perpetual Convertible Notes”.

The table below sets forth the number of shares of common stock issuable upon conversion and aggregate principal amount of the Perpetual Convertible Notes issued to holders of more than 5% of our capital stock and/or represented on our board of directors:

Investor	Aggregate Principal Amount ($)
CBRE, Inc	2,000,000
ENGIE New Ventures SAS(1)	1,750,000
Linse Capital RED LLC(2)	1,000,000
______________
(1) Mr. Haji, a member of our board of directors, is a Senior Advisor of Engie New Ventures SAS (Engie).
(2) Michael Linse is a member of our board of directors and is the Founder and Managing Director of Linse. Capital LLC.
Performance Warrants
In March 2018, in connection with the Series B Offering, we entered into a Performance Warrant Side Letter Agreement with CBRE, Inc. (CBRE), which holds more than 5% of our outstanding common stock, and Engie, which is affiliated with Mr. Haji a member of our board of directors, and certain other investors in the Series B Offering, pursuant to which we agreed to issue certain warrants to purchase up to 1,177,906 shares of our common stock for a purchase price per share of $0.0001 (the Performance Warrants) to such investors provided that such investor meet certain performance criteria related to facilitating our entry into certain services contracts with our customers. To date, Performance Warrants to purchase an aggregate of 297,205 shares of our common stock have been earned by and issued to CBRE and warrants to purchase an aggregate of 157,542 shares of our common stock have been earned by and issued to Engie.
Transactions with CBRE
In March 2018, in connection with the Series B Offering, we entered into a transaction rights agreement (Transaction Rights Agreement) with CBRE, which holds more than 5% of our outstanding common stock. Pursuant to the Transaction Rights Agreement we granted certain rights to CBRE with respect to certain financing and acquisition transactions, including notice rights and rights to negotiate and participate in such transactions. In connection with this offering, the Transaction Rights Agreement will be terminated.
In March, 2018, in connection with the Series B Offering, we entered into a commercial agreement (Commercial Agreement) with CBRE. The Commercial Agreement sets forth the terms upon which we and CBRE may partner in the marketplace with respect to our service offerings, including limitations that have not been, and we do not expect to be, material to our business, on our our ability to engage with certain of CBRE’s competitors with respect to opportunities involving current or prospective CBRE customers.
In June 2018, we entered into a Master Project and Supply Agreement, as amended, with CBRE, which holds more than 5% of our outstanding common stock, to allow us to engage CBRE to perform certain development, implementation, and other customer support services. We engaged CBRE to purchase lighting and other equipment and perform services totaling $0.4 million, $9.9 million, and $14.9 million in 2018, 2019, and 2020, respectively.
Transactions with Engie
In May 2017, we entered into a Master Service and Supply Agreement, as amended, with OpTerra Energy Group, Inc. (OpTerra), a wholly owned subsidiary of Engie, which is affiliated with Mr. Haji a member of our board of directors. Pursuant to the Master Service and Supply Agreement, we engaged OpTerra to purchase lighting and other equipment and perform services totaling $1.4 million, $2 million, and $15.9 million in 2018, 2019, and 2020, respectively.
In January 2019, we entered into a Referral Agreement, as amended, with Engie Insight (Engie Insight), an affiliate of Engie, which is affiliated with Mr. Haji a member of our board of directors. Pursuant to the Referral

Agreement, we engaged Engie Insight to refer prospective customers and paid Engie Insight referral fees in connection therewith totaling $0.1 million in 2020.
Investors’ Rights Agreement
We are a party to a Third Amended and Restated Investors’ Rights Agreement, dated as of May 21, 2021 (Investors’ Rights Agreement), with certain holders of our capital stock and warrants. The Investors’ Rights Agreement provides, among other things, that certain holders of our capital stock and warrants have the right to request that we file a registration statement, and/or request that their shares be covered by a registration statement that we are otherwise filing, subject to certain exceptions.
Voting Agreement
We are a party to a Third Amended and Restated Voting Agreement, dated as of May 21, 2021 (Voting Agreement), under which certain holders of our capital stock have agreed to vote their shares on certain matters, including with respect to the election of directors. In connection with this offering, the Voting Agreement will be terminated and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors, the voting of our capital stock, or the restrictions on transfer of our capital stock pursuant to the Voting Agreement.
Right of First Refusal and Co-Sale Agreement
We are a party to a Third Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of May 21, 2021 (Right of First Refusal and Co-Sale Agreement), with certain holders of our capital stock. The Right of First Refusal and Co-Sale Agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by certain parties to the Right of First Refusal and Co-Sale Agreement. In connection with this offering, the Right of First Refusal and Co-Sale Agreement will be terminated.
Employment Agreements
We have entered into employment agreements and offer letter agreements with certain of our executive officers. See the section titled “Executive Compensation—Named Executive Officer Employment Arrangements.”
Indemnification Agreements
We have entered into indemnification agreements with each of our current directors and purchased directors’ and officers’ liability insurance. The indemnification agreements, our amended and restated certificate of incorporation, as amended, and its bylaws, as amended and currently in effect, require us to indemnify our directors and officers to the fullest extent permitted under Delaware law.
Policies and Procedures for Related Person Transactions
We intend to adopt a formal, written policy regarding related person transactions, which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part. This written policy regarding related person transactions will provide that a related person transaction is a transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships, in which we are a participant and in which a related person has, had or will have a direct or indirect material interest and in which the aggregate amount involved exceeds $120,000. Our policy will also provide that a related person means any of our executive officers and directors (including director nominees), in each case at any time since the beginning of our last fiscal year, or holders of more than 5% of any class of our voting securities and any member of the immediate family of, or person sharing the household with, any of the foregoing persons. Our audit committee will have the primary responsibility for reviewing and approving or disapproving related person transactions. In addition to our policy, our audit committee charter that will be in effect upon the effectiveness of the registration statement of which this prospectus forms a part will provide that our audit committee shall review and approve or disapprove any related person transactions.

All related person transactions described in this section occurred prior to adoption of the formal, written policy described above, and therefore these transactions were not subject to the approval and review procedures set forth in the policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth the beneficial ownership of our capital stock as of September 30, 2021 by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of any class of our common stock;
•each of our named executive officers;
•each of our directors; and
•all of our executive officers and directors as a group.
We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Section 13(d) and 13(g) of the Exchange Act.
The percentage of beneficial ownership prior to the offering shown in the table is based upon       shares of common stock outstanding as of August 31, 2021. The percentage of beneficial ownership after the offering shown in the table is based on      shares of common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.
We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of August 31, 2021, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address for each person or entity listed in the table is c/o Redaptive, Inc., 340 Brannan Street, #400, San Francisco, California 94107.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
Greater than 5% Stockholders:
CBRE, Inc.
Linse Capital RED LLC
Named Executive Officers and Directors:
Arvin Vohra
John Rhow
Matt Gembrin
Chris Hsu
Sheeraz Haji
Michael Linse
Ja-Chin Audrey Lee
Paul Rainey
All directors and executive officers as a group (12 persons)
__________________
*    Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes certain important terms of our capital stock, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt an amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, and amended and restated bylaws that will become effective as of the closing of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Capital Stock,” you should refer to our certificate of incorporation, bylaws and investors’ rights agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the filing and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering, our authorized capital stock will consist of      shares of capital stock, $0.0001 par value per share, of which:
•               shares are designated as common stock;
•               shares are designated as preferred stock.
Common stock
Outstanding Shares
Based on            shares of common stock outstanding as of            , 2021 and the issuance of            shares of common stock in this offering, there will be            shares of common stock outstanding upon the completion of this offering. As of            , 2021, we had            stockholders of record.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.
No Preemptive or Similar Rights
Our common stock is not entitled to preemptive rights, and is not subject to redemption or sinking fund provisions. Our common stock is not subject to conversion provisions.
Voting Rights
Holders of our common stock are entitled to one vote per share held as of the applicable record date on all matters submitted to a vote of the holders of our common stock.
Our stockholders do not have the ability to cumulate votes for the election of directors. As a result, the holders of a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, our governing documents or the rules of the stock exchange on which our securities are listed. The holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote as of the applicable record date, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Our certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be elected at each annual meeting of our stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.
Liquidation Rights
If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities.
Fully Paid and Nonassessable
In connection with this offering, our legal counsel will opine that the shares of our common stock to be issued in this offering will be fully paid and non-assessable.
Preferred Stock
Our board of directors will have the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by our stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in our control or other corporate action. As of the closing of this offering, no shares of preferred stock will be outstanding.
Options
As of September 30, 2021, we had outstanding options to purchase an aggregate of           shares of our common stock, with a weighted-average exercise price of $      per share, under our 2015 Plan.
Warrants
As of September 30, 2021, we had outstanding warrants to purchase an aggregate of             shares of our common stock, with a weighted-average exercise price of $       per share.
Registration Rights
Upon the completion of this offering, under the Investors’ Rights Agreement, the holders of up to       shares of our common stock or their transferees, will have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.
Demand Registration Rights
After the completion of this offering, the holders of up to       shares of our common stock will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, the holders of at least a 20% of the shares having registration rights then outstanding can request that we file a registration statement on Form S-1 to register the offer and sale of their shares. We are only obligated to effect two such registrations. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, then we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 120 days.

Form S-3 Registration Rights
After the completion of this offering, the holders of up to       shares of our common stock will be entitled to certain Form S-3 registration rights. At any time when we are eligible to file a registration statement on Form S-3, any holder having these registration rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which, net of certain selling expenses, is at least $5 million. We are obligated to effect up to two such registrations within the 12-month period immediately preceding the date of such request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a registration, then we have the right to defer such registration, not more than once in any 12-month period, for a period of not more than 120 days.
Piggyback Registration Rights
After the completion of this offering, the holders of up to       shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration relating to any employee benefit, incentive or similar plan, (2) a registration relating to a transaction covered by Rule 145 promulgated under the Securities Act, (3) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the registrable securities or (4) a registration in which the only stock being registered is common stock issuable upon conversion of debt securities also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Expenses of Registration
We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares to be offered and sold pursuant to the registrations described above, including the reasonable fees and disbursements of one counsel chosen by the holders of the shares included in such registrations.
Termination
The registration rights terminate upon the earliest of (1) a deemed liquidation event (as defined in our investors’ rights agreement), (2) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities without limitation in a three-month period pursuant to Rule 144 promulgated under the Securities Act and (3) the date that is five years after the closing of this offering.
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws
Certain provisions of Delaware law, our certificate of incorporation and our bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Certificate of Incorporation and Bylaws Provisions
Provisions of our certificate of incorporation and bylaws will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management. Among other things, our certificate of incorporation and bylaws will:
•permit our board of directors to issue shares of preferred stock, with any powers, rights, preferences, and privileges as they may designate;
•provide that the authorized number of directors may be changed only by resolution of the board of directors;
•provide that all vacancies and newly created directorships, may, except as otherwise required by law, our governing documents or resolution of our board of directors, and subject to the rights of holders of our preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;
•divide our board of directors into three classes, each of which stands for election once every three years;
•for so long as our board of directors is classified, and subject to the rights of holders of our preferred stock, provide that a director may only be removed from the board of directors by the stockholders for cause;
•require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;
•provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;
•not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);
•provide that special meetings of our stockholders may be called only by the board of directors, the chairperson of the board of directors, our chief executive officer or president; and
•provide that stockholders will be permitted to amend certain provisions of our certificate of incorporation and our bylaws only upon receiving at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.
Exclusive Forum
Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, stockholders, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware), except for, as to each of (1) through (4) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction. This provision would not apply to any action brought to enforce a duty or liability created by the Exchange Act and the rules and regulations thereunder. Our bylaws will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our securities shall be deemed to have notice of and consented to the foregoing bylaw provisions. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provisions.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent and registrar’s address is                                  .
Listing
We intend to apply to list our common stock on NYSE under the symbol “EAAS.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of shares of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices of our common stock prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.
Upon the completion of this offering, based on our                    shares of our capital stock outstanding as of August 31, 2021, we will have a total of           shares of our common stock outstanding. Of these outstanding shares, all           shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our common stock will be, and shares subject to stock options will be upon issuance, deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. As a result of the lock–up agreements and market standoff provisions described below and subject to the provisions of Rules 144 or 701, shares of our common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus, all           shares of our common stock sold in this offering will be immediately available for sale in the public market; and
•beginning 181 days after the date of this prospectus, subject to the terms of the lock–up agreements and market standoff provisions described below, all remaining shares will become eligible for sale in the public market, of which           shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock–up Agreements and Market Standoff Provisions
We, our directors and executive officers and substantially all of the holders of our equity securities have agreed or will agree, subject to certain exceptions, not to offer, sell or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for our common stock for 180 days (or earlier pursuant to the early lockup provisions described below) after the date of this prospectus without first obtaining the written consent of           , as representatives of the several underwriters of this offering.            may, in their sole discretion, and subject to FINRA Rule 5131, release any of the securities subject to the lock–up agreements with the underwriters at any time. These agreements are described below under the section titled “Underwriting.”
In addition, our directors and executive officers and substantially all of the holders of our equity securities have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, for a period of up to 180 days after the date of this prospectus, they will not, without the prior written consent of the managing underwriter, lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or hedge, any shares or any securities convertible into or exchangeable for shares of our common stock.
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements and market standoff provisions described above, within any three–month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering; and
•the average weekly trading volume of our common stock during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701 a person who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the effective date of this prospectus before selling such shares pursuant to Rule 701.
Registration Rights
Pursuant to our investors’ rights agreement, upon the completion of this offering, the holders of up to           shares of our common stock, or certain permitted transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. These registration rights are described under the section titled “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.
Registration Statement on Form S-8
We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff provisions and lock–up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below) but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on the provisions of the Code, regulations promulgated thereunder by the Treasury Department (Treasury Regulations), and administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary also does not address the tax considerations arising under the laws of any U.S. state or local or non-U.S. jurisdiction or under U.S. federal gift and estate tax rules, or the effect, if any, of the Medicare contribution tax on net investment income. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:
•banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;
•persons subject to the alternative minimum tax;
•tax-exempt organizations;
•pension plans and tax-qualified retirement plans;
•controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass through entities (or investors in such entities or arrangements);
•brokers or dealers in securities or currencies;
•traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings;
•persons who own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);
•certain former citizens or long-term residents of the United States;
•persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction;
•persons who hold or receive our common stock pursuant to the exercise of any option;
•persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment);
•persons deemed to sell our common stock under the constructive sale provisions of the Code; or
•persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code.

In addition, if a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. A partner in a partnership that will hold our common stock should consult his, her or its own tax advisor regarding the tax considerations of the purchase, ownership, and disposition of our common stock through a partnership.
You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any U.S. state or local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.
Non-U.S. Holder Defined
For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is neither a partnership nor:
•an individual who is a citizen or resident of the United States;
•a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;
•an estate whose income is subject to U.S. federal income tax regardless of its source; or
•a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.
Distributions
As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock, and we do not anticipate paying any dividends on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”
Subject to the discussions below regarding effectively connected income, backup withholding and FATCA withholding, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence for tax purposes. If we or another withholding agent apply over-withholding or if a non-U.S. holder does not timely provide us with the required certification, the non-U.S. holder may be entitled to a refund or credit of any excess tax withheld by timely filing an appropriate claim with the IRS.
In order to benefit from a reduced treaty rate, you must provide us or the applicable paying agent with a properly executed IRS Form W-8BEN or W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate; additionally, you may be required to update such Forms from time to time as required by law. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You should consult your tax advisor regarding entitlement to benefits under any applicable income tax treaties.
Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, that are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussions below regarding backup withholding and FATCA withholding. In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption; additionally, you may be required to update such Forms from time to time as required by law. Such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed at the U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence for tax purposes. You should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock, including the application of any applicable tax treaties that may provide for different rules.
Gain on Disposition of Common Stock
Subject to the discussions below regarding backup withholding and FATCA withholding, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:
•the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);
•you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or
•our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” (USRPHC) for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other assets used or held for use in a trade or business, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually (directly or indirectly) or constructively hold more than five percent of our regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.
If you are a non-U.S. holder described in the first bullet above, you generally will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) under U.S. federal income tax rates applicable to U.S. persons, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, with respect to such gain. If you are an individual non-U.S. holder described in the second bullet above, you will be subject to tax at 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain generally may be offset by U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting
Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence for tax purposes.
Payments of dividends on or of proceeds from the disposition of our common stock made to you may be subject to backup withholding at the applicable statutory rate unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly executed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person. Any documentation provided to an applicable withholding agent may need to be updated in certain circumstances.
Information reporting and backup withholding generally will apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies his, her or its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is affected outside the United States through a foreign broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. You should consult your own tax advisors regarding the application of the information reporting and backup withholding rules to you.
Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.
Foreign Account Tax Compliance Act
The Foreign Account Tax Compliance Act and the Treasury Regulations and other official IRS guidance issued thereunder (collectively, FATCA), generally impose a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock, paid to a “foreign financial institution” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on, and the gross proceeds from a sale or other disposition of, our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding obligations under FATCA generally apply to dividends on our common stock and to the payment of gross proceeds of a sale or other disposition of our common stock. However, the U.S. Treasury Department has issued proposed regulations that, if finalized in their present form, would eliminate FATCA withholding on gross proceeds of the sale or other disposition of our common stock (but not on payments of dividends). The preamble of such proposed regulations states that they may be relied upon by taxpayers until final regulations are issued or until such proposed regulations are rescinded. The withholding tax under FATCA will apply regardless of whether the payment otherwise would be exempt from withholding tax, including under the exemptions described above, under “—Distributions.” Under certain circumstances, you might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and your country of tax residence may modify the requirements described in this section. You should consult with your own tax advisors regarding the application of FATCA withholding to your investment in, and ownership and disposition of, our common stock.

The preceding discussion of U.S. federal income tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. You should consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax considerations of purchasing, owning, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING
BofA Securities, Inc. and Guggenheim Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Guggenheim Securities, LLC
Total
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $     per share. After the initial offering, the public offering price, concession, or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $     and are payable by us. We have agreed to reimburse the underwriters for certain of their expenses, up to $     .
Option to Purchase Additional Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to          additional shares at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities
We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of                                  . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly,
•offer, pledge, sell or contract to sell any common stock,
•sell any option or contract to purchase any common stock,
•purchase any option or contract to sell any common stock,
•grant any option, right or warrant for the sale of any common stock,
•lend or otherwise dispose of or transfer any common stock,
•request or demand that we file or make a confidential submission of a registration statement related to the common stock, or
•enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.
This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
New York Stock Exchange Listing
We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “EAAS.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.
Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:
•the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•our financial information,
•the history of, and the prospects for, our company and the industry in which we compete,
•an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•the present state of our development, and
•the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.
The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.
In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discounts and commissions received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions
Notice to Prospective Investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a Relevant State), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a.to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b.to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c.in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
In connection with the offering, the representatives are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom (UK), no Shares have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares of common stock may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
a.to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;
b.to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or
c.at any time in other circumstances falling within section 86 of the FSMA, provided that no such offer of shares of common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments, and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
In connection with the offering, the representatives are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
This document is for distribution only to persons who (1) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, Financial Promotion Order), (2) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (3) are outside the United Kingdom, or (4) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (FSMA)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as relevant persons). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Corporations Act), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (1) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (SFA)) pursuant to Section 274 of the SFA, (2) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor;
(b)or a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(c)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(d)where no consideration is or will be given for the transfer; where the transfer is by operation of law; or
(e)as specified in Section 276(7) of the SFA.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded

Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Francisco, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. Latham & Watkins LLP has acted as counsel for the underwriters.
EXPERTS
The financial statements included in this prospectus and elsewhere in this registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy and information statements and other information about issuers, like us, that file electronically with the SEC.
Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. We also maintain a website at https://redaptiveinc.com/. Upon the effectiveness of the registration statement of which this prospectus forms a part, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of or incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Redaptive, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Redaptive, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Kansas City, Missouri
September 10, 2021

REDAPTIVE, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31,
	2020	2019
ASSETS
Current assets
Cash	$17,076	$1,545
Accounts receivable	17,687	26,155
Other current assets	1,650	1,612
Total current assets	36,413	29,312

Energy efficiency systems, net	90,701	71,701
Operating lease asset	3,008	—
Deferred project costs	3,946	4,069
Restricted cash	4,103	2,943
Notes receivable from related parties	467	—
Other noncurrent assets	701	1,248
Total assets	$139,339	$109,273

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$11,212	$10,958
Accrued expenses	6,743	23,239
Accrued payroll	1,829	1,021
Notes payable, current portion	25,006	18,512
Deferred revenue, current portion	176	79
Operating lease liability, current portion	818	—
Other current liabilities	279	322
Total current liabilities	46,063	54,131

Notes payable, net of current portion and discounts	139,563	84,601
Deferred tax liability	939	1,550
Deferred revenue, net of current portion	554	633
Operating lease liability, net of current portion	2,403	—

Commitments and contingencies (Note 13)

Stockholders’ Deficit
Series A convertible preferred stock, $0.0001 par value; 4,750,000 shares authorized, issued and outstanding as of December 31, 2020 and 2019; (aggregate liquidation preference of $6,250)	—	—
Series B convertible preferred stock, $0.0001 par value; 4,494,940 shares authorized; 4,230,108 shares issued and outstanding as of December 31, 2020 and 2019; (aggregate liquidation preference of $25,000)	—	—
Common stock, $0.0001 par value; 26,740,068 shares authorized as of December 31, 2020 and 2019; 14,653,720 and 12,368,118 shares issued as of December 31, 2020 and 2019, respectively; 14,112,223 and 11,838,705 shares outstanding as of December 31, 2020 and 2019, respectively	1	1
Treasury stock	—	—
Additional paid-in capital	26,292	25,364
Accumulated deficit	(76,476)	(57,007)
Total stockholders’ deficit	$(50,183)	$(31,642)
Total liabilities and stockholders’ deficit	$139,339	$109,273
The accompanying notes are an integral part of these consolidated financial statements

REDAPTIVE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Years Ended December 31,
	2020	2019
Energy-as-a-Service revenue	$36,275	$23,959
Project revenue	4,656	16,111
Other revenue	1,376	1,254
Total revenue	42,307	41,324

Cost of Energy-as-a-Service revenue	26,288	17,095
Cost of project revenue	4,369	14,998
Cost of other revenue	446	9
Total cost of revenue	31,103	32,102
Gross margin	11,204	9,222

Operating expenses
General and administrative	9,416	10,177
Sales and marketing	7,941	5,034
Research and development	3,352	6,130
Total operating expenses	20,709	21,341
Loss from operations	(9,505)	(12,119)

Other expense
Interest expense	8,864	6,294
Loss on extinguishment of debt	1,696	—
Total other expense	10,560	6,294

Loss before income taxes	(20,065)	(18,413)
Income tax benefit (expense)	596	(1,648)
Net loss	$(19,469)	$(20,061)
Net loss per share attributable to common shareholders, basic and diluted	$(1.51)	$(1.81)
Weighted-average shares used in computing net loss per share, basic and diluted	12,890,990	11,072,024
The accompanying notes are an integral part of these consolidated financial statements

REDAPTIVE, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
(in thousands, except share amounts)

	Convertible Preferred Stock								Additional Paid-in Capital	Accumulated Deficit	Total
	Series A		Series B		Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances, December 31, 2018	4,750,000	$—	4,230,108	$—	10,944,804	$1	(529,413)	$—	$24,106	$(36,946)	$(12,839)
Issuance of common stock upon exercise of stock options	—	—	—	—	1,423,314	—	—	—	249	—	249
Issuance of warrants to purchase shares of common stock	—	—	—	—	—	—	—	—	134	—	134
Issuance of Series B convertible preferred stock warrants	—	—	—	—	—	—	—	—	683	—	683
Stock-based compensation for restricted stock awards	—	—	—	—	—	—	—	—	21	—	21
Stock-based compensation for stock options	—	—	—	—	—	—	—	—	171	—	171
Net loss	—	—	—	—	—	—	—	—	—	(20,061)	(20,061)
Balances, December 31, 2019	4,750,000	—	4,230,108	—	12,368,118	1	(529,413)	—	25,364	(57,007)	(31,642)
Issuance of common stock	—	—	—	—	550,000	—	—	—	73	—	73
Issuance of common stock upon exercise of stock options	—	—	—	—	1,470,845	—	—	—	509	—	509
Issuance of warrants to purchase shares of common stock	—	—	—	—	—	—	—	—	149	—	149
Issuance of restricted stock awards	—	—	—	—	264,757	—	—	—	—	—	—
Stock-based compensation for restricted stock awards	—	—	—	—	—	—	—	—	36	—	36
Stock-based compensation for stock options	—	—	—	—	—	—	—	—	173	—	173
Repurchase of shares of common stock	—	—	—	—	—	—	(12,084)	—	(12)	—	(12)
Net loss	—	—	—	—	—	—	—	—	—	(19,469)	(19,469)
Balances, December 31, 2020	4,750,000	$—	4,230,108	$—	14,653,720	$1	(541,497)	$—	$26,292	$(76,476)	$(50,183)
The accompanying notes are an integral part of these consolidated financial statements

REDAPTIVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2020	2019
Cash Flows from Operating Activities
Net loss	$(19,469)	$(20,061)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	24,246	15,836
Debt related amortization included in interest expense	354	163
Early terminations of sites in progress	1,618	5,013
Stock-based compensation	209	192
Noncash lease expense	213	—
Noncash warrant expense	149	134
Loss on extinguishment of debt	1,696	—
(Benefit) provision for deferred income taxes	(611)	1,550
Changes in operating assets and liabilities:
Accounts receivable	8,555	(12,769)
Prepaid expenses and other current assets	(38)	132
Accounts payable	(10,129)	(5,435)
Accrued expenses	(19,123)	(679)
Accrued payroll	808	1,021
Other current liabilities	(237)	34
Deferred revenue	18	369
Net cash used in operating activities	(11,741)	(14,500)

Cash Flows from Investing Activities
Purchase of energy efficiency systems	(31,179)	(22,372)
Purchase of property and equipment	(5)	(17)
Issuance of notes to related parties	(467)	—
Net cash used in investing activities	(31,651)	(22,389)

Cash Flows from Financing Activities
Proceeds from issuance of debt, net of debt discounts of $0 and $683 and issuance costs of $5,066 and $176 for the years ended December 31, 2020 and 2019, respectively	112,107	48,745
Repayment of debt	(51,807)	(17,916)
Payments for debt extinguishment costs	(893)	—
Proceeds from issuance of common stock	73	—
Proceeds from issuance of common stock from exercise of options	615	250
Purchase of treasury stock	(12)	—
Net cash provided by financing activities	60,083	31,079

Net increase (decrease) in cash and restricted cash	16,691	(5,810)
Cash and restricted cash, beginning of year	4,488	10,298
Cash and restricted cash, end of year	$21,179	$4,488

Supplemental Disclosure of Cash Flow Information
Cash paid for income taxes	$8	$64
Cash paid for interest	7,880	5,900
The accompanying notes are an integral part of these consolidated financial statements

REDAPTIVE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2020	2019
Noncash Investing and Financing Activities
Purchase of energy efficiency systems in accounts payable	$10,383	$10,199
Purchase of energy efficiency systems in accrued expenses	2,627	5,372
Proceeds from exercise of stock options included in accounts receivable	87	—
Proceeds from early exercise of stock options included in other current liabilities	194	—
Issuance of warrants to purchase shares of Series B convertible preferred stock	—	683
The accompanying notes are an integral part of these consolidated financial statements

REDAPTIVE, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1.Nature of Business
Nature of Business
Redaptive, Inc. and its subsidiaries (together Redaptive, Inc.” or the “Company) is a leading provider of energy efficiency and data solutions for real estate facilities with operations throughout North America and in Europe. The Company utilizes hardware and software to analyze energy spend and provide solutions that enable its customers to understand their energy usage, reduce their energy consumption, lower their operating and maintenance costs, and realize environmental and economic benefits.
The Company was incorporated in Delaware in February 2015 and is headquartered in San Francisco, California.
COVID-19
The rapid global spread of the COVID-19 virus since December 2019 is disrupting supply chains and affecting production and sales across a range of industries. The overall impact on economic activity is expected to be negative. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the virus, and the impact on the Company’s customers, employees, and vendors. The ultimate outcome of these matters is uncertain and, accordingly, the impact on the Company’s financial condition or results of operations is also uncertain.
As a result of the COVID-19 global pandemic, the Company experienced construction delays, supply chain constraints, and delays in moving projects forward due to key decision makers being unavailable or needing to re-prioritize their focus on other projects and operations, thereby impacting the Company’s project pipeline. In response to the uncertainty of the impact of the virus, the Company announced temporary reductions in the salaries of certain of its executive officers, as well as a reduction in force of certain non-revenue generating roles and reduced work week schedules for certain employees to address reduced demand and workloads related to the pandemic and to conserve cash, with exceptions for certain groups, including those supporting customer and asset services. In October 2020, all of the Company’s employees resumed work full time and all executive officers returned to full salary, except for the Company’s Chief Executive Officer, whose salary was resumed in February 2021. In addition, all of the executive members received full reimbursement for their respective temporary reductions in salaries, as applicable.
The Company is further responding by taking steps to mitigate the potential risks posed by the spread of COVID-19. The Company has taken extra precautions for its employees who work in the field and for employees who continue to work in its facilities, and the Company has implemented work-from-home policies where appropriate. In March 2020, the Company shifted all corporate employees to a remote work model and implemented additional measures to better enable remote work. As of September 10, 2021, the Company’s remote work model remains in place.
Management continues to evaluate the impact of the COVID-19 global pandemic on the Company and industry. While governmental and non-governmental organizations are engaging in efforts to combat the spread and severity of the COVID-19 virus and related public health issues, the full extent to which the global pandemic of COVID-19 could impact the Company, its results of operations and its financial condition is still unknown and will depend on future developments, including new variants of the virus and spikes in cases in the areas where the Company operates, which are highly uncertain and cannot be predicted. However, such effects may be material. The Company’s financial statements reflect judgments and estimates that could change in the future as a result of the COVID-19 global pandemic.
2.Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with U.S. GAAP and include the accounts of the Company, and its wholly-owned subsidiaries.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, which are listed below:
International Electron, LLC, a Delaware limited liability company
Redaptive Capital RF, LLC, a Delaware limited liability company
Redaptive Financial, LLC, a Delaware limited liability company
Redaptive Master Services, LLC, a Delaware limited liability company
Redaptive Services XIV, LLC, a Delaware limited liability company
Redaptive Services, LLC, a Delaware limited liability company
Redaptive Services Deutschland GmbH, a German limited liability company
Redaptive Services EMEIA, S.L., a Spanish sole shareholder company
Redaptive Services, Pvt LTD, an India private limited company
All intercompany transactions and balances have been eliminated in the consolidated financial statements.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable. Actual results could differ from those estimates and such differences could be material to the financial position and results of operations.
Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, lease classification conclusions for energy efficiency systems discussed further in the Company’s Leases policy below; timing of revenue recognition; convertible notes; classification of warrants; stock-based compensation; certain accruals; and income tax accounts.
Segment Information
Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is the CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, it was determined that the Company operates as one operating segment that is focused exclusively on providing energy efficiency and data solutions for customer facilities. Energy efficiency systems, net outside of the U.S. were less than 10% of total energy efficiency systems, net as of December 31, 2020 and 2019.
Cash and Restricted Cash
At December 31, 2020 and 2019, all cash deposits were held at major financial institutions in the United States of America, Spain, and Germany. The Company does not hold investments in marketable securities or money market funds which have underlying securities.
At December 31, 2020, restricted cash consists of (1) funds held at a financial institution as collateral for the Company’s operating leases, (2) restricted and minimum cash balances pursuant to the Company’s secured amortizing term loan credit facility and (3) a minimum cash balance pursuant to the Company’s convertible notes issued in 2020. At December 31, 2019, restricted cash consists of (1) funds held at a financial institution as collateral for the Company’s operating leases, (2) collateral for vendors, and (3) restricted and minimum cash balances pursuant to the Company’s secured amortizing term loan credit facility.

Accounts Receivable
Accounts receivable are recorded at the amount invoiced to the Company’s customers, net of an allowance for doubtful accounts. Accounts receivable also includes unbilled accounts receivable, which is comprised of the monthly energy efficiency services provided and recognized but not yet invoiced as of the end of the reporting period. Accounts receivable are unsecured, and the Company generally does not require collateral from its customers.
The Company maintains an ongoing process of reviewing the collectability of receivables to determine whether an allowance for doubtful accounts is required. The allowance for doubtful accounts is an estimate based on a variety of factors, including analyses of specific customer receivables, customer creditworthiness, aging, historical trends, and overall assessments of collectability. When required, accounts receivable balances are charged against the allowance when the Company believes it is probable that the receivable will not be recovered. Management determined that no allowance for doubtful accounts was required at December 31, 2020 and 2019. Historically, actual losses have been within management’s estimates.
Concentration of Credit Risk and Other Uncertainties
Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, restricted cash, and accounts receivable. The Company’s cash and restricted cash are held at financial institutions where account balances may at times exceed federally insured limits. At December 31, 2020 and 2019, the Company’s domestic cash deposits exceeded the federally insurable limits. Management believes the Company is not exposed to significant credit risk due to the financial strength of the depository institutions in which the cash and restricted cash are held. The Company has not experienced any losses on its cash deposits to date, and the Company has no financial instruments with off-balance sheet risk of loss.
At times, the Company may be subject to a concentration of credit risk in relation to certain customers. The Company routinely assesses the creditworthiness of its customers. The Company has not experienced any material losses related to receivables from individual customers, or groups of customers during the years ended December 31, 2020 and 2019. The Company generally does not require collateral from its customers. Due to these factors, no additional credit risk beyond the immaterial amounts provided for collection losses is believed by management to be probable in the Company’s accounts receivable.
The Company is also subject to a number of other risks, including dependence on key individuals, the regulatory environment, competition from substitute products and larger companies, volatility of the industry, ability to obtain adequate financing to support growth, the timing and volume of contract buy-outs by existing customers, the ability to attract and retain additional qualified personnel to manage the anticipated growth of the Company, and general economic and political conditions.
Significant Customers
Certain customers represented 10% or more of the Company’s total revenue during 2019 and 2020 and accounts receivable at each respective balance sheet date. For each major customer, revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable are as follows:

	Accounts Receivable		Revenue
	As of December 31,		Year Ended December 31,
	2020	2019	2020	2019
Customers:
Customer A	24%	19%	35%	33%
Customer B	29%	*	17%	*
Customer C	17%	69%	17%	38%
______________
* Total less than 10% for the respective period

Leases
The Company engages in leasing activity as both a lessee and a lessor.
Lessor Arrangements
The Company enters into service contracts with customers whereby the Company designs, engineers, constructs, and installs energy efficiency equipment and related upgrades at customer facilities in order to achieve agreed-upon energy reduction performance targets. The Company also provides onsite maintenance services to these customers. The Company refers to this integrated energy efficiency service offering as “Energy-as-a-Service” or “EaaS”.
Pursuant to the terms of its EaaS agreements, the Company retains ownership of all equipment installed and utilized to fulfill its EaaS agreements. The Company has determined that the energy efficiency systems underlying its EaaS agreements meet the definition of leases, as there is an identified asset (that is, the underlying energy efficiency system) that the customer has the right to direct the use of and receive substantially all of the economic benefits through its use of the system.
Under the terms of the Company’s contracts, payments made by the customer are directly linked to realized energy savings resulting from the customer’s use of the installed energy efficiency system. The Company concluded that these customer payments represent variable payments that are not based on an index or rate, as the payments are dependent upon energy savings realized by the customer.
The Company determines lease classification at inception of the EaaS agreement and concluded that its EaaS agreements represent operating leases. The determination that customer payments are variable was a critical input in making this classification conclusion. Pursuant to its classification of EaaS agreements as operating leases, the Company maintains the underlying energy efficiency systems as property, plant, and equipment titled Energy efficiency systems, net on the consolidated balance sheets, and the Company depreciates these systems over the corresponding customer contract terms. Refer to the Company’s policy for Energy Efficiency Systems, Net below for further details.
In certain of the Company’s EaaS arrangements, customers prepay for maintenance services to be provided by the Company, which represents a non-lease component of the contract. The Company made an accounting policy election not to separate lease and non-lease components for its EaaS arrangements. Accordingly, the Company records these prepayments as Deferred revenue in the consolidated balance sheets until the associated maintenance services are performed and earned. Once maintenance services are performed and earned, revenue is recognized for those services within Energy-as-a-Service revenue on the accompanying consolidated statements of operations.
Lessee Arrangements
The Company leases corporate office space both domestically and abroad. The Company records a right-of-use (ROU) asset and lease liability for operating and finance leases upon the lease commencement, or the date that the Company has the right to control the use of the leased asset. The lease liability is measured as the present value of the lease obligation. The discount rate used to calculate the present value of the lease liability is the Company’s incremental borrowing rate, which is based on the estimated rate for a fully collateralized borrowing over a similar lease term at the commencement date and for the applicable geographical region.
The Company made an accounting policy election as lessee to exclude leases with an initial term of twelve months or less from the calculation of the ROU asset and lease liability recorded on the consolidated balance sheets. These leases primarily represent month-to-month operating leases where the Company was reasonably certain not to elect an option to extend the lease outside of that twelve-month window.
The Company also made an accounting policy election not to separate lease and non-lease components for contracts under which it acts as the lessee. Accordingly, the Company will account for the lease payments as a single component.

Energy Efficiency Systems, Net
Under its EaaS arrangements, the Company concluded that the energy efficiency systems and equipment represent leased assets to its customers that are classified as operating leases. Refer to the Company’s accounting policy for Leases above for further detail.
The Company’s energy efficiency systems are stated at cost, less accumulated depreciation, on the consolidated balance sheets. Capitalized costs are comprised of equipment costs and the associated development, design, implementation, and installation costs required to begin providing energy efficiency services to customers.
Depreciation of the energy efficiency systems is presented as a component of Cost of Energy-as-a-Service revenue within the consolidated statements of operations. Depreciation is calculated using the straight-line method over the corresponding customer contract terms, which represent the estimated useful lives of the energy efficiency systems (that is, the period over which we will benefit from use of the energy efficiency systems). Most customer contract terms range from five to 15 years. The Company begins depreciating the respective energy efficiency systems upon completion of installation and execution of a Letter of Acceptance with the customer, which represents the start of commercial operation for a system. Repairs and maintenance costs are expensed as incurred.
The Company’s energy efficiency systems are subject to impairment assessments if certain indicators are present. There were no impairment charges related to the Company’s energy efficiency systems for the years ended December 31, 2020 and 2019.
Deferred Project Costs
Deferred project costs are primarily comprised of third-party maintenance services and insurance costs related to the Company’s EaaS agreements. The Company capitalizes these costs when incurred and expenses to Cost of Energy-as-a-Service revenue as the associated revenue for the EaaS agreement is recognized.
In addition, deferred project costs include capitalized commissions and qualifying external referral fees related to valid EaaS agreements obtained, as these costs meet the definition of initial direct costs. The Company expenses the capitalized commissions and referral fees to Cost of Energy-as-a-Service revenue over the weighted average term of the underlying portfolio of EaaS agreements.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets, which primarily consist of energy efficiency systems, deferred project costs and ROU assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than originally estimated. Recoverability of assets held and used is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset over its remaining useful life.
If such assets are impaired, the impairment recognized is measured at the amount by which the carrying amount of the assets exceeds the fair value of the assets. If the useful life is shorter than originally estimated, the Company depreciates or amortizes the remaining carrying value over the revised shorter useful life.
The Company did not record any impairment losses related to long-lived assets for the years ended December 31, 2020 and 2019.
Convertible Preferred Stock Warrants
The Company evaluated whether its warrants for shares of convertible preferred stock are subject to liability classification. The Company concluded the warrants should be classified in equity, as the shares underlying the warrants are not puttable and there are no features that would require the issuance of a variable number of shares to settle a fixed monetary amount. Further, the Company has evaluated the antidilution provisions and other terms of the warrant agreements and has concluded that the warrants are indexed to the convertible preferred stock and the settlement features meet the requirements for equity classification. The warrants for shares of convertible preferred stock were issued in conjunction with the issuance of promissory notes in 2019. Accordingly, the warrants have been initially recognized based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance, with no subsequent remeasurement.
Fair Value of Financial Instruments
Assets and liabilities recorded at fair value in the consolidated financial statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities).
Hierarchical levels which are directly related to the amount of subjectivity associated with the inputs to the valuation of these assets or liabilities are as follows:
Level 1Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.
Level 2Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.
Level 3Unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.
This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. The Company’s assessment of the significance of a specific input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.
Financial assets and liabilities held by the Company measured at fair value on a recurring basis as of December 31, 2020 and 2019 include cash and restricted cash.
Revenue Recognition
The Company’s primary source of revenue is generated through its EaaS arrangements. In addition, the Company generates revenue from its capital equipment installation projects, Data-as-a-Service (DaaS) contracts and project financing arrangements.
The Company records revenue from EaaS arrangements in accordance with Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) (ASU 2016-02 or Topic 842). Refer to Note 3, Leases, for the Company’s revenue recognition methodology for its EaaS arrangements.
The Company records revenue from capital equipment installation projects, DaaS contracts and project financing arrangements in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09 or Topic 606). Capital equipment installation project revenue is presented as Project revenue in the consolidated statements of operations, and DaaS revenue and project financing revenue are presented as Other revenue in the consolidated statements of operations. Refer to Note 4, Revenue from Contracts with Customers, for discussion of the Company’s revenue recognition policies and financial statement impacts.
Cost of Revenue
Cost of Energy-as-a-Service revenue is primarily comprised of depreciation expense related to the Company’s energy efficiency systems and the amortization of deferred project costs. Depreciation of energy efficiency systems is calculated using the straight-line method over the corresponding EaaS agreement terms, which represent the estimated useful lives of the Company’s energy efficiency systems. In addition, amortization of deferred project costs are expensed as the associated revenue for the corresponding EaaS agreement is recognized.

Cost of project revenue directly relates to the Company’s capital equipment installation projects and is comprised of equipment purchased from vendors and third-party professional service costs to design, implement and install such equipment. These costs are recognized over the installation period as incurred.
Cost of other revenue includes submeter depreciation and related installation costs and project financing partner consulting fees. Submeter depreciation and installation fees are recognized over the respective DaaS contract term as the associated revenue is recognized. Project financing partner consulting fees are expensed concurrently when the revenue is recognized at the time of funding.
General and Administrative Expense
General and administrative expense primarily consists of personnel costs, including salary, benefits, and other personnel-related expenses, for personnel that support the Company’s general operations, such as executive management, information technology, finance, accounting, legal, and human resources personnel. In addition, general and administrative expense includes certain costs for tools and supplies, professional service fees and rent expense.
Sales and Marketing Expense
Sales and marketing expense primarily consists of personnel costs, including salaries, benefits, travel and lodging and other personnel-related expenses, for the Company’s sales and marketing department. The Company expenses sales and marketing costs in the period incurred. Advertising expenses for the years ended December 31, 2020 and 2019 were not material.
Research and Development Expense
Research and development expense primarily consists of personnel costs, including salaries, benefits, and other personnel-related expenses, for the Company’s engineers and specialists in the design and development of its software, hardware, and technologies. Research and development expense also includes related consulting service fees. The Company expenses research and development costs as they are incurred.
Stock-Based Compensation
The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. Employee stock options are measured at the grant date using the fair value of the award, which is estimated using the Black-Scholes option valuation model. Stock-based compensation expense is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of the respective award. The Company assumes an estimated forfeiture rate, which is applied to grants in the current year, but represents a prediction of forfeitures that may happen in the coming years.
Stock options granted and warrants issued to non-employees are measured on the date of performance at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Stock-based compensation for options granted to non-employees is periodically remeasured as the underlying options vest.
Income Taxes
The Company uses the asset and liability method of accounting for income taxes based on Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts and the tax basis of existing assets and liabilities. The Company records a valuation allowance to reduce tax assets to an amount for which realization is more likely than not. There are certain charges that are not deductible for tax purposes.
In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning, and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of the net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made.
The Company recognizes the tax benefit from uncertain tax positions in accordance with GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in the Company’s tax return. No liability related to uncertain tax positions has been recognized in the financial statements.
The Company includes interest and penalties for uncertain tax positions in the financial statements as a component of income tax expense. No accrual has been deemed necessary as of December 31, 2020 and 2019.
Foreign Currency Transactions
The functional currency of the Company and all of its subsidiaries is the U.S. dollar, which is the currency of the primary economic environment in which the Company and its subsidiaries operate. Monetary balances denominated in or linked to a foreign currency are stated on the basis of the exchange rates prevailing at the applicable balance sheet date. For foreign currency transactions included in the Company’s statements of operations, the average exchange rate for the period is used. The resulting gains and losses from the transactions denominated in foreign currency are recorded within general and administrative expenses in the accompanying consolidated statements of operations.
Net Loss Per Share Attributable to Common Stockholders
Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Under the two-class method, net loss is attributed to common stockholders and participating securities based on their participation rights. The Company considers all series of its convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the Company’s convertible preferred stock do not have a contractual obligation to share in the Company’s losses. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, convertible preferred stock, convertible notes, stock options, common stock warrants and preferred stock warrants are considered to be potentially dilutive securities. As the Company was in a net loss position for the years ended December 31, 2020 and 2019, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders because the effects of potentially dilutive securities are antidilutive.
Recently Adopted Accounting Pronouncements
In May 2014, the FASB issued Topic 606, which supersedes all legacy revenue recognition guidance in Topic 605, Revenue Recognition. Topic 606 provides a five-step framework to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled to in exchange for those goods or services. Topic 606 also includes Subtopic 340-40, Other Assets and Deferred Costs — Contracts with Customers, which discusses the deferral of incremental costs of obtaining a contract with a customer, including the period of amortization of such costs. Collectively, the Company refers to Topic 606 and Subtopic 340-40 as the “new revenue standard.” The Company adopted the new revenue standard as of January 1, 2019 utilizing the retrospective method of transition, which requires recognizing the cumulative effect of initially applying the new revenue standard as an adjustment to accumulated deficit at the date of adoption. The Company recorded a $0.5 million adjustment to accumulated deficit to recognize the cumulative effect of applying the new revenue standard at January 1, 2019. This adjustment primarily related to the acceleration of revenue and costs of goods sold. The Company previously recognized revenue and associated costs of capital equipment installation projects upon completion of construction. As control was determined to be transferred over time based on unconditional right to payment, revenue for these arrangements is recognized over time during the build process under the new revenue standard.
In February 2016, the FASB issued Topic 842, and subsequently issued related ASUs in 2018 and 2019 (collectively, new lease standard). The new lease standard requires lessees to recognize a ROU asset and corresponding lease liability for all leases with terms of more than twelve months. Recognition, measurement, and presentation of expenses will depend on classification as a finance or operating lease. The new lease standard also requires certain quantitative and qualitative disclosures.
The Company adopted the new lease standard on January 1, 2019, using the modified retrospective transition approach. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new lease standard, which, among other things, permits companies not to reassess prior conclusions on lease identification, lease classification and initial direct costs. The Company elected to apply the hindsight practical expedient. The Company has elected not to separate lease and non-lease components for new and modified leases after the adoption date, and instead will account for each separate lease component of a contract and its associated non-lease components as a single lease component, when appropriate. The Company has elected not to recognize a right-of-use asset and a lease liability for leases with an initial term of twelve months or less.
The new lease standard most significantly impacted the legacy lessee accounting model. The Company did not have any material leases with a remaining term greater than one year under which the Company represented the lessee at the date of adoption on January 1, 2019. Therefore, there was no material impact to the Company’s consolidated balance sheet at transition.
The Company also represents the lessor under its EaaS agreements. The Company concluded that its EaaS agreements represent operating leases, which is consistent with the Company’s historical accounting practices for these contracts. In making this determination, the Company also applied the guidance in ASU 2021-05, Leases (Topic 842): Lessors – Certain Leases With Variable Payments (ASU 2021-05). ASU 2021-05 outlines that if an arrangement should be classified as a sales-type lease but due to variable payment structures there would be a loss at lease commencement, the lease should instead be classified as operating.
Further information on the Company’s leases is summarized in Note 3, Leases.
Recently Issued Accounting Pronouncements
In June 2016, the FASB issued ASU 2016-13, Financial instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, (together, ASU 2016-13) which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for public and private companies with fiscal year ends beginning after December 15, 2019, and December 15, 2022, respectively. The Company expects to adopt ASU 2016-13 beginning January 1, 2023. The Company is continuing to assess the impact, if any, of the adoption of ASU 2016-13. Based on the assessment performed to date, the Company does not currently expect the guidance to have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (ASU 2018-15). The intent of this pronouncement is to align the requirements for capitalizing implementation costs incurred in a cloud computing arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software as defined in ASC 350-40. Under ASU 2018-15, the capitalized implementation costs related to a cloud computing arrangement will be amortized over the term of the arrangement and all capitalized implementation amounts will be required to be presented in the same line items of the financial statements as the related hosting fees. ASU 2018-15 is effective fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company expects to adopt ASU 2018-15 for the fiscal year beginning January 1, 2021. The Company does not currently expect the adoption to have a material impact on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12). ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistency in application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company plans to adopt ASU 2019-12 for the fiscal year beginning January 1, 2022 and is currently assessing the impact, if any, the guidance will have on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) – Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity (ASU 202-06). ASU 2020-06 simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. ASU 2020-06 also simplifies the diluted net income per share calculation in certain areas. The new guidance is effective for annual and interim periods beginning after December 15, 2023. Early adoption is permitted for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company plans to adopt ASU 2020-06 for the fiscal year beginning January 1, 2024 and is currently evaluating the impact, if any, that this new guidance may have on the Company’s financial statements.
3.Leases
On January 1, 2019, the Company adopted the new lease standard using the modified retrospective transition approach to initially apply the guidance at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. There was no cumulative-effect adjustment to accumulated deficit.
Lessor Arrangements
As lessor, the Company builds energy efficiency systems, which are leased to the customer for use throughout the term of the contract. The terms of these contracts generally range from five to 15 years with no options to renew or purchase the energy efficiency systems at the end of the contract. The economic life of the energy efficiency systems, which is the period over which one or more users will benefit from use of that system, ranges from approximately fifteen to twenty years. The Company continues to maintain legal ownership of the energy efficiency system but may choose to abandon the system at the end of the contract term given the residual value of the systems is not significant compared to the costs of redeployment. There are no residual value guarantees expressed by either party. The energy efficiency systems are also not of a specialized nature.
The Company’s EaaS contracts are most often denominated in kilowatt hours or another metric of resources to be saved and a contract rate per unit saved. Customer payments are dependent upon the customer’s usage of the underlying energy efficiency system and the actual efficiency of the Company’s system, which drives the customer’s realized energy savings. As such, the Company determined that customer payments represent variable payments that are not based on an index or rate. Given this contract structure, the Company has concluded that its EaaS contracts represent operating leases. In making this classification determination, the Company also applied the guidance in ASU 2021-05 that addresses certain lessor arrangements with variable payments.
In accordance with its operating lease determination, the Company recognizes EaaS revenue as energy savings are realized or when an amount agreed upon by both parties is reached. To the extent that fixed contract components are present under the contract, the Company recognizes the components ratably over the contract term.
Under certain EaaS arrangements, the Company may pay commissions and qualifying external referral fees related to valid EaaS agreements obtained. These fees meet the definition of initial direct costs and, therefore, are capitalized as deferred project costs. Capitalized commissions and referral fees are expensed over the weighted average term of the underlying portfolio of EaaS agreements.

As an accounting policy election, the Company has elected not to separate the lease and non-lease components, such as maintenance services performed on the underlying energy efficiency systems. Accordingly, the Company records these prepayments as deferred revenue until the associated maintenance services are performed and earned. Once maintenance services are performed and earned, EaaS revenue is recognized for those services.
The table below sets forth the components of the Company’s Energy-as-a-Service revenue (in thousands):

	For the year ended
	December 31, 2020	December 31, 2019
Minimum lease payments	$2,767	$533
Variable lease payments	33,508	23,426
Total Energy-as-a-Service revenue	$36,275	$23,959
The table below presents fixed minimum payments to be received by the Company as lessor under its noncancelable EaaS agreements (in thousands):

2021	$3,963
2022	3,830
2023	3,742
2024	3,562
2025	1,919
Thereafter	4,793
Total minimum lease payments to be received	$21,809
Lessee Arrangements
As lessee, the Company holds operating leases for the rental of office space. The leases have terms ranging from two to five years, some of which may include options to extend the lease term for up to 5 years, and certain leases may include an option to terminate the lease. The Company includes these options to extend or terminate a lease in the lease terms if it is reasonably certain such options will be exercised. Payments are for fixed amounts as designated in the lease arrangement.
No leases had been executed prior to December 31, 2020 that had not yet commenced as of December 31, 2020.
Balance Sheet Components
The table below represents a summary of the balances recorded in the consolidated balance sheets related to the Company’s leases as of December 31, 2020 and December 31, 2019 (in thousands):

	As of
	December 31,
	2020	2019
Operating lease right-of-use assets	$3,008	$—
Deferred rent	213	—
Total Leased Assets	$3,221	$—

Current operating lease liabilities	$818	$—
Non-current operating lease liabilities	2,403	—
Total Leased Liabilities	$3,221	$—

Lease Expense Components
The table below presents a breakout of the Company’s lease costs for the periods presented (in thousands):

	For the year ended
	December 31, 2020	December 31, 2019
Operating lease expense	$672	$—
Short-term lease expense	162	657
Variable lease expense	107	—
Total lease expense	$941	$657
Maturity Analysis
A maturity analysis of lease payments under non-cancellable leases is presented as follows (in thousands):

As of
December 31, 2020
Fiscal Year
2021	$906
2022	800
2023	814
2024	838
2025	70
Thereafter	—
Total future minimum lease payments (undiscounted)	$3,428
Less: Interest	(207)
Present value of lease liability	$3,221
Other Supplemental Information
The table below presents other supplemental lease information for the periods presented (in thousands):

	For the year ended
	December 31, 2020	December 31, 2019

Operating cash outflows from operating leases	$522	$486
Right-of-use assets obtained in exchange for new operating lease liabilities	3,634	—
Lease Term and Discount Rate
The table below presents the weighted average remaining lease terms and discount rates for operating leases as of December 31, 2020 and December 31, 2019:

	As of
	December 31, 2020	December 31, 2019
Weighted average remaining lease term - operating leases (in years)	4.06	N/A
Weighted-average discount rate - operating leases	3.00%	N/A

4.Revenue from Contracts with Customers
The Company generates revenue from contracts with customers primarily through its capital equipment installation projects, DaaS contracts and project financing arrangements.
Revenue from capital equipment installation projects is presented as Project revenue in the consolidated statements of operations, and revenue from DaaS contracts and project financing arrangements are presented as Other revenue in the consolidated statements of operations.
Project Revenue – Capital Equipment Installations
The Company generates revenue from capital equipment installation projects through the facilitation of lighting, heating, ventilation, and air conditioning equipment sales, whereby the Company purchases required equipment from a third-party manufacturer, which is shipped directly to the customer, and the Company then installs such equipment at customer sites. Under the Company’s capital equipment installation projects, the customer obtains title to the system immediately upon installation.
The design, procurement and installation of such energy efficiency equipment provides the delivery of a customized, integrated solution for the customer’s energy savings needs. The Company considers the bundle of goods and services to be a single performance obligation. Revenues are based on a fixed contract price that is recognized over time as control transfers to the customer, as further described below. Significant contracts generally have a duration of a few months to a year, with payment due within thirty to ninety days following the installation.
The Company’s capital equipment installation contracts provide an enforceable right to payment for progress completed to date, including profit, at all times throughout the duration of the contract.  As a result, the Company transfers control of the bundled goods or services over time, and therefore recognizes revenue over time as the performance obligation in the contract is satisfied. The Company determined that a cost-to-cost input method was the best available measure of progress toward satisfying its performance obligations and, therefore, evaluated the total costs incurred on the project relative to the total expected cost to satisfy the Company’s performance obligation. Pursuant to that determination, the Company recognized revenue over the installation period in a manner which approximated the cost-to-cost input method. Contract costs for capital equipment installation projects include direct labor and related payroll costs, permanent materials, subcontractor costs, consumables, and indirect costs, such as equipment, insurance, and tools.  The Company re-evaluates the total estimated costs to complete each performance obligation periodically. Such changes in the total estimated cost of satisfying a performance obligation may result in a cumulative adjustment to revenue recognition in the period in which the revision is known.  If the estimated cost to satisfy a performance obligation results in a contract loss, a provision for loss is made in the period in which the loss becomes known.
The Company does not adjust the promised amount of consideration for the effects of a financing component if the period between when the Company transfers products or services and when the customers payment for products or services is expected to be one year or less. For those transactions that are expected to be completed after one year, the Company has assessed that there are no significant financing components because any difference between the promised consideration and the cash selling price of the good or service is for reasons other than the provision of financing.
Contracts are occasionally modified through change orders to account for changes in scope. The Company evaluates each change order to determine whether the change in scope creates an additional performance obligation. Due to the integrated nature of the existing work and the extended scope of work, these contract modifications are generally not determined to result in separate performance obligations as the goods and services are not distinct from the existing performance obligations. The effect of a contract modification on the transaction price, and the measure of progress for the performance obligation to which it relates, is recognized as an adjustment to revenue (either as an increase or decrease) on a cumulative catch-up basis.

Principal Agent Consideration
The Company uses third parties on certain capital equipment installation contracts to provide construction and deployment services. In such arrangements, the Company assesses whether it is the principal or agent in these arrangements by evaluating the nature of its promise to the customer. When the Company is a principal, it records revenue on a gross basis, as it controls a promised good or service before transferring that good or service to the customer. When the Company is an agent, it records revenue at the net amount, as it retains agency services which is to arrange for another entity to provide the goods or services to the customer.
Generally, the Company acts as a principal in its capital equipment installation projects because it is the primary obligor and maintains control as the subcontractor integrates the materials, labor, and equipment into the deliverables promised to the customer. As such, subcontractor materials, labor, and equipment, are presented on a gross basis in Project revenue and Cost of project revenue in the consolidated statements of operations.
Contract Costs
Contract costs primarily consist of upfront costs incurred to obtain or to fulfill a contract. These costs are typically associated with commissions or pre-contract costs prior to beginning a capital equipment installation project. Such costs relate to either winning new business or set up costs to obtain or to fulfill a contract prior to services being rendered and are capitalized if the cost is recoverable, would not have been incurred without the contract and the term of the contract is greater than one year; otherwise, the Company expenses the amounts as incurred. There were no such costs related to the Company’s capital equipment installation projects capitalized as of December 31, 2020 or 2019, as the terms of the contracts associated with these costs were not greater than one year.
Other Revenue – DaaS Contracts
The Company’s DaaS arrangements consist of installing company-owned submeters and providing data analytics through a cloud-based module that enables active equipment management, facilitates preventative maintenance, and provides real-time visibility into energy consumption and related energy savings. DaaS arrangements represent an integrated solution for the customer, and as such, these arrangements are deemed to be single performance obligations (that is, access to the data and analytics service). The Company determined that its DaaS arrangements represent a series of distinct daily services rendered over time. Consistent with the transfer of control for distinct, daily services to the customer, revenue is recognized on a straight-line basis at the end of each period, typically monthly, for the fixed fees associated with the services performed in accordance with the contract. Fees are typically payable monthly over the service term which ranges from month-to-month to up to 10 year commitments.
Other Revenue – Project Financing
The Company provides strategic advice and assists in the administration of funding arrangements from third party financing institutions with its customers. The Company is compensated for services in the form of financing and/or success fees based upon a fixed percentage of the project cost. The Company typically satisfies its performance obligations at the point in time when the project is funded. Upon funding, the Company is entitled to receive the financing fee, at which point the revenue is recognized.

Disaggregation of Revenue
The following table presents revenue disaggregated by product (in thousands):

	Year Ended December 31,
	2020	2019
Project revenue, by technology type:
Lighting	$923	$1,729
HVAC	3,370	14,228
Other	363	154
Total project revenue	4,656	16,111
DaaS	188	184
Project financing	1,188	1,070
Total revenue from contracts with customers	6,032	17,365
Energy-as-a-Service revenue	36,275	23,959
Total revenue	$42,307	$41,324
Contract Balances
The Company records contract liabilities when cash payments for maintenance services are received from customers in advance of the Company’s performance under its capital equipment installation projects. The Company presents contract liabilities related to its capital equipment installation projects within Deferred revenue in the consolidated balance sheets.
The following table provides a summary of the Company’s contract liabilities balances (in thousands):

	As of
	December 31,
	2020	2019
Current contract liabilities	$79	$79
Non-current contract liabilities	554	633
Total contract liabilities	$633	$712
The following table presents significant changes in contract liabilities during the period (in thousands):

	For the year ended
	December 31,
	2020	2019
Contract liabilities balance at January 1,	$712	$325
Revenue recognized	(79)	(72)
Cash received, excluding amounts recognized as revenue during the period	—	459
Contract liabilities balance at December 31,	$633	$712
Remaining Performance Obligations
The Company’s remaining performance obligations represent expected future revenues under signed customer contracts for capital equipment installation projects. The Company’s remaining performance obligations for its capital equipment installation projects may vary significantly each reporting period based on the timing of major new contract commitments. In addition, customers have the right, under some circumstances, to terminate contracts or defer the timing of services and their payments.

As of December 31, 2020, the estimated project revenue expected to be recognized in 2021 related to performance obligations that are fully or partially unsatisfied is $1.1 million.
Practical Expedients
The Company applies the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (1) contracts with an original expected term of one year or less, or (2) contracts for which the Company recognizes revenue in proportion to the amount the Company has the right to invoice for services performed.
The Company excludes from the transaction price all sales taxes that are assessed by a governmental authority and that are imposed on and concurrent with a specific revenue-producing transaction and collected from a customer (for example, sales, use, value added, and some excise taxes). Sales taxes are presented on a net basis (excluded from revenue) in the Company's consolidated statements of operations.
5.Energy Efficiency Systems, Net
Energy efficiency systems, net, consists of the following (in thousands):

	As of
	December 31,
	2020	2019
Energy efficiency systems placed into service	$128,792	$100,058
Less accumulated depreciation	(44,580)	(30,604)
Energy efficiency systems not yet placed into service	6,489	2,247
Total	$90,701	$71,701
Depreciation expense for the energy efficiency systems was approximately $23.1 million and $14.9 million within cost of Energy-as-a-Service revenue in the consolidated statements of operations for the years ended December 31, 2020 and 2019, respectively.
6.Other Balance Sheet Components
Restricted Cash
Restricted cash consists of the following at December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Cash held as collateral for vendors	$—	$1,809
Cash held as collateral for lease agreements	422	590
Cash held as collateral for notes payables	3,681	544
Total restricted cash	$4,103	$2,943
Other Current Assets
Other current assets consists of the following at December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Prepaid expenses	$459	$261
Inventory	574	510
Other	617	841
Total other current assets	$1,650	$1,612

Accrued Expenses
Accrued expenses consists of the following at December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Accrued equipment purchases	$4,708	$20,976
Accrued sales tax payable	934	1,404
Accrued interest - notes payable	872	595
Other accrued expenses	229	264
Total accrued expenses	$6,743	$23,239
7.Debt
The Company’s long-term debt consisted of the following as of December 31, 2020 and 2019 (in thousands):

	As of December 31, 2020		As of December 31, 2019
	Principal Amount	Carrying Amount	Principal Amount	Carrying Amount
Secured Term Loan Credit Facility	$82,707	$82,655	$90,540	$90,423
Convertible Notes due 2024	80,000	75,264	—	—
Perpetual Convertible Notes	6,500	6,500	—	—
Promissory Notes	—	—	13,451	12,690
Other	150	150	—	—
Total debt, net	169,357	164,569	103,991	103,113
Less current maturities	(25,006)	(25,006)	(18,512)	(18,512)
Total long-term debt, net	$144,351	$139,563	$85,479	$84,601
Secured Term Loan Credit Facility
The Company has a $100.0 million credit facility (Credit Facility). Under the Credit Facility, the Company issues individual term loans, secured by individual customer contracts. As of December 31, 2020, the interest rates on the individual term loans ranged from 3.56% to 8.93% per annum, with a weighted average interest rate of 5.84% per annum. The individual term loans are amortizing with monthly payments of principal and interest, beginning after the commencement date of each respective note agreement, and have a maturity date ranging from July 2022 to July 2030.
Convertible Notes due 2024
From September 2020 through December 2020, the Company issued $80.0 million of convertible notes due in 2024 (Convertible Notes). The Convertible Notes were issued at 98% of par. The Convertible Notes accrue interest at 8%, if paid quarterly in cash. However, the Company can elect to pay interest in kind at 10%, compounded quarterly. Additionally, interest can be paid partially in cash and partially in kind at an interest rate of 4.5% in cash and 4.5% in kind. The Company has obtained an appropriate waiver for the covenant to provide audited financial statements to its creditor within a specified timeframe after the end of each fiscal year. The Company’s creditor has waived the right to accelerate repayment of the Convertible Notes for a period of greater than one year and, as such, the Company has classified the balance outstanding under its Convertible Notes as long-term debt in the consolidated balance sheets. The conversion and redemption provisions of the Company’s Convertible Notes are as follows:
Mandatory Conversion
Upon the occurrence of an equity raise with gross proceeds to the Company exceeding $100.0 million (Qualified Financing), a public company event having gross proceeds of at least $100.0 million (Qualified Public Event), or a change in control with proceeds greater than $100.0 million (Qualified Change of Control Event, each a Qualified Event) and the Company electing to convert all or a portion of the note in connection with a Qualified Event, the Convertible Notes convert into Common Stock at a discounted price (Qualified Event Conversion Price) determined in order to allow the holders to achieve a specified internal rate of return (IRR). The minimum IRR is 14.4% and is increased by 1.25% for each additional $50.0 million that the Company’s valuation exceeds $550.0 million and increased by 0.625% for each additional $50.0 million that the Company’s valuation exceeds $650.0 million.
Voluntary Conversion
Upon the occurrence of a Qualified Event and the Company not electing to convert all or a portion of the note in connection with a Qualified Event, the holder has the option to convert the Convertible Notes into Common Stock at a price equal to the greater of the Qualified Event Conversion Price or the price per share equal to the quotient resulting from dividing $250.0 million by the then outstanding Common Stock of the Company (Base Conversion Price).
Optional Conversion at Maturity
If there has not been a Qualified Event prior to the maturity date and there remains any outstanding Note Obligations Amount on the maturity date, then the holder has the option to convert the Convertible Notes at the Base Conversion Price.
Optional Conversion Upon Notice of Redemption
If the Company elects to redeem the Convertible Notes prior to the maturity date and a Qualified Financing has not occurred, then the holder has the option to convert the Convertible Notes at the Base Conversion Price.
Optional Conversion Upon Notice of Borrowing Base Deficiency
If a Borrowing Base Deficiency occurs prior to a Qualified Financing, then the holder has the option to convert the Convertible Notes into the Company’s Common Stock at the Base Conversion Price. If a Borrowing Base Deficiency occurs after to a Qualified Financing, then the holder has the option to convert the Convertible Notes into the Company’s Common Stock at the Qualified Event Conversion Price.
Redemption at the Option of the Company
The Company shall have the right to redeem the Convertible Notes at any time at specified redemption prices; however, the holders have the option to convert upon receiving notice of redemption.
Perpetual Convertible Notes
In March 2020, the Company issued perpetual subordinated convertible notes (Perpetual Convertible Notes) payable to various investors with aggregate gross proceeds of $6.5 million, of which $4.75 million were sold to related parties (Note 12, Related Party Transactions). The Perpetual Convertible Notes do not have a stated maturity date and do not require periodic interest payments; rather, they are callable at the option of the holders following December 31, 2020, at the principal amount plus all unpaid and accrued interest accruing at 8% per annum. The Perpetual Convertible Notes automatically convert into preferred stock following a preferred stock issuance with gross proceeds exceeding $30.0 million at a 10% discount. If gross proceeds are less than $30.0 million, the holders have the option to convert to preferred stock at a 10% discount. No preferred stock issuance related to the Perpetual Convertible Notes has occurred to date.
Upon a change of control, as defined in the agreement, the Company is required to repay the outstanding Perpetual Convertible Notes in an amount equal to two times the outstanding balance plus all accrued and unpaid interest. The Perpetual Convertible Notes are included in current liabilities as they are due on demand as of December 31, 2020.

Promissory Notes
In 2019, the Company issued various Promissory Notes for total proceeds of $13.6 million. In 2020, the Company issued additional Promissory Notes for total proceeds of $6.5 million. The Promissory Notes accrued interest ranging from 5.50% to 12.00%. The Promissory Notes were amortizing with monthly payments of principal and interest. The maturity dates ranged from December 2022 and May 2027. The Company used the proceeds from the Convertible Notes issued in 2020 to repay amounts outstanding under the various Promissory Notes. The Company recorded an aggregate net loss of $1.7 million associated with the extinguishment of the Promissory Notes for the year ended December 31, 2020.
Other Debt
In June 2020, the Company received a $0.2 million Economic Injury Disaster Loan (EIDL) from the United States Small Business Administration under the captioned program. The EIDL has a term of thirty years and an interest rate of 3.75%, without the requirement for payment in the first twelve months. The Company repaid the loan in full in July 2021 without penalty.
The Company’s outstanding debt consisted of the following as of December 31, 2020 and 2019 (in thousands):

	December 31,
	2020	2019
Outstanding principal	$169,357	$103,991
Unamortized discounts and issuance costs	(4,788)	(878)
Carrying value of debt	$164,569	$103,113
The following table summarizes the aggregate undiscounted amount of maturities of all borrowings as of December 31, 2020 (in thousands):

Payment Schedule
2021	$25,006
2022	21,193
2023	19,320
2024	95,091
2025	4,551
Thereafter	4,196
Total	$169,357
The fair value of the Company’s debt is based on a market approach (Level 2) and in some instances, inputs include management assumptions relating to the exercisability of certain features discussed above (Level 3). The fair value of the Company’s debt is compared to the carrying value of the debt in the table below (in thousands):

	As of December 31, 2020		As of December 31, 2019
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Secured Term Loan Credit Facility (Level 2)	$82,655	$84,827	$90,423	$91,389
Convertible Notes due 2024 (Level 3)	75,264	78,400	—	—
Perpetual Convertible Notes (Level 3)	6,500	6,500	—	—
Promissory Notes (Level 2)	—	—	12,690	13,002

Paycheck Protection Program Loan
In April 2020, the Company was granted an unsecured loan with a financial institution in the amount of $1.6 million, pursuant to the Paycheck Protection Program (PPP) set forth in the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which was enacted by the Small Business Administration on March 27, 2020. The loan was scheduled to mature in April 2022 and bears interest at a rate of 1.0% per annum, payable monthly with a deferral of payments for the first six months. Under the terms of the PPP loan, certain amounts of the loan may be forgiven if they are used for qualifying expenses, including payroll, benefits, rent and utilities as described in the CARES Act. The Company used all PPP loan proceeds for qualifying expenses and received full loan forgiveness in August 2021.
Guidance from the American Institute of Certified Public Accountants' ("AICPA") Technical Question and Answer Section 3200.18 states that if a company expects to meet the PPP loan’s eligibility criteria and concludes that the PPP loan represents, in substance, a grant that is expected to be forgiven, it may analogize to International Accounting Standards ("IAS") 20, Accounting for Government Grants and Disclosure of Government Assistance, to account for the PPP loan. Therefore, the PPP loan balance is not included as outstanding debt as of December 31, 2020, and the Company recognized the impact of the proceeds on a systematic basis over the periods in which the Company recognized as expenses the related costs for which the PPP loan proceeds were intended to compensate. The Company notes that all of these expenses were incurred during the year ended December 31, 2020.
The IAS 20 guidance allows for recognition of the PPP loan proceeds either in earnings separately under a general heading, such as other income, or as a reduction of the related expenses. The Company elected the latter option and, as such, has recognized the PPP loan proceeds as a reduction of the qualifying expenses recorded in general & administrative expenses, research and development expenses and sales & marketing expenses during the year ended December 31, 2020.
8.Stockholders’ Deficit
Common Stock
Holders of common stock are entitled to one vote per share on all matter to be voted upon by the stockholders of the Company.
The Company had reserved shares of common stock for issuance, on an as-converted basis, as follows:

	December 31,
	2020	2019
Shares reserved for convertible preferred stock outstanding	8,980,108	8,980,108
Shares reserved for warrants to purchase shares of common stock	321,773	87,196
Shares reserved for warrants to purchase shares of preferred stock	264,382	264,382
Options issued and outstanding	1,720,738	4,393,257
Shares available for future options grants	484,711	85,710
Total	11,771,712	13,810,653
The Company is authorized to issue 26,740,068 shares of common stock with a par value of $0.0001 per share. At December 31, 2020 and 2019, the Company had 14,653,720 and 12,368,118 shares issued, respectively. At December 31, 2020 and 2019, the Company had 14,112,223 and 11,838,705 shares outstanding, respectively.
In 2018, the Company issued 665,191 shares of common stock, under restricted stock awards (RSAs) (Note 9, Equity Incentive Plan), to two of the founders in exchange for services provided. The shares of common stock issued are subject to a right of repurchase at the issuance price. The Company’s repurchase right with respect to these shares lapse over the four-year service agreements. At December 31, 2020, 180,157 shares of common stock were subject to repurchase at $0.1241 per share, and at December 31, 2019, 346,455 shares of common stock were subject to repurchase at $0.1241 per share. At December 31, 2020 and 2019, the repurchase liability for unvested shares of common stock is not material and has not been recorded on the accompanying consolidated balance sheets.

In 2020, the Company issued 264,757 shares of common stock, under RSAs (Note 9, Equity Incentive Plan), to two of the founders in exchange for services provided. The shares of common stock issued are subject to a right of repurchase at the issuance price. The Company’s repurchase right with respect to these shares lapse over the four-year service agreements. At December 31, 2020, 237,179 shares of common stock were subject to repurchase at $0.4719 per share. At December 31, 2020, the repurchase liability for unvested shares of common stock is not material and has not been recorded on the accompanying consolidated balance sheets.
Throughout the year ended December 31, 2020, Redaptive issued 550,000 shares to an advisor for aggregate proceeds of approximately $0.1 million. Out of the 550,000 shares issued in 2020, 450,000 shares were issued on June 3, 2020 at a per share price of $0.1241, and 100,000 shares were issued on June 23, 2020 at a per share price of $0.17. The cash proceeds from this issuance is included in cash flows from financing activities on the accompanying consolidated statements of cash flows.
Convertible Preferred Stock
The Company is authorized to issue 9,244,940 shares of convertible preferred stock with a par value of $0.0001 per share. At December 31, 2020 and 2019, the Company had the following shares of convertible preferred stock authorized, issued and outstanding:

	As of December 31, 2020 and 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference
Series A	4,750,000	4,750,000	—	$6,250,000
Series B	4,494,940	4,230,108	—	24,999,938
	9,244,940	8,980,108	—	$31,249,938
The rights, preferences, privileges, and restrictions for the holders of Series A convertible preferred stock (Series A) and Series B (collectively, Preferred Stock) are as follows:
Dividends
The holders of Preferred Stock are entitled to receive non-cumulative dividends at an annual rate of 8% of the original issuance price per share, as appropriately adjusted in the event of any stock splits, combinations of shares or other similar capitalization and for dividends paid on the Preferred Stock in shares of such stock. At December 31, 2020, the original issuance prices of Series A and Series B is $1.053 and $4.728 per share, respectively. Dividends are payable when and if declared by the Board of Directors. After payment of such dividends, any additional dividends or distributions will be distributed among holders of common stock and Preferred Stock on a pari passu basis. No dividends have been declared or paid through December 31, 2020.
Voting
The holder of each share of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which it is convertible on the record date for the vote or consent of the stockholders, except as otherwise required by law, and have voting rights and powers equal to the voting rights and powers of the common stockholders. For so long as at least 1,583,333 shares of Series A and 1,410,038 shares of Series B remain outstanding, the holders of Series A and Series B, each voting as a separate class, are each entitled to elect one director of the Company. The holders of common stock, voting as a separate class, are entitled to elect two directors of the Company. The holders of Preferred Stock and common stock, voting together as a single class on an as-converted basis, are entitled to elect the remaining number of directors of the Company.
Liquidation Rights
In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Preferred Stock are entitled to receive, prior to and in preference to holders of common stock, will be entitled to be paid out of the funds and assets available for distribution to its stockholders, on a pari passu basis, an amount per share equal to (1) for the purposes of Series B, 1.25 times the Series B original issuance price of $4.728 minus the per share warrant value under the side letter agreement (defined below), for each share of Series B (Adjusted Series B Multiple) plus any dividends declared but unpaid, and (2) for the purposes of Series A, the Adjusted Series B Multiple divided by the original issuance price of Series B of $4.728 per share times the original liquidation ratio of 1:1 for each share of Series A held, plus any dividend declared but unpaid. As of December 31, 2020, the per share liquidation preference for Series A and Series B was $1.32 and $5.91, respectively.
If, upon occurrence of such an event, the assets and funds distributed among the holders of Preferred Stock are insufficient to permit the above payment in full to such holders, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise entitled to receive.
After payment of the full liquidation preference for Preferred Stock, any remaining assets of the Company will be distributed ratably to the holders of common stock.
Protective Provisions
As long as any of shares of Preferred Stock remain outstanding, the vote of at least 70% of the holders of Preferred Stock then outstanding is necessary for consummation of certain transactions, including but not limited to: altering or changing the rights, power or preference of the Preferred Stock; increasing or decreasing the authorized capital stock; authorizing or creating any class or series of capital stock having rights, powers, or preferences senior to or on parity with those granted to Preferred Stock; redeeming or repurchasing the Company’s equity securities; declaring dividends; issuing or modifying debt exceeding $5,000,000; entering into any transaction deemed to be a liquidation or dissolution of the Company; increasing or decreasing the number of directors; exclusively licensing technology or intellectual property rights of the Company; amending the Certificate of Incorporation or Bylaws; consummating equity investments over $3,000,000; entering into transactions with affiliates; changing the compensation or incentives of management, officers or directors; increasing the number of shares of common stock authorized for issuance under the equity incentive plan; or allowing subsidiaries to take action that would require approval.
Conversion
Each share of Preferred Stock is convertible to common stock, at the option of the holder, at any time after the date of issuance. The conversion ratio is subject to adjustment in the event of any stock splits, combinations of shares or other similar recapitalization and for dividends paid on the Preferred Stock. Each share of Preferred Stock automatically converts into that number of shares of common stock determined in accordance with the conversion rate upon the earlier of (1) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended with an aggregate gross proceeds of at least $50,000,000, provided that the offering price per share is not less than $7.101, (2) upon the date and time, or the occurrence of an event, specified by the vote or written request by the Company from the holders of a majority of Series A and Series B outstanding, voting separately, (3) upon closing of (a) the conversion of indebtedness pursuant to any Convertible Notes (as defined in the Voting Agreement) or (b) a bona fide Equity Round (as defined in the Charter), each in the aggregate amount of $25 million, or (4) the closing of a conversion of Convertible Notes in the aggregate amount of less than $25 million if such conversion is deemed a Special Preferred Conversion (as defined in the Charter) by unanimous approval of the Board. The conversion price is initially set at the original issuance price of Series A and Series B, as adjusted. At December 31, 2020, the original issuance prices of Series A and Series B is $1.053 and $4.728 per share, respectively.
Redemption
Shares of Preferred Stock are not redeemable at the option of the holder.

Warrants for Convertible Preferred Stock
On July 12, 2019, in connection with the financing of $10,000,000 of the Promissory Notes (Note 7, Debt), the Company issued warrants to the lenders for the purchase of 264,382 shares of Series B at an exercise price of $4.728 per share. The fair value of the warrants of $0.7 million was determined using the Black-Scholes option-pricing model using the following assumptions: (i) a term of 10 years, (ii) a risk-free rate of 2.12%, (iii) volatility of 42.0%, and (iv) no dividend yield. The warrants are exercisable at any time on or after July 12, 2019 and expire after June 30, 2029.
Common Stock Warrants
In March 2018, in connection with the Series B financing, the Company entered into a side letter agreement to allow certain of the investors to earn warrants to purchase up to 1,177,906 shares of common stock with an exercise price of $0.0001 per share through August 2022 which were determined to be classified as equity. The warrant shares will be issued as earned, through performance-based consulting services, and as such the related expense will be taken as earned. As of December 31, 2020, 424,199 warrant shares were earned, of which 321,773 have been issued under the side letter agreement. As of December 31, 2019, 162,482 warrant shares were earned and 87,196 have been issued under the side letter agreement as of December 31, 2019. The Company determined the value of the warrants earned in 2020 and 2019 to be $0.1 million each year, which was recorded within general and administrative expenses and additional paid-in capital on the accompanying consolidated financial statements. As of December 31, 2020 and 2019, the Company had 321,773 and 87,196 warrants to purchase common stock outstanding, respectively, at an exercise price of $0.0001 and an expiration date through August 2022. None of the outstanding warrants are classified as liabilities and, as such, are not subject to remeasurement.
9.Equity Incentive Plan
In 2015, the Company adopted the 2015 Equity Incentive Plan (Plan). The Plan provides for the granting of stock options and restricted stock awards to employees, directors, and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options may be granted only to Company employees. Nonqualified stock options and RSA’s may be granted to Company employees, directors, and consultants.
Options under the Plan may be outstanding for periods of up to ten years following the grant date. Options and shares of common stock issued under the Plan are determined by the Board of Directors and may not be issued at less than 100% of the fair value of the shares on the date of the grant provided that the exercise price of any option granted to a stockholder who owns greater than 10% of the Company’s outstanding capital stock cannot be less than 110% of the fair value of the shares on the date of grant. Fair value is determined by the Board of Directors. Stock options will generally vest over a period of four years and expire, if not exercised, ten years from the date of grant. Stock options granted to a stockholder that owns greater than 10% of the Company’s capital stock expire, if not exercised, five years from the date of grant. Shares of common stock may be issued in exchange for services based on the fair value of the services or the fair value of the common stock at the time of grant, as determined by the Board of Directors.

A summary of 2020 activity under the Plan is as follows:

	Options Available for Grant	Number of Options Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (in thousands)
Balance as of December 31, 2019	85,710	4,393,257	$0.43	8.05	$1,698
Decrease to options available under Plan	(550,000)
Issuance of restricted stock awards	(264,757)
Repurchase of shares of common stock	12,084
Options granted	(632,500)	632,500	0.47
Options exercised	—	(1,470,845)	0.48
Options forfeited	1,683,657	(1,683,657)	0.20
Options expired	150,517	(150,517)	0.49
Balance as of December 31, 2020	484,711	1,720,738	$0.62	7.99	233
Options vested and exercisable - December 31, 2020		712,659	$0.57	7.27	$138
The weighted-average grant date fair value of stock options granted to employees was $0.19 and $0.30 during the years ended December 31, 2020 and 2019, respectively. The intrinsic value of options exercised was $0.4 million and $0.9 million during the years ended December 31, 2020 and 2019.
A summary of the 2020 activity of the Company’s outstanding restricted stock awards is presented below:

	Year Ended December 31, 2020
	Shares	Weighted-Average Grant Date Fair Value
Unvested, beginning of the year	346,455	$0.12
Granted during the period	264,757	0.47
Canceled during the period	—	—
Vested during the period	(193,876)	0.17
Unvested, end of the year	417,336	$0.32
Significant Assumptions in Estimating Option Fair Value
The Company uses the Black-Scholes model for estimating the fair value of options granted and used the following assumptions for options:

	Year Ended December 31,
	2020	2019
Volatility	41.90%	35.77%
Risk-free interest rate	0.48%	1.75%
Expected term (in years)	5.83	6.01
Dividend yield	0.00%	0.00%
Fair Value of Common Stock
The fair value of the common stock underlying the stock option awards was determined by the Board. Given the absence of a public trading market, the Board considered numerous objective and subjective factors to determine the fair value of the Company’s common stock at each meeting at which awards were approved. These factors included, but were not limited to (1) third-party valuations of common stock; (2) the rights, preferences, and privileges of convertible preferred stock relative to common stock; (3) the lack of marketability of common stock; (4) stage and development of the Company’s business; (5) general economic conditions; and (6) the likelihood of achieving a liquidity event, such as an initial public offering (IPO) or sale of the Company, given prevailing market conditions.
Volatility
The volatility is based on a peer group in the industry in which the Company does business.
Risk-Free Interest Rate
The risk-free interest rate is based on the U.S. Treasury yield in effect at the time the options are granted for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option.
Expected Term in Years
The expected term is based upon the Company’s consideration of the historical life of options, the vesting period of the options granted, and the contractual period of the options granted. In determining the expected term, the Company considered its limited history of granting options. In addition, the Company considered the estimated timing and likelihood of achieving a liquidity event.
Dividend Yield
The Company has not historically paid dividends and does not expect to pay dividends in the near- to mid-term. It is possible that the Company will declare a dividend related to future years’ earnings, but as this is unlikely, a zero percent yield was used.
Stock-Based Compensation Expense
The Company records stock-based compensation expense in General and administrative expenses in the consolidated statements of operations. For the years ended December 31, 2020 and 2019, the Company recorded approximately $0.2 million in stock-based compensation expense each year.
As of December 31, 2020, the Company had approximately $0.4 million of remaining unrecognized stock-based compensation expense, which is expected to be recognized over a weighted average period of 0.8 years.
10.Net Loss Per Share
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share amounts):

	Year Ended December 31,
	2020	2019
Numerator:
Net loss attributable to common stockholders	$(19,469)	$(20,061)

Denominator:
Weighted-average number of shares outstanding used to compute net loss per share attributable to common stockholders, basic and diluted	12,890,990	11,072,024
Net loss per share attributable to common stockholders, basic and diluted	$(1.51)	$(1.81)

The following potentially dilutive shares were not included in the calculation of diluted shares outstanding for the periods presented, as the effect would have been anti-dilutive:

	December 31,
	2020	2019
Convertible preferred stock	8,980,108	8,980,108
Convertible notes	8,435,127	—
Outstanding stock options	1,720,738	4,393,257
Outstanding common stock warrants	321,773	87,196
Outstanding convertible preferred stock warrants	264,382	264,382
Total	19,722,128	13,724,943
11.Income Taxes
The components of the provision for income tax benefit (expense) for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	December 31,
	2020	2019
Current:
Federal	$—	$—
State	(15)	(98)
Total current	(15)	(98)
Deferred:
Federal	611	(1,550)
State	—	—
Total deferred	611	(1,550)
Total provision for income taxes	$596	$(1,648)
The differences between the total income tax benefit (expense) and amounts calculated using the federal statutory tax rate for the years ended December 31, 2020 and 2019 are as follows (in thousands):

	December 31,
	2020	2019

Tax benefit (expense) at U.S. statutory rate	$4,214	$3,880
State tax benefit (expense), net of federal benefit	(15)	(98)
Deferred state tax benefit (expense)	1,235	(586)
Tax return to provision adjustments, net	(23)	222
Increase in valuation allowance	(4,934)	(5,121)
Other	119	55
Total provision for income taxes	$596	$(1,648)

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2020 and 2019 are as follows (in thousands):

	December 31,
	2020	2019
Deferred tax assets:
Net operating losses	$23,902	$22,252
Stock based compensation	176	121
Performance warrants	—	—
Topic 842 adoption	57	—
Accruals and allowances	—	352
Topic 606 adoption	131	83
Deferred revenue	208	258
Other state	—	329
Total gross deferred tax assets	24,474	23,395
Less: Valuation allowance	(17,210)	(12,605)
Net deferred tax assets	7,264	10,790
Deferred tax liabilities:
Property, plant, and equipment	(7,681)	(12,082)
Other	(522)	(258)
Total gross deferred tax liabilities	(8,203)	(12,340)
Net deferred taxes	$(939)	$(1,550)
As of December 31, 2020 and 2019, the Company had federal net operating loss (NOL) carryforwards of approximately $96.3 million and $90.8 million, respectively, foreign NOL carryforwards of $1.5 million and $0.9 million, respectively, and state NOL carryforwards of $44.5 million and $38.3 million, respectively.
On December 22, 2017, the United States enacted tax reform legislation known as the H.R.1, commonly referred to as the “Tax Cuts and Jobs Act” (the “Act”), resulting in significant modifications to existing law. The Company’s financial statements for the year ended December 31, 2020 and 2019 reflect certain effects of the Act. One such effect is the change of the usage of NOL carryovers. NOL carryovers post-2018 are subject to no expiration periods, however, may only be used to offset 80% of taxable income. As of December 31, 2020 and 2019, the Company had increased its valuation allowance as a result of the Act and its limitation on certain NOL carryforwards.
Utilization of the NOL carryforwards and tax credit forwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by the Internal Revenue Code (of 1986, as amended) Section 382, as well as similar state provisions. In general, an “ownership change,” as defined by the Code, results from a transaction or series of transactions over a three- year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups. Any limitation may result in expiration of all or a portion of the NOL or tax credit carryforwards before utilization.
On December 22, 2017, a large stockholder of the Company sold all of its Series A preferred shares to an unrelated party. This sale resulted in a Section 382 Ownership Change (“2017 Ownership Change”) which limits the Company’s ability to utilize NOLs generated as of the 2017 Ownership Change date in future tax periods. As such, the Company is limited in use of NOLs for amounts incurred prior to December 22, 2017 in an amount estimated to be approximately $0.2 million per year (plus any recognized built in gains during the next five years) or until expiration of each annual vintage of NOL (generally, 20 years for each annual vintage of NOLs incurred prior to 2018).

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to a history of taxable losses and the 2017 Ownership Change, the Company recorded a valuation allowance against a majority of its deferred tax assets. As of December 31, 2020 and 2019, the Company recorded a federal valuation allowance of $15.6 million and $12.4 million, respectively, a state valuation allowance of $1.2 million and $0.0 million, respectively, and a foreign valuation allowance of $0.4 million and $0.2 million, respectively.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of income tax positions taken or expected to be taken in an income tax return. For those benefits to be recognized, an income tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As of December 31, 2020 and 2019, the Company has not recorded any uncertain tax positions.
Generally, the Company’s income tax years from inception through 2020 remain open and subject to examination by Federal, Foreign and State tax authorities. The Company currently has no ongoing tax audits and has not been notified of pending activity by taxing jurisdictions.
12.Related Party Transactions
In 2017 and 2018, the Company entered into certain master supply agreements with investors and other related parties that enable the Company to engage the investor or related party to perform certain development, implementation, and other customer support services. For the years ended December 31, 2020 and 2019, the Company engaged these related parties to purchase lighting and other equipment and perform services totaling $31.0 million and $11.9 million, respectively, which is currently included within Energy efficiency systems, net on the accompanying consolidated balance sheets. As of December 31, 2020 and 2019, a balance of $2.3 million and $5.8 million, respectively, was due to these related parties. In addition, in 2019, the Company entered into a referral agreement with an affiliate of an investor. Pursuant to the referral agreement, the Company engaged the affiliate to refer prospective customers and paid the affiliate referral fees in connection therewith of $0.1 million and $0 during fiscal year 2020 and 2019, respectively.
In March 2018, in connection with the Series B financing, the Company entered into a side letter agreement to allow certain of the investors to earn warrants to purchase up to 1,177,906 shares of common stock with an exercise price of $0.0001 per share through August 2022 (Note 8, Stockholders’ Deficit). The warrant shares are to be earned based on certain performance criteria related to facilitating the Company’s entry into certain service contracts with its customers.
In March 2018, in connection with the Series B financing, the Company also entered into a transaction rights agreement (Transaction Rights Agreement) and a commercial agreement (Commercial Agreement) with an investor. Pursuant to the Transaction Right Agreement the Company granted certain rights to the investor with respect to certain financing and acquisition transactions, including notice rights and rights to negotiate and participate in such transactions. Pursuant to the Commercial Agreement, the investor may restrict the Company from offering its services to certain of the investor’s competitors.
In March 2020, the Company issued the Perpetual Convertible Notes payable to various investors with aggregate gross proceeds of $6.5 million, of which $4.75 million were sold to related parties. Refer to Note 7, Debt, for further information regarding the Perpetual Convertible Notes.
In July 2020, in connection with the early exercise of stock option awards under the 2015 Company Incentive Plan, certain employees executed full recourse promissory notes with the Company (Executive Promissory Notes). As of December 31, 2020, the Company issued an aggregate of $0.5 million of Executive Promissory Notes, of which $0.3 million was issued to the Company’s directors and officers. The Executive Promissory Notes bear interest at the rate of 0.18% per annum, compounded semi-annually. The Executive Promissory Notes mature on the third anniversary of the date of issuance, subject to certain events that would expedite payment in full. The Executive Promissory Notes are secured by the common stock of the Company owned by each respective officer. As of December 31, 2020, there was $0.5 million of Executive Promissory Notes outstanding.

13.Commitments and Contingencies
Indemnification Agreements
From time to time, in its normal course of business, the Company may indemnify other parties, with which it enters into contractual relationships, including directors, officers, customers, lessors and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from a breach of representation, covenant, or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification obligations due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. However, through December 31, 2020, there have been no indemnification claims under which management believes that potential liabilities related to its indemnification agreements would be material to the consolidated financial statements.
Legal
In the normal course of business, the Company may receive inquiries or become involved in legal disputes regarding various litigation matters. In the opinion of management, any potential liabilities resulting from such claims would not have a material adverse effect on the Company’s consolidated financial position or results of operations.
Operating Leases
The Company is party to certain operating lease agreements for its office facilities. Refer to Note 3, Leases, for information on the Company’s future lease obligations.
14.Benefit Plans
Defined Contribution Plan
The Company maintains a defined contribution 401(k) plan under which employees may contribute a portion of their compensation to the plan, subject to the limitations under the Internal Revenue Code. The Company may match, at its discretion, the employee contributions according to the terms of the plan. The Company recorded an expense for matching contributions to the 401(k) plan of $0.5 million during each of the years ended December 31, 2020 and 2019.
Bonus Plan
The terms of the Company’s bonus plan provides for both annual discretionary cash contribution-based bonuses and cash performance-based bonuses based upon company-wide performance measures that are set by the Company’s executive management. Compensation cost related to the bonus plan for the years ended December 31, 2020 and 2019 was approximately $1.5 million and $0.8 million, respectively.
15.    Subsequent Events
The Company has assessed subsequent events through September 10, 2021, the date the consolidated financial statements were issued, and has identified the following subsequent events.
Amendment to and Conversion of Convertible Notes due 2024
On May 21, 2021, the Company executed an Amendment and Conversion Agreement with the holders of the Convertible Notes. Immediately prior to this, the balance of the Convertible Notes was $103.7 million. Through the execution of the Amendment and Conversion Agreement, the Company and Investors early converted $25.0 million of the Convertible Notes into 608,926 shares of the Company’s Common Stock (Conversion Shares).
The Conversion Shares contain various rights which are described below:

Qualifying Event Variable Share Settlement Right
If a Qualified Event occurs prior to September 2024, the Conversion Shares will be adjusted, through issuance of additional shares of Common Stock or forfeiture of Conversion Shares, so that the ultimate number of shares equals the number that each Converting Investor would have been entitled receive under the Mandatory Conversion feature discussed above for the Convertible Notes.
Maturity Date Fixed Share Settlement Right
If the Company does not consummate a Qualified Event prior to September 2024, each Conversion Shares Holder shall have the right to require the Company to issue additional shares of Common Stock, so that the total shares would equal the number of shares that the holder would have received under the Optional Conversion at Maturity discussed above for the Convertible Notes.
Maturity Date Put Right
If the Company does not consummate a Qualified Event prior to September 2024, each Conversion Shares Holder shall have the right to require the Company to repurchase its Conversion Shares for a cash amount equal to an accrued balance assuming 10% PIK interest.
The remaining $78.7 million of Convertible Notes were amended by removing the conversion options pursuant to the original debt agreement. The conversion options were replaced with an outstanding balance adjustment feature. Following a Qualified Event, the outstanding balance is to be increased by percentages determined based on the valuation of the Company. The minimum percentage is 14.4% and is increased by 1.25% for each additional $50.0 million that the Company’s valuation exceeds $550.0 million and increased by 0.625% for each additional $50.0 million that the Company’s valuation exceeds $650.0 million.
Preferred Stock Conversion
Pursuant to the Company’s operative Amended and Restated Certificate of Incorporation, the May 2021 conversion of the Convertible Notes into common stock triggered an automatic conversion of all outstanding preferred stock into common stock. Accordingly, 4,750,000 shares of Series A convertible preferred stock and 4,230,108 shares of Series B convertible preferred stock were converted on a one-to-one basis into 8,980,108 shares of the Company’s common stock.
Credit Agreement
On June 23, 2021, the Company executed a credit agreement with a maturity date of June 23, 2023 (Credit Agreement). The Credit Agreement allows for the Company to borrow up to their available commitment, which is the lesser of $50.0 million or the borrowing base value, at any time. The borrowing base value was $10.4 million and the full $10.4 million is outstanding as of June 30, 2021. Borrowings under the Credit Agreement bear interest at an alternative base rate (ABR) or London Interbank Offered Rate (LIBOR), at the Company’s election, plus an applicable margin of 1.50% or 2.50% per annum for ABR loans and LIBOR loans, respectively. The Company is required to pay a quarterly commitment fee equal to 0.50% multiplied by the actual daily amount by which the commitments exceed outstanding loans.
Formation of New Subsidiaries
In February 2021, the Company formed a wholly-owned subsidiary, Redaptive Capital I, LLC, in Delaware.
In addition, in July 2021, the Company formed a wholly-owned subsidiary, Redaptive Sustainability Services Canada ULC, in Canada.

                      Shares
Common Stock

Prospectus

BofA Securities	Guggenheim Securities

Through and including               , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.    Other Expenses of Issuance and Distribution
The following table sets forth all expenses to be paid by us in connection with this registration statement and the listing of our common stock, other than underwriting discounts and commissions. All amounts shown are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the exchange listing fee.

Amount Paid or to be Paid
SEC registration fee	*
FINRA filing fee	*
Stock exchange listing fee	*
Printing and engraving expenses	*
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	*
__________________
*    To be provided by amendment.
Item 14.     Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.
We expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:
•any breach of their duty of loyalty to our company or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•unlawful payments of dividends or unlawful stock repurchases, or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
•any transaction from which they derived an improper personal benefit.
Any amendment, repeal or elimination of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment, repeal, or elimination. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.
In addition, we expect to adopt amended and restated bylaws, which will become effective as of the closing of this offering, and which will provide that we will indemnify our directors and officers, and may indemnify our employees, subcontractors, agents, partners, and any other persons, to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to limited exceptions.
Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses reasonably and actually incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors or officers, or is or was one of our directors or officers serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.
We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. In connection with this offering, we plan to expand coverage to include claims relating to public securities matters.
Certain of our non–employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.
The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act of 1933, as amended (Securities Act), or otherwise.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15.    Recent Sales of Unregistered Securities
Since January 1, 2018, we have issued the following unregistered securities:
1.In March 2018, we issued and sold an aggregate of 4,230,108 shares of our Series B convertible preferred stock, at a purchase price of $4.728 per share, for an aggregate purchase price of approximately $20 million.
2.From January 1, 2018 through the date of this registration statement on Form S-1, we granted to our employees, directors, consultants and other service providers stock options to purchase an aggregate of 5,819,195 shares of common stock upon the exercise of options under our 2015 Equity Incentive Pan at exercise prices per share ranging from $0.1241 to $8.84, for a weighted average exercise price of approximately $1.00.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.    Exhibits
(a) Exhibits
See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S–1, which Exhibit Index is incorporated herein by reference.
(b) Financial Statement Schedules
All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the accompanying notes.
Item 17.    Undertakings
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering
3.3*	Amended and Restated Bylaws of the Registrant, as currently in effect
3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering
4.1*	Form of Common Stock Certificate
4.2*	Third Amended and Restated Investors’ Rights Agreement by and among the Registrant and certain holders of its capital stock, dated as of May 21, 2021
4.3*	Form of Warrant to Purchase Common Stock
5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1*	Form of Director and Executive Officer Indemnification Agreement
10.2+*	2021 Equity Incentive Plan and related form agreements
10.3+*	2021 Employee Stock Purchase Plan and related form agreements
10.4+*	2015 Equity Incentive Plan and related form agreements
10.5+*	Form of Confirmatory Employment Letter between the Registrant and each of its executive officers
10.6+*	Outside Director Compensation Policy
10.7*	Standard Office Lease between KG-Brannan, LLC and the Registrant, dated as of December 3, 2019
10.8*	Amended and Restated Note Purchase Agreement by and between the Registrant and the investors listed therein, dated September 24, 2020
10.9*	Amendment and Conversion Agreement among the Registrant, the guarantors from time to time party thereto and certain investors from time to time party thereto, dated September 24, 2020
10.10*	Credit Agreement among the Registrant, the financial institutions and other persons from time to time parties thereto and Cooperatieve Rabobank U.A., New York Branch, dated June 23, 2021
21.1*	List of subsidiaries of the registrant
23.1*	Consent of Grant Thornton LLP
23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in the opinion filed as Exhibit 5.1 to this registration statement)
24.1*	Power of Attorney (included on the signature page to this registration statement)
__________________
+    Indicates management contract or compensatory plan.
*    To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Francisco, State of California, on               , 2021.

REDAPTIVE, INC.

By:
Arvin Vohra
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arvin Vohra and Matt Gembrin, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Arvin Vohra
	Executive Chairman, President and Director	, 2021
John Rhow
	Chief Financial Officer (Principal Financial Officer)	, 2021
Matt Gembrin
	Principal Accounting Officer (Principal Accounting Officer)	, 2021
Jennifer Kosharek
	Chairman	, 2021
Chris Hsu
	Director	, 2021
Sheeraz Haji
Director
Ja-Chin Audrey Lee		, 2021
Director
Michael Linse		, 2021
Director
Paul Rainey		, 2021